UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-39080

POWERFLEET, INC.
(Exact name of registrant as specified in its charter)

Delaware	83-4366463
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

123 Tice Boulevard Woodcliff Lake, New Jersey	07677
(Address of principal executive offices)	(Zip Code)

(201) 996-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AIOT	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☐ **No** ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes** ☐ **No** ☒

The aggregate market value of the registrant's common stock held by non-affiliates, computed by reference to the price at which the common stock was last sold as of September 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $523.2 million.

The number of shares of the registrant's common stock outstanding as of June 25, 2025 was 133,370,542.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K
Portions of the Proxy Statement for the Registrant's 2025 Annual Meeting of Stockholders	Part III

POWERFLEET, INC.

TABLE OF CONTENTS

PART I

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K (this "Form 10-K") of Powerfleet, Inc. ("Powerfleet," the "Company," "we," "our" or "us") contains "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), which may include information concerning our beliefs, plans, objectives, goals, expectations, strategies, anticipations, assumptions, estimates, intentions, future events, future revenues or performance, capital expenditures and other information that is not historical information. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Many of these statements appear, in particular, under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K. When used in this report, the words "seek," "estimate," "expect," "anticipate," "project," "plan," "contemplate," "plan," "continue," "intend," "believe" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove to be correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this report. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements herein include, but are not limited to:

- future global economic and business conditions, including the effect of conflicts in certain geographies and the potential imposition of tariffs;
- integration of our, MiX Telematics' and Fleet Complete's businesses and the ability to recognize the anticipated synergies and benefits of our transactions with MiX Telematics and Fleet Complete;
- the commercial, financial, reputational and regulatory risks to our business that may arise as a consequence of operating across multiple geographies;
- disruptions in our global supply chain or failures by subcontractors;
- the loss of any of our key customers or reduction in the purchase of our products by any such customers;
- reliance on third-party channel partner relationships;
- our inability to adequately protect our intellectual property;
- changes in technology or products, which may be more difficult or costly, or less effective, than anticipated;
- potential breaches of our information technology systems;
- our ability to obtain additional capital to fund our operations; and
- those risks and uncertainties set forth under the heading "Risk Factors" in Item 1A of this report.

There may be other factors of which we are currently unaware or which we currently deem immaterial that may cause our actual results to differ materially from the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date they are made and are expressly qualified in their entirety by the cautionary statements included in this report. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date they were made or to reflect the occurrence of unanticipated events, or otherwise.

Note Regarding Trademarks

We have, or have applied for, U.S. and/or foreign trademark protection for I.D. SYSTEMS® and Design, the I.D. SYSTEMS Logo®, VEHICLE ASSET COMMUNICATOR ®, POWERFLEET®, POWERFLEET IQ®, POWERFLEET YARD®, didBOX®, FREIGHTCAM®, KEYTROLLER®, REEFERMATE®, POWERFLEET and DESIGN®, CAMERA Design®, UNITY®, POWERFLEET UNITY®, POWER AI®, Mix Telematics, Mix Telematics – Logo, Matrix Vehicle Tracking Logo, Datatrak, Tracking. Simply Sorted, Beame Character Device, Beame Logo 2012, Beame Logo 2010, Mix-Drive, FM-WEB, Matrix – right by your side (2013 logo), Mix Vision, Mix Safedrive, FM Communicator, MIX ROVI, Beame Logo, Our Customers Are People, Not Vehicles, Tripmaster, Life Takes You Places, Matrix Brings you Home, MiX Intuition, Recovery. Simply Sorted, Geoloc Advanced Alert, MiX Now, Mix Recovery Protect, Mix Fleet Manager, Connected and Protected Fleet, FLEET COMPLETE®, FLEET COMPLETE & Design®, HELPING FLEETS THRIVE®, CONNVEX®, CONNVEX EDGE®, CONNVEX INSIGHTS®, CONNVEX LIVE®, FIELDWORKER BY FLEET COMPLETE®, WATCHDOG®, COURIER COMPLETE®, BIGROAD®, BIGROAD Design, and BIGROAD – A Fleet Complete Company®.

Item 1. Business

Overview

We are a global provider of Artificial Intelligence-of-Things ("AIoT") solutions providing valuable business intelligence for managing high-value enterprise and mid-market assets that improve operational efficiencies.

We are headquartered in Woodcliff Lake, New Jersey, with offices located around the globe.

Our Unity data highway and AIoT ecosystem is the centerpiece of our strategy. Unity has the capability to ingest data from multiple data sources, harmonizing and transforming the dataset, and delivering simply understood insights through a unified Software-as-a-Service ("SaaS") platform and deep integrations with customer business systems.

Unity provides mission-critical solutions from warehouse to trailer to vehicle, allowing customers to consolidate suppliers and gain end-to-end control of their operations in a single pane of glass.

Unity enables customers to consume their data in multiple ways, from data-powered applications to unified operations integrations, which provide the ability to improve performance of the asset, the individual in charge of the asset, and the business process, continuously improving our customers' business performance.

Within the Unity ecosystem, our Powerfleet for Warehouse and Factory AIoT solutions are designed to provide on-premise or in-facility asset and operator management, monitoring, and visibility for warehouse and factory trucks such as forklifts, man-lifts, tuggers and ground support equipment at airports. These solutions utilize a variety of communications capabilities such as Bluetooth®, WiFi, and proprietary radio frequency technology.

Additionally, within the Unity ecosystem, our Powerfleet for On-Road AIoT solutions are designed to provide bumper-to-bumper AIoT asset management, monitoring, and visibility for over-the-road based assets such as heavy trucks, dry-van trailers, refrigerated trailers and shipping containers and their associated cargo. These AIoT solutions provide mobile-asset tracking and condition-monitoring solutions to meet the transportation market's desire for greater visibility, safety, security, and productivity throughout global supply chains. Our On-Road AIoT solutions extend to all mobile assets, whether it is a rental car, a private fleet, or automotive original equipment manufacturer ("OEM") partners. We achieve this by providing critical information that can be used to increase revenues, reduce costs, enhance safety and sustainability, deliver compliance, and improve customer service.

Our patented technologies are proven solutions for organizations that must monitor and analyze their assets to improve safety, increase efficiency, reduce costs, and drive profitability. Our offerings are sold under the global brands Powerfleet, Pointer, Cellocator, MiX by Powerfleet and Fleet Complete.

We have an established history of Internet-of-Things ("IoT") device development, artificial intelligence ("AI") and data science expertise, and innovation creating devices that can withstand harsh and rugged environments. With 40 patents and patent applications and over 25 years' experience, we believe we are well-positioned to evolve our offerings for even greater value to customers through our cloud-based applications for unified operations.

We deliver advanced data solutions that connect mobile assets to increase visibility, operational efficiency and profitability. Across our spectrum of vertical markets, we differentiate ourselves by developing mobility platforms that collect data from unique sensors. Because we are data source and OEM agnostic, we help organizations view and manage their mixed assets homogeneously. All of our solutions are paired with SaaS and analytics platforms to provide an even deeper level of insights and understanding of how assets are utilized and how drivers and operators operate those assets. These insights include a full set of key performance indicators to drive operational and strategic decisions. Our customers typically get a return on their investment in less than 12 months from deployment.

Our enterprise software applications have AI and machine learning capabilities and are built to integrate with our customers' management systems to provide a single, integrated view of asset and operator activity across multiple locations while providing real-time enterprise-wide benchmarks and peer-industry comparisons. We look for analytics, as well as the data contained therein, to differentiate us from our competitors, adding significant value to customers' business operations, and helping to contribute to their bottom line. Our solutions also feature open application programming interfaces ("APIs") for additional integrations and development to boost other enterprise management systems and third-party applications.

We market and sell our Unity ecosystem and our connected AIoT data solutions to a wide range of customers in the commercial and government sectors. Our customers operate in diverse markets, such as manufacturing, automotive manufacturing, wholesale and retail, food and grocery distribution, pharmaceutical and medical distribution, construction, mining, utilities, aerospace, vehicle rental, as well as logistics, shipping, transportation, energy and field services. Traditionally, these businesses have relied on multiple vendors, as well as manual, often paper-based, processes or on-premise legacy software to operate their high-value assets, manage workforce resources, and distributed sites; and face environmental, safety, and other regulatory requirements. In today's landscape, it is crucial for these businesses to invest in solutions that enable easy analysis and sharing of real-time information, increasingly consolidating their suppliers.

Recent Strategic Transactions

On April 2, 2024, we consummated the transactions contemplated by the Implementation Agreement, dated as of October 10, 2023 (the "Implementation Agreement"), that we entered into with Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and our wholly owned subsidiary ("Powerfleet Sub"), and MiX Telematics Limited, formerly a public company incorporated under the laws of the Republic of South Africa ("MiX Telematics"), pursuant to which, Powerfleet Sub acquired all the issued ordinary shares of MiX Telematics (including those represented by MiX Telematics' American Depositary Shares) through the implementation of a scheme of arrangement (the "Scheme") in accordance with Sections 114 and 115 of the South African Companies Act, No. 71 of 2008, as amended (the "Companies Act"), in exchange for shares of our common stock. As a result, MiX Telematics became our indirect, wholly owned subsidiary (the "MiX Combination"). Since the closing of the MiX Combination, we have made significant progress in integrating the MiX Telematics business into our operations, with alignment of core functions and early realization of operational synergies.

On October 1, 2024, we consummated the transactions contemplated by the Share Purchase Agreement, dated as of September 18, 2024 (the "Purchase Agreement"), by and among Golden Eagle Topco, LP ("Golden Eagle LP"), the persons that are party to the Purchase Agreement under the heading "Other Sellers" (the "Other Sellers" and, together with Golden Eagle LP, the "Sellers"), the Company and Powerfleet Canada Holdings Inc., a wholly owned subsidiary of the Company (the "Canadian SPV" and, together with the Company, the "Purchasers"), pursuant to which the Purchasers acquired all of the direct and indirect common shares in the capital of Golden Eagle Canada Holdings, Inc. ("Canada Holdco") and Complete Innovations Holdings Inc. ("CIH"), and all of the issued and outstanding shares of common stock of Golden Eagle Holdings, Inc. (together with Canada Holdco and CIH, "Fleet Complete"). As a result, Fleet Complete became an indirect, wholly owned subsidiary of the Company (the "FC Acquisition").

Our Solutions

Unity Solution Portfolio

Unity enables rapid and deep integration with AIoT devices and third-party business systems to a highly scalable data highway that powers AI-driven insights to help customers save lives, time, and money. Unity's extensive integration library of data sensory device types coupled with our modular, business performance improvement solutions allow customers to receive rapid speed to value and deliver dramatic positive change to their business. Unity also offers data extensibility by exposing the platform using extensible microservices and open APIs to make integrating to external systems and leveraging customers' own data quick and easy. Unity unites customer data so they can focus on what matters most.

With our SaaS-based Unity modules, recognized by ABI Research as the number one global platform solution portfolio in its market in 2025, which includes best-in-class vehicle, video and in-warehouse IoT, customers can gain visibility and AI-powered insights into their people, assets and business processes to better manage utilization and maintenance, safety, fuel and energy management, compliance and high-risk incidents — all in a single pane of glass. Our solutions are capable of ingesting, processing, and enriching livestream data from any of our customers' AIoT devices and business systems to provide mission-critical data that powers our customers' operations.

Key Applications of Our AIoT Solutions

We provide real-time intelligence for organizations with high-value assets allowing them to make informed decisions and ultimately improve their operations, safety, and bottom line. Our applications enable organizations to capture AIoT data from various types of assets with devices and sensors creating a holistic view for analysis and action.

The core applications that our AIoT solutions address include:

End-to-End Visibility: Organizations with expensive assets such as vehicles, machinery, or equipment need to keep track of where the assets are located, monitor for misuse, and understand how and when assets are being used. By having complete visibility of their assets, customers can improve security, utilization and customer service. In addition, our visibility solutions help with personnel workflows and resource management, freight visibility through load status, equipment availability status, dwell and idle time, geofencing, two-way temperature control and management, multi-zone temperature monitoring, arrival and departure times, and supply chain allocation.

Regulatory Compliance: Businesses must comply with government regulations and provide proof of compliance, which is commonly an onerous process to enforce and maintain. Our solutions provide critical data points and reports to help customers stay within compliance, avoid fines for non-compliance, and automate the reporting process. We deliver real-time position reports, hours-of-service, temperature monitoring and control, electronic safety checklists, workflow management, controlling vehicle access to only authorized operators, inspection reports, and history logs of use.

Improve Safety: Our applications are designed to provide asset and operator management, monitoring, and visibility for safer environments and include AI-based video safety and predictive analytics. Our solutions allow our customers to monitor their fleet of vehicles on various parameters, including but not limited to, vehicle location, speed, engine fault codes, driver behavior, eco-driving, and ancillary sensors and can receive reports and alerts, either automatically or upon request wirelessly via the internet, email, mobile phone or an SMS. In addition, our dash camera provides critical video capture that can be used to help exonerate drivers when in accidents or help bolster training and coaching programs of employees. We also offer preventative solutions such as safety warning products to alert vehicle operators of objects or pedestrians in their pathway to prevent accidents, injuries, and damage. Our analytics platform features dashboards with KPIs and can help managers identify patterns, trends and outliers that can be used as flags for interventions.

Drive Operational Efficiency & Productivity: To increase utilization of mobile assets, our solutions enable the identification of a change in status, real-time location, geo-fencing alerts when an asset is approaching or leaving its destination, cargo status, and on-board intelligence utilizing a motion sensor and proprietary logic that identifies the beginning of a drive and the end of a drive. Having this information enables customers to increase capacity, speed of service, right-size their fleets, and improve communication internally and with customers. In addition, customers can increase revenue per mile, reduce claims and claims processing times, and reduce the number of assets needed. This is achieved through proving such things as two-way integrated workflows for drivers, control assignments and work change, Electronic Driver Logging and automated record keeping for regulatory compliance, monitoring of asset pools and geofence violations, and various reporting insights that flag under-utilized assets, the closest assets, and alerts on dwell time and exceeding the allotted time for loading and unloading.

We help customers with their digital transformation journeys by automating processes and increasing productivity and cost efficiency of their employees. Our applications enable customers to determine where operators are assigned and can temporarily reassign them based on peak needs, evaluate any disparity in the amount employees are paid compared to the time they actually spend operating a vehicle. Our applications help answer the question of why it takes some employees longer than others to do specific tasks, where to focus labor resources, and how to forecast vehicles and operators needed for future workflow.

In addition, for our rental car vertical, our applications automatically upload vehicle identification number, mileage and fuel data as a vehicle enters and exits the rental lot, which can significantly expedite the rental and return processes for travelers, and provide the rental company with more timely inventory status, more accurate billing data that can generate higher fuel-related revenue, and an opportunity to utilize customer service personnel for more productive activities, such as inspecting vehicles for damage and helping customers with luggage.

Our solution for "car sharing" permits a rental car company to remotely control, track and monitor their rental vehicles wherever they are parked. Whether for traditional "pod-based" rental or for the emerging rent-anywhere model, the system, through APIs integrated into any rental company's fleet management system, (i) manages member reservations by smart phone or Internet, and (ii) charges members for vehicle use by the hour.

For our customers with a variety of make-model-years in their fleet, we have developed an unmatched library of certified vehicle code interfaces through our second-generation On-Board Diagnostics, industry standard. Our patented fleet management system helps fleet owners improve asset utilization, reduce capital costs, and cut operating expenses, such as vehicle maintenance or service and support.

Increase Security: Our solutions allow our customers to reduce theft and improve inventory management. Customers can lockdown their assets with automated e-mail or text message alerts, emergency tracking of assets (higher frequency of reports) if theft is expected, geo-fencing alerts when an asset enters a prohibited geography or location, and near real-time sensors that alert based on changes in temperature and shock, among other things. We also provide security services. Most of the security products used to provide our security services are mainly sold to (i) local car dealers and importers that in turn sell the products equipped in the vehicle to the end users who purchase the security services directly from us, or (ii) leasing companies which purchase our security services in order to secure their own vehicles.

Reduce Costs

We enable our customers to improve asset utilization, reduce capital costs, and cut operating expenses, such as vehicle maintenance or service and support. Our solutions provide engine performance, machine diagnostics, fuel consumption, and battery life to improve preventative maintenance scheduling, increase uptime, and gain a longer service life of equipment. Through our software applications, customers can optimize capacity, analyze resource allocation, and improve utilization of assets to reduce capital expenses such as purchasing new or leasing additional equipment. Our applications provide root cause analysis for any cargo claims and help with exoneration of drivers in accidents via dash camera visibility.

Analytics and Machine Learning

AIoT significantly enhances Unity's capabilities by integrating AI with IoT. This integration helps to organize large data pools, automate data harmonization, create intelligent infrastructure, and generate actionable insights, ultimately enhancing the speed and return on investment of data usage. At a crucial inflection point in the industry, AIoT emerges as a transformative force, allowing Unity to offer mission-critical solutions that extend from warehouse to trailer to vehicle. This enables customers to consolidate all of their data in one place, streamline supplier interactions, and achieve end-to-end visibility. Unity's approach creates a single source of truth across all mobile asset types, a distinctive and innovative strategy in the industry. For example, our image machine learning system allows us to process images from our freight camera and other sources and identify key aspects of operations and geospatial information such as location, work being accomplished, type of cargo, how cargo is loaded and if there are any visible issues such as damage.

Our analytics platforms provide our customers with a holistic view of their asset activity across their enterprise. Our distinct advantage in AI is our trove of operational data, which we use to build and improve our AI models. Unity seamlessly ingests data from 600+ sources, including IoT devices, sensors, OEM systems and third party platforms. By using this data set to train, test and fine-tune our AI models, we are able to provide AI driven data harmonization that delivers a single source of truth for operational intelligence. We maintain a close, collaborative relationship between our AI, firmware, and software development teams to ensure our advanced AI data highway runs efficiently.

Key Performance Indicators & Benchmarks

Our cloud-based software applications provide a single, integrated view of asset activity across multiple locations, generating enterprise-wide benchmarks, peer-industry comparisons, and deeper insights into asset operations. In addition, our customers can set real-time alerts for exception-based reporting or critical activity that needs immediate attention. This enables management teams to make more informed, effective decisions, raise asset performance standards, increase productivity, reduce costs, and enhance safety.

Specifically, our analytics platforms allow users to quantify best-practice enterprise benchmarks for asset utilization and safety, reveal variations and inefficiencies in asset activity across both sites and geographic regions, or identify opportunities to eliminate or reallocate assets, to reduce capital and operating costs. We provide an extensive set of decision-making tools and a variety of standard and customized reports to help businesses improve overall operations.

We look for analytics and machine learning to make a growing contribution to drive platform and SaaS revenue, further differentiate our offerings and add value to our solutions. We also use our analytics platform for our own internal platform quality control.

Services

Hosting Services: We provide the use of our systems as a remotely hosted service, with the system server and application software residing in our colocation center or on a cloud platform provider's infrastructure (e.g., Azure, AWS). This approach helps us reduce support costs and improve quality control. It separates the system from the restrictions of the customers' local information technology ("IT") networks, which helps reduce their system support efforts and makes it easier for them to receive the benefits of system enhancements and upgrades. Our hosting services are typically offered with extended maintenance and support services over a multi-year term of service and typically include renewals after the end of the initial term.

Software as a Service: We provide system monitoring, help desk technical support, escalation procedure development, routine diagnostic data analysis and software updates services as part of the ongoing contract term. These services ensure deployed systems remain in optimal performance condition throughout the contract term and provide access to newly developed features and functions on an annual basis.

Maintenance Services: We provide a warranty on the hardware components of our system. During the warranty period, we either replace or repair defective hardware. We also make extended maintenance contracts available to customers and offer ongoing maintenance and support on a time and materials basis.

Customer Support and Consulting Services for Ease of Use, Adoption, and Added Value: We have developed a framework for the various phases of system training and support that offer our customers both structure and flexibility. Major training phases include hardware installation and troubleshooting, software installation and troubleshooting, "train-the-trainer" training on asset hardware operation, preliminary software user training, system administrator training, information technology issue training, ad hoc training during system launch and advanced software user training.

Increasingly, training services are provided through scalable online interactive training tools. Support and consulting services are priced based on the extent of training that the customer requests. To help our customers derive the most benefit from our system, we supply a broad range of documentation and support including videos, interactive online tools, hardware user guides, software manuals, vehicle installation overviews, troubleshooting guides, and issue escalation procedures.

We provide our consulting services both as a standalone service to study the potential benefits of implementing an AIoT business intelligence solution and as part of the system implementation itself. In some instances, customers prepay us for extended maintenance, support and consulting services. In those instances, the payment amount is recorded as deferred revenue and revenue is recognized over the service period.

Growth Strategy

Our objective is to become a leading global provider of AIoT SaaS solutions for high-value enterprise and mid-market assets to drive optimized operations and create safer environments. In 2023, we consolidated and augmented many of our existing capabilities on a single customer software platform branded as "Unity". We have designed our Unity platform to enable rapid and deep integration with AIoT devices and third-party business systems to a highly scalable data pipeline that powers AI-driven insights to help companies save lives, time, and money. Unity is an increasingly important initiative to meet our objective of becoming a leading global provider of AIoT SaaS solutions for high-value enterprise and mid-market assets to drive optimized operations and create safer environments.

In 2024, we completed the MiX Combination and the FC Acquisition, which has accelerated our strategic objectives. In 2025, we received the accolade of most innovative company in our space globally. This was independently awarded by industry experts ABI Research after their in-depth assessment of our Unity portfolio.

Building on our recent successes, we intend to prove value, retain and grow business with existing customers and pursue opportunities with new customers by:

- focusing our business solutions by vertical markets and go-to-market strategies to each market;
- positioning ourselves as an innovative thought leader;
- maintaining a world class sales and marketing team;
- identifying, seizing, and managing revenue opportunities;
- expanding our customer base, achieving wider market penetration and educating customers with mixed assets in their organization about our other applications;

- implementing improved marketing, sales and support strategies;
- shortening our initial sales cycles by helping our customers through:
- identifying and quantifying benefits expected from our solutions;
- accelerating transitions from implementation to roll-out; and
- building service revenue through long-term SaaS contracts;
- differentiating our product offering through analytics, machine learning, unique sensors, and value-added services;
- producing incremental revenue at a high profit margin; and
- expanding our partnerships, distribution channels, and integrations.

We also plan to expand into new applications and markets by:

- pursuing opportunities to integrate our system with computer hardware and software vendors, including:

  - OEMs;
  - transportation management systems;
  - warehouse management systems;
  - labor and time card systems;
  - enterprise resource planning; and
  - yard management systems.

- establishing relationships with global distributors; and

- evaluating and pursuing strategically sound acquisitions of companies.

Sales and Marketing

Our sales and marketing objectives are to achieve broad market awareness and penetration, with an emphasis both on expanding business opportunities with existing customers and on securing new customers.

We market our systems directly to commercial and government organizations and through indirect sales channels, such as OEMs, vehicle importers, distributors (including major telecommunication companies), and warehouse equipment dealers.

In addition, we are actively pursuing strategic relationships with key companies in our target markets - including complementary hardware and software vendors and service providers - to further penetrate these markets by embedding our products in the assets our systems monitor and integrating our solutions with other systems.

We sell our systems to corporate-level executives, division heads and site-level management within the enterprise. Typically, our initial system deployment serves as a basis for potential expansion across the customer's organization.

We work closely with customers to demonstrate a return on investment, which is usually less than 12 months, and help maximize the utilization and benefits of our system and demonstrate the value of enterprise-wide deployments. Post-implementation, we consult with our customers to further extend and customize the benefits to the enterprise by delivering enhanced analytics capabilities.

Customers

We market and sell our wireless solutions to a wide range of customers in the commercial and government sectors. We serve over 50,000 enterprise and mid-market customers across a wide range of industries, including construction and heavy equipment, distribution, field services, leasing and car rental, government and public safety, manufacturing and automotive, oil, gas, and chemical, transportation and logistics, utilities and telecommunications, and cold chain logistics.

While we generally enter into master agreements with our customers in the normal course of business, certain customer relationships are governed by individual asset contracts. These agreements define the terms of any sales of products and/or services by us to the applicable customer, including, but not limited to, terms regarding payment, support services, termination and assignment rights. These agreements generally obligate us only when products or services are actually sold to the customer thereunder.

We strive to establish long-term relationships with our customers in order to maximize opportunities for new application development and increased sales. Some of our global customers that benefit from our combined solutions to power their specific AIoT and machine-to-machine mobility needs include Avis, Walmart, Toyota, and XPO Logistics. No individual customer generates revenue equal to or greater than 10% of our consolidated total revenue.

Competition

The market for our solutions is rapidly evolving, highly competitive and fragmented. Our target markets are also subject to quickly changing product technologies, shifting customer needs, regulatory requirements and frequent introductions of new products and services.

In each of our global markets, we encounter different competitors due to the dynamics of each market. A significant number of companies have developed or are developing and marketing software and hardware for wireless products that currently compete or will compete directly with our solutions. We compete with organizations varying in size, including many small, start-up companies as well as large, well-capitalized organizations.

While some of our competitors focus exclusively on providing wireless asset management solutions, many are involved in AIoT solutions as an extension of a broader business. Many of our larger competitors are able to dedicate extensive financial resources to the research and development and deployment of wireless solutions. As government and commercial entities expand the use of wireless technologies, we expect that competition will continue to increase within our target markets.

Research and Development

Our research and development team has expertise in areas such as hardware, software and firmware development and testing, database design and data analytics, wireless communications, AI methods, mechanical and electrical engineering, and both product and project management. In addition, we utilize external contractors to supplement our team in the areas of software and firmware development, digital design, test development and product-level testing.

Generally, our research and development efforts are focused on expanding the capabilities of our products; differentiating our offerings through our Unity platform build, simplifying the implementation, support and utilization of our solutions, reducing the cost of our solutions, increasing the reliability of our solutions, expanding the functionality of our solutions to meet customer and market requirements, applying new advances in technology to enhance existing solutions, and building further competitive advantages through our intellectual property portfolio.

Intellectual Property

Patents

We attempt to protect our technology and products through a variety of intellectual property protections, including the pursuit of patent protection in the United States and certain foreign jurisdictions. Because of the differences in patent laws and laws concerning proprietary rights, the extent of protection provided by U.S. patents or proprietary rights owned by us may differ from that of their foreign counterparts. Where strategically appropriate, we will attempt to pursue suspected violators of our patents and, whenever possible, monetize our intellectual property.

We built a portfolio of patents and patent applications relating to various aspects of our technology and products, including our wireless asset management systems, connected car products, and vehicle management systems. As of May 23, 2025, our patent portfolio includes 34 U.S. patents, 2 pending U.S. patent applications, 1 pending foreign patent applications, and 3 foreign patents. With the timely payment of all maintenance fees, the U.S. patents have expiration dates falling between 2026 and 2040. No single patent or patent family is considered material to our business.

Trademarks

We have, or have applied for, U.S. and/or foreign trademark protection for I.D. SYSTEMS® and Design, the I.D. SYSTEMS Logo®, VEHICLE ASSET COMMUNICATOR®, POWERFLEET®, POWERFLEET IQ®, POWERFLEET YARD®, didBOX®, FREIGHTCAM®, KEYTROLLER®, REEFERMATE®, POWERFLEET and DESIGN®, CAMERA Design®, UNITY®, POWERFLEET UNITY®, POWER AI®. Following the MiX Combination, we have additional trademarks for Mix Telematics, Mix Telematics – Logo, Matrix Vehicle Tracking Logo, Datatrak, Tracking. Simply Sorted, Beame Character Device, Beame Logo 2012, Beame Logo 2010, Mix-Drive, FM-WEB, Matrix – right by your side (2013 logo), Mix Vision, Mix Safedrive, FM Communicator, MIX ROVI, Beame Logo, Our Customers Are People, Not Vehicles, Tripmaster, Life Takes You Places, Matrix Brings you Home, MiX Intuition, Recovery. Simply Sorted, Geoloc Advanced Alert, MiX Now, Mix Recovery Protect, Mix Fleet Manager, Connected and Protected Fleet.

In addition, following the FC Acquisition, we have expanded our trademark portfolio to include FLEET COMPLETE®, FLEET COMPLETE & Design®, HELPING FLEETS THRIVE®, CONNVEX®, CONNVEX EDGE®, CONNVEX INSIGHTS®, CONNVEX LIVE®, FIELDWORKER BY FLEET COMPLETE®, WATCHDOG®, COURIER COMPLETE®, BIGROAD®, BIGROAD Design, and BIGROAD – A Fleet Complete Company®.

We attempt to avoid infringing known proprietary rights of third parties in our product development and sales efforts. However, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential at the time of the application filing, with regard to similar technologies. If we were to discover that our products violate third-party proprietary rights, we may not be able to:

- obtain licenses to continue offering such products without substantial reengineering;
- re-engineer our products successfully to avoid infringement;
- obtain licenses on commercially reasonable terms, if at all;
- litigate an alleged infringement successfully; or
- settle without substantial expense and damage awards.

Any claims against us relating to the infringement of third-party proprietary rights, even if without merit, could result in the expenditure of significant financial and managerial resources or in injunctions preventing us from distributing certain products. Such claims could materially adversely affect our business, financial condition and results of operations.

Our software products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. In general, our efforts to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and contractual safeguards may not be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to, or competitive with, those developed by us. Our failure or inability to protect our proprietary rights could materially and adversely affect our business, financial condition and results of operations.

Manufacturing

We outsource our hardware manufacturing operations to contract manufacturers. This strategy enables us to focus on our core competencies - designing hardware and software systems and delivering solutions to customers – and avoid investing in capital intensive electronics manufacturing infrastructure. Outsourcing also provides us with the ability to ramp up deliveries to meet increases in demand without increasing fixed expenses.

Our manufacturers are responsible for obtaining the necessary components and supplies to manufacture our products. While components and supplies are generally available from a variety of sources, manufacturers generally depend on a limited number of suppliers. In the past, unexpected demand for communication products has caused worldwide shortages of certain electronic parts and allocation of such parts by suppliers that had an adverse impact on the ability of manufacturers to deliver products as well as on the cost of producing such products.

Due to the general availability of manufacturers for our products, we do not believe that the loss of any of our manufacturers would have a long-term material adverse effect on our business, although there could be a short-term adverse effect on our business.

We generally attempt to maintain sufficient inventory to meet customer demand for products, as well as to meet anticipated sales levels. If our product mix changes in unanticipated ways, or if sales for particular products do not materialize as anticipated, we may have excess inventory or inventory that becomes obsolete. In such cases, our operating results could be negatively affected.

Government Regulations

The use of radio emissions is subject to regulation in the United States by various federal agencies, including the Federal Communications Commission (the "FCC") and the Occupational Safety and Health Administration. Various state agencies also have promulgated regulations which concern the use of lasers and radio/electromagnetic emissions standards.

Regulatory changes in the United States and other countries in which we may operate in the future could require modifications to some of our products in order for us to continue manufacturing and marketing our products in those areas.

Our products intentionally transmit radio signals, including narrow band and spread spectrum signals, as part of their normal operation. We have obtained certification from the FCC for our products that require certification. Users of these products in the United States do not require any license from the FCC to use or operate our products. To market and sell our integrated wireless solutions in the European Union, we also utilize unlicensed radio spectra and have obtained the required European Norm certifications.

In addition, some of our operations use substances regulated under various federal, state and local laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and waste and the cleanup of contaminated sites. Certain of our products are subject to various federal, state and local laws governing chemical substances in electronic products.

The adoption of unfavorable regulations, or unfavorable interpretations of existing regulations by courts or regulatory bodies, could require us to incur significant compliance costs, cause the development of the affected markets to become impractical or otherwise adversely affect our ability to produce or market our products.

Since 1996, our subsidiary Pointer Telocation Ltd. ("Pointer") has held an operational license, which is renewed on a regular basis, from the Ministry of Communications in Israel to operate our wireless messaging system over 2 MHz in the 966 to 968 MHz radio spectrum band. It also obtains licenses from the Israeli Ministry of Communications in order to manufacture, import, market and sell its products in Israel.

Our subsidiary Pointer Argentina S.A. ("Pointer Argentina") obtains domestic licenses for the deployment of our security services operation in Argentina and local operators are required to obtain a specific license for their operations.

We are currently registered by the Federal Department of Security in Mexico to provide our services.

Certain of our South African subsidiaries, including Pointer SA Pty Ltd ("Pointer South Africa") and MiX Telematics Africa Pty Ltd ("MiX Telematics Africa"), are currently registered as security service providers under the Private Security Industry Regulation Act, 2001 in South Africa. Our products are also listed with the Independent Communications Authority of South Africa.

While the use of our cellular monitoring units does not require regulatory approvals, in Israel, the use of our radio frequency products is subject to regulatory approvals from government agencies. In general, applications for regulatory approvals to date have not been problematic. However, we cannot guarantee that approvals already obtained are or will remain sufficient in the view of regulatory authorities indefinitely.

As a result of the MiX Combination and FC Acquisition, we have expanded our operations in jurisdictions such as South Africa, Canada, and certain European and Latin American countries. In these regions, we are subject to additional regulatory requirements, including those relating to the use of radio frequency equipment, environmental compliance, and industry-specific licensing.

Employees

As of June 4, 2025, we had 2,518 total employees globally, 100% of whom are full-time employees. We believe that our relationships with our employees are good.

Macroeconomic Developments

Higher interest rates, persistent inflationary pressures, fluctuations in currency values, continued supply chain disruptions, ongoing geopolitical conflicts, such as the conflict in the Middle East, have resulted in significant global economic uncertainty. In addition, evolving monetary, fiscal, and trade policies, including the recent imposition of tariffs, have further disrupted macroeconomic stability and created additional uncertainty for global commerce, which have adversely impacted our customers, suppliers, and overall operating environment. Given the dynamic and uncertain nature of the current macroeconomic environment, we cannot reasonably estimate the impact of such developments on our financial condition, results of operations or cash flows into the foreseeable future. The ultimate extent of the effects of these developments remain highly uncertain, and such effects could exist for an extended period of time.

Other Information

I.D. Systems, Inc. ("I.D. Systems") was incorporated in the State of Delaware in 1993. Powerfleet, Inc. was incorporated in the State of Delaware in February 2019 for the purpose of effectuating the transactions pursuant to which we acquired Pointer (the "Pointer Merger"). Upon the closing of the Pointer Merger, Powerfleet became the parent entity of I.D. Systems and Pointer. Our website is located at www.powerfleet.com. We make available on our website and also provide our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such information to, the Securities and Exchange Commission (the "SEC"). Reports and other information we file with the SEC may also be viewed at the SEC's website at www.sec.gov. We also make available on this website, free of charge, our Code of Ethics for Senior Financial Officers, which applies to our principal executive officer, principal financial officer and principal accounting officer.

Item 1A. Risk Factors

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating the Company's business. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. Additional risks not presently known to the Company or that the Company currently deems immaterial may also adversely affect our business, financial condition or results of operations. The summary below is not exhaustive, and investors should read this "Risk Factors" section in full. These and other risks are described in more detail in this Item 1A. Risk Factors.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this summary. These risks include, among others, the following:

- We may not realize all of the anticipated benefits of the MiX Combination and the FC Acquisition, and the continued integration of the businesses may involve challenges that could adversely affect our business, financial condition and results of operations.
- We have incurred significant losses and have a substantial accumulated deficit. If we cannot achieve profitability, the market price of our common stock could decline significantly.
- We are an international company and may be susceptible to several political, economic, trade and geographic risks that could harm our business.
- Conditions and changes in the global economic environment may adversely affect our business and financial results.
- Disruptions in our global supply chain or failures by subcontractors could materially and adversely affect our business, financial condition and results of operations.
- If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers.
- Inaccurate output from AI could result in brand and reputation damage.
- We are subject to breaches of our information technology systems, which could damage our reputation, vendor, and customer relationships, and our customers' access to our services.
- The industry in which we operate is highly competitive, and competitive pressures from existing and new companies.
- Failure to correctly and efficiently implement ERP and customer relationship management ("CRM") systems could have a material and adverse effect on our business.

- The international scope of our business exposes us to risks associated with foreign exchange rates, currency fluctuations and economic instability in certain emerging markets.

- We may need to obtain additional capital to fund our operations that could have negative consequences on our business.

- We rely significantly on third-party channel partners, including telecommunication companies and regional distributors, for market access and sales execution, and any disruption to, or our failure to develop and manage, our channel partners would harm our business.

- Failure to adequately protect our intellectual property rights or defend against third-party claims could materially and adversely affect our business, financial condition and results of operations.

- In connection with the MiX Combination and the FC Acquisition, we have incurred significant additional indebtedness to finance the redemption of our then-outstanding Series A convertible preferred stock and the acquisition of Fleet Complete.

- Our Israeli subsidiaries have incurred significant indebtedness.

- The terms of the A&R Credit Agreement restrict Powerfleet Israel's and Pointer's current and future operations, particularly their ability to respond to changes or take certain actions.

- Goodwill impairment or intangible impairment charges may affect our results of operations in the future.

- We have reported material weaknesses in our internal control over financial reporting. If we fail to remediate the identified material weaknesses and maintain effective internal control, our ability to produce accurate and timely financial statements could be impaired, which may adversely affect our business, results of operations, and investor and customer confidence.

- Our manufacturers rely on a limited number of suppliers for several significant components and raw materials used in our products. If we or our manufacturers are unable to obtain these components or raw materials on a timely or cost-effective basis, we will be unable to meet our customers' orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

- The use of our products is subject to international regulations.

- The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.

- Under the current laws in jurisdictions in which we operate, we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

- Our cash and cash equivalents could be adversely affected by a downturn in the financial and credit markets.

- Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options, may cause the market price of our common stock to decline.

- The concentration of common stock ownership among our executive officers and directors could limit the ability of other stockholders of the Company to influence the outcome of corporate transactions or other matters submitted for stockholder approval.

- Our Amended and Restated Certificate of Incorporation, as amended provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders, which could limit stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or employees, and the enforceability of the exclusive forum provision may be subject to uncertainty.

- Provisions of Delaware law or the Charter could delay or prevent an acquisition of the Company, even if the acquisition would be beneficial to our stockholders and could make it more difficult for stockholders to change our management.

Risks Related to Our Business

We may not realize all of the anticipated benefits of the MiX Combination and the FC Acquisition, and the continued integration of the businesses may involve challenges that could adversely affect our business, financial condition and results of operations.

While we have made meaningful progress integrating MiX Telematics and Fleet Complete into our operations, the ultimate success of the MiX Combination and the FC Acquisition remains subject to a number of risks and uncertainties, including our ability to fully integrate their respective operations, technologies and personnel with our existing business. We believe these transactions will provide strategic benefits and operational synergies, including cost savings, increased scale and enhanced customer offerings, but such benefits may not be realized within the anticipated timeframe, or at all.

Integrating three historically independent businesses continues to present operational, cultural and logistical challenges and may involve unexpected costs or delays. These challenges include, among other things: combining operational, financial and administrative functions; integrating enterprise resource planning ("ERP") and other IT systems; harmonizing policies, procedures and internal controls; aligning product and service offerings; consolidating facilities and infrastructure; managing geographically dispersed operations; retaining and integrating key employees; aligning human resources practices; addressing cultural differences; coordinating sales and marketing strategies; and preserving relationships with customers, vendors and other business partners. While progress has been made, any failure to effectively address these matters may adversely affect our ability to realize all of the anticipated benefits of the MiX Combination and the FC Acquisition.

There can be no assurance that the combined business will perform as expected or that the anticipated synergies, including those related to optimizing operating models, eliminating redundancies, reallocating investments or enhancing free cash flow generation, will be fully achieved. The aggregate consideration paid in connection with the MiX Combination and the FC Acquisition may ultimately exceed the value realized from these transactions, and our assumptions regarding future financial performance, unlevered free cash flow or earnings accretion may prove inaccurate. If the MiX Combination or the FC Acquisition is not accretive to our earnings per share, the market price of our common stock could be adversely affected.

Additionally, the transactions have resulted in the incurrence of additional indebtedness and the assumption of existing and contingent liabilities of MiX Telematics and Fleet Complete, including potential tax, employee-related and other obligations, which may further limit our operational flexibility and adversely affect our financial condition.

Moreover, the continued integration efforts may divert management's time and attention from the day-to-day operation of our business, which could disrupt ongoing operations and impede the achievement of our strategic objectives. If we are unable to fully integrate MiX Telematics and Fleet Complete, or if the combined company does not perform as anticipated, our business, financial condition, results of operations and the market price of our common stock could be materially and adversely affected.

We have incurred significant losses and have a substantial accumulated deficit. If we cannot achieve profitability, the market price of our common stock could decline significantly.

As of March 31, 2024, and March 31, 2025, we had cash (including restricted cash) and cash equivalents of $109.7 million and $48.8 million, respectively, and working capital of $126.2 million and $18.1 million, respectively. Our primary sources of cash are cash flows from the sales of products and services, our holdings of cash, cash equivalents and investments from the sale of our capital stock and borrowings under our credit facilities. To date, we have not generated sufficient cash flow solely from operating activities to fund our operations.

We incurred net losses attributable to common stockholders of approximately $(16.9) million, $(17.3) million, $(19.6) million, and $(51.0) million for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024 and the year ended March 31, 2025, respectively, and have incurred additional net losses since inception. At March 31, 2024, and March 31, 2025, we had an accumulated deficit of approximately $154.8 million and $205.8 million, respectively. Our ability to increase our revenues from the sale of our solutions will depend on our ability to successfully implement our growth strategy and the continued expansion of our markets. If our revenues do not grow or if our operating expenses continue to increase, we may not be able to become profitable, and the market price of our common stock could decline.

We are an international company and may be susceptible to several political, economic, trade and geographic risks that could harm our business.

We are dependent on sales to customers outside the United States. Our international sales are likely to account for a significant percentage of our products and services revenue for the foreseeable future. As a result, the occurrence of any international, political, economic or geographic event (for example, restrictions on international trade, imposition of tariffs, global supply chain disruptions, inflation and other cost increases, and the conflict in the Middle East, could result in a significant decline in our revenue. In addition, compliance with complex foreign and U.S. laws and regulations that apply to our international operations will increase our cost of doing business in international jurisdictions. These numerous and sometimes conflicting laws and regulations include internal control and disclosure rules, data privacy and filtering requirements, anti-corruption laws, such as the Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials, and anti-competition regulations, among others. Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers, or employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially affect our brand, international expansion efforts, ability to attract and retain employees, business, and operating results. Although we plan to implement policies and procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Some of the risks and challenges of doing business internationally include:

- unexpected changes in regulatory requirements;
- fluctuations in international currency exchange rates including its impact on unhedgeable currencies and our forecast variations for hedgeable currencies;
- imposition of tariffs and other barriers and restrictions;
- sanctions and export regulations;
- management and operation of an enterprise spread over various countries;
- the burden of complying with a variety of laws and regulations in various countries;
- application of the income tax laws and regulations of multiple jurisdictions, including relatively low-rate and relatively high-rate jurisdictions, to our sales and other transactions, which results in additional complexity and uncertainty;
- the conduct of unethical business practices in certain developing countries;
- general economic and geopolitical conditions, including inflation and trade relationships;
- war and acts of terrorism;
- kidnapping and high crime rate;
- natural disasters or pandemics (for example, the COVID-19 pandemic);
- availability of U.S. dollars especially in countries with economies highly dependent on resource exports, particularly oil; and
- changes in export regulations.

While these factors and the impacts of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition and results of operations in the future.

Conditions and changes in the global economic environment may adversely affect our business and financial results.

The global economy continues to be adversely affected by stock market volatility, tightening of credit markets, concerns of inflation, restrictions on international trade, adverse business conditions and liquidity concerns. These events and the related uncertainty about future economic conditions could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business and results of operations. Uncertainty about current global economic conditions, in particular as a result of the continued supply chain disruptions, inflation and other cost increases, and the conflict in the Middle East, could also adversely affect our business and results of operations. In addition, restrictions on international trade, such as tariffs and other controls on imports or exports of goods, technology or data, can materially adversely affect our business and supply chain. The impact can be particularly significant if these restrictive measures apply to countries and regions where we derive a significant portion of our revenues and/or have significant supply chain operations. Restrictive measures can increase the cost of our products and can require us to take various actions, including changing suppliers, restructuring business relationships and operations, ceasing to offer and distribute affected products, services and third-party applications to our customers, and increasing the prices of our products and services. Changing our business and supply chain in accordance with new or changed restrictions on international trade can be expensive, time-consuming and disruptive to our business and results of operations. Such restrictions can be announced with little or no advance notice, which can create uncertainty, and we may not be able to effectively mitigate any or all adverse impacts from such measures. Beginning in the second quarter of 2025, new U.S. tariffs were announced, including additional tariffs on imports from China, Taiwan, Vietnam and the EU, among others. In response, several countries have imposed, or threatened to impose, reciprocal tariffs on imports from the U.S. and other retaliatory measures. Various modifications, suspensions and delays to the U.S. tariffs have been announced and further changes are expected to be made in the future, which may include additional sector-based tariffs or other measures. The ultimate impact remains uncertain and will depend on several factors, including whether additional or incremental U.S. tariffs or other measures are announced or imposed, to what extent other countries implement tariffs or other retaliatory measures in response, and the overall magnitude and duration of these measures. If disputes and conflicts further escalate, actions by governments in response could be significantly more severe and restrictive. Any of the foregoing could materially adversely affect our business, results of operations, financial condition and stock price.

During periods of economic downturn, our customers may decrease their demand for AIoT solutions, as well as the maintenance, support and consulting services we provide. This slowdown may have an adverse effect on the wireless solutions industry in general and on demand for our products and services, but the magnitude of that impact is uncertain. Our future growth is dependent, in part, on the demand for our products and services. Prolonged weakness in the economy may cause business enterprises to delay or cancel wireless solutions projects, reduce their overall wireless solutions budgets and/or reduce or cancel orders for our services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, and payment and collection issues, and may also result in price pressures, causing us to realize lower revenues and operating margins. Additionally, if our customers cancel or delay their wireless solutions initiatives, our business, financial condition and results of operations could be materially and adversely affected. If the current uncertainty in the general economy does not change or continue to improve, our business, financial condition and results of operations could be harmed.

Disruptions in our global supply chain or failures by subcontractors could materially and adversely affect our business, financial condition and results of operations.

Our ability to manufacture and deliver products in a timely, cost-effective and high-quality manner is dependent on a complex, global supply chain and on subcontractors for key manufacturing and fulfillment operations. We source a significant number of components—including semiconductors and telecommunications hardware—from a globally distributed network of suppliers and rely on third-party subcontractors for product assembly, testing and logistics. Any disruption or failure at any point in this network may materially impair our ability to meet customer demand.

The availability of certain critical components, particularly semiconductors, remains constrained due to global supply chain imbalances, capacity limitations and geopolitical tensions. Although conditions in the semiconductor market have stabilized somewhat, the broader supply chain remains subject to risks, including extended lead times, input cost inflation, production bottlenecks and macroeconomic disruptions. Events such as trade restrictions, tariffs, sanctions, natural disasters, regional conflicts and labor shortages continue to affect both our direct suppliers and upstream vendors.

In addition, we depend on subcontractors to manufacture and deliver finished products to customers. If these subcontractors experience quality issues, production shortfalls, labor disruptions or financial instability, our product quality, delivery timelines and customer satisfaction may suffer. The consolidation of third-party manufacturers within the electronic component industry may reduce our supplier options and increase pricing leverage in favor of those vendors, potentially resulting in higher manufacturing costs. If we are unable to pass those costs on to customers, our gross margins and profitability may be adversely affected.

There is also intense competition for access to the most qualified and reliable subcontractors. If we are unable to maintain access to such partners or if their performance deteriorates, we may face significant challenges in scaling production or ensuring service-level commitments. Any resulting failure to fulfill customer orders on time and in accordance with contractual terms could lead to business interruptions, loss of key accounts, reputational harm, damage claims and reduced revenue.

While we continuously monitor our supply chain and subcontractor performance and seek to diversify sources of supply where feasible, there can be no assurance that we will be able to effectively mitigate these risks. If we are unable to manage ongoing or future disruptions in our supply chain or subcontractor network, our business, financial condition, and results of operations could be materially and adversely affected.

If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely affect our financial condition and results of operations and reduce our ability to increase our market share.

Our market is characterized by rapid technological change and frequent new product announcements. Significant technological changes could render our existing technology obsolete. We are active in the research and development of new products and technologies and in enhancing our current products. However, research and development in our industry is complex and filled with uncertainty. For example, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, any of which may result in lost market opportunities. In addition, these new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If our efforts do not lead to the successful development, marketing and release of new products that respond to technological developments or changing customer needs and preferences, our revenues and market share could be materially and adversely affected. We may expend a significant number of resources in unsuccessful research and development efforts. In addition, new products or enhancements by our competitors may cause customers to defer or forego purchases of our products. Any of the foregoing could materially and adversely affect our financial condition and results of operations and reduce our ability to increase our market share.

Inaccurate output from AI could result in brand and reputation damage.

We have integrated AI and machine learning technologies into certain products and operational processes. While these technologies offer the potential for significant enhancements in performance, decision-making and customer insights, they also present material risks, including algorithmic bias, data integrity issues and lack of transparency or explainability. Inaccurate or unpredictable AI-generated outputs could result in operational failures, reputational damage, regulatory scrutiny or legal liability. Additionally, evolving AI regulations, such as the EU AI Act and prospective U.S. federal guidance, may impose additional compliance obligations, which could increase operational costs and limit certain product capabilities.

We are subject to breaches of our information technology systems, which could damage our reputation, vendor, and customer relationships, and our customers' access to our services.

We rely extensively on information technology systems, cloud infrastructure and third-party service providers to support critical business operations, including customer and financial data management. As a result, we face an increasing risk of cybersecurity threats, including ransomware attacks, insider threats and advanced persistent threats, some of which may be sponsored by nation-state actors. Despite our security measures, our information technology systems have been, and may continue to be, subject to cybersecurity threats and incidents. Any successful breach could result in unauthorized access to sensitive data, business interruption, financial loss or reputational harm. Furthermore, we are subject to various data protection laws and regulations, including the General Data Protection Regulation, the California Consumer Privacy Act and other similar international regimes. Noncompliance or breach incidents may result in significant financial penalties, remediation costs, regulatory investigations and private litigation.

The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.

The industry in which we operate is highly competitive and influenced by the following:

- advances in technology;
- new product introductions;
- evolving industry standards;
- product improvements;
- rapidly changing customer needs;
- intellectual property invention and protection;
- marketing and distribution capabilities;
- ability to attract and retain highly skilled professionals;
- competition from highly capitalized companies;
- entrance of new competitors;
- ability of customers to invest in information technology; and
- price competition.

The products marketed by us, and our competitors, are becoming more complex. As the technological and functional capabilities of future products increase, these products may begin to compete with products being offered by traditional computer, network and communications industry participants that have substantially greater financial, technical, marketing and manufacturing resources than we do.

Although we are not aware of any current competitors that provide the precise capabilities of our systems, we are aware of competitors that offer similar approaches to address the customer needs that our products address. Those companies include both emerging companies with limited operating histories and companies with longer operating histories, greater name recognition and/or significantly greater financial, technical and marketing resources than ours.

We attempt to differentiate our solutions by continuing to innovate and by offering a choice of communication mode, patented battery management technology, sensor options, and installation configurations.

If we do not keep pace with product and technology advances, including the development of superior products by our competitors, or if we are unable to otherwise compete successfully against our competitors, there could be a material adverse effect on our competitive position, revenues and prospects for growth. As a result, our financial condition and results of operations could be materially and adversely affected.

Failure to correctly and efficiently implement ERP and customer relationship management ("CRM") systems could have a material and adverse effect on our business.

We have started the process of implementing an integrated ERP and CRM system, starting with our North American and European businesses, leveraging the systems used by Fleet Complete. The overall aim is to have all of our businesses on the same ERP and CRM to enable management to achieve enhanced quality, reliability and timeliness of information, improve integration and visibility of information from different countries and optimize global management of corporate processes.

The adoption of these systems, which will replace the various accounting systems within the individual operations, poses several challenges relating to, among other things, project governance, migration of data, potential instability of existing systems, changes to processes and controls, communication of new procedures, training of personnel and maintaining an effective control environment. We are aware of the potential risks associated with a global system implementation and intend to adopt mitigation plans and contingency plans, in order to ensure business continuity. However, there is no assurance that the ERP and CRM systems will be successfully implemented and failure to do so could have a material adverse effect on our operations and ability to execute on our strategy.

The international scope of our business exposes us to risks associated with foreign exchange rates, currency fluctuations and economic instability in certain emerging markets.

We report our financial results in U.S. dollars. However, a significant portion of our net sales, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. These currencies include, among others, the Euro, Israeli shekel, British pound sterling, Canadian dollar, Mexican peso, Argentine peso, Brazilian real and South African rand. As a result, fluctuations in foreign exchange rates—particularly in emerging markets—can significantly affect our reported revenue, expenses, and overall financial performance.

Currency fluctuations, especially with respect to the South African rand, Mexican peso, and Brazilian real, may materially impact our income and expenses due to the translation of our foreign subsidiaries' financial statements into U.S. dollars. For example, the majority of subscription agreements and operating expenses of our subsidiary, MiX Telematics, are denominated in foreign currencies and, therefore, subject to such fluctuations.

In addition, several emerging market economies are particularly vulnerable to the impact of rising interest rates, inflationary pressures, and large external deficits. Risks in one country can limit our opportunities for growth and negatively affect our operations in another country or countries. As a result, any such unfavorable conditions or developments could have an adverse impact on our operations. Our results of operations and, in some cases, cash flows, have in the past been, and may in the future be, adversely affected by movements in exchange rates. In addition, we may also be exposed to credit risks in some of those markets. We may implement currency hedges or take other actions intended to reduce our exposure to changes in foreign currency exchange rates. If we are not successful in mitigating the effects of changes in exchange rates on our business, any such changes could materially impact our results.

We may need to obtain additional capital to fund our operations that could have negative consequences on our business.

We may require additional capital in the future to develop and commercialize additional products and technologies or take advantage of other opportunities that may arise, including potential acquisitions. We may seek to raise the necessary funds through public or private equity offerings, debt financings, additional operating improvements, asset sales or strategic alliances and licensing arrangements.

To the extent we raise additional capital by issuing equity securities, our existing stockholders may experience substantial dilution. In addition, we may be required to relinquish rights to our technologies or systems or grant licenses on terms that are not favorable to us in order to raise additional funds through strategic alliance, joint venture and licensing arrangements. We cannot provide assurance that the additional sources of funds will be available, or if available, would have reasonable terms. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our development programs, and our business, financial condition, results of operations and stock price could be materially and adversely affected.

We rely significantly on third-party channel partners, including telecommunication companies and regional distributors, for market access and sales execution, and any disruption to, or our failure to develop and manage, our channel partners would harm our business.

We depend substantially on third-party channel partners—including telecommunications providers, systems integrators, value-added resellers and managed service providers—to market, sell, install and support our solutions in key domestic and international markets. These partners play a critical role in extending our global reach, accessing customer segments where direct sales are less effective or impractical, and delivering localized expertise.

Recruiting, onboarding and retaining high-performing channel partners require considerable time, effort and financial investment. We must provide ongoing training and technical support to ensure that our partners possess the necessary product knowledge and capabilities to effectively position our offerings. As we expand our business and diversify our portfolio, the management and oversight of this partner ecosystem becomes increasingly complex and resource-intensive. To stay ahead of these challenges, we must continue to invest in the development of robust governance structures, compliance protocols, performance management systems and scalable partner enablement programs. There can be no assurance that we will succeed in doing so, and failure to maintain a consistently high-performing channel may negatively impact our ability to execute our go-to-market strategy.

We cannot assure you that our existing channel partners will maintain their historical performance levels, that we will be able to retain or grow these relationships on favorable terms or that new partners will be successfully recruited or onboarded. If we are unable to establish, maintain or grow effective distribution relationships, or if our key partners fail to meet expectations or cease carrying our products, our revenues, operating margins, market share and long-term strategic objectives could be materially and adversely affected.

Failure to adequately protect our intellectual property rights or defend against third-party claims could materially and adversely affect our business, financial condition and results of operations.

Our ability to compete effectively depends in large part on our proprietary technologies and intellectual property. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how and contractual protections, including confidentiality and invention assignment agreements, to safeguard our proprietary rights. Despite these efforts, there is no assurance that our intellectual property portfolio will be able to prevent third parties from copying or otherwise obtaining and using our technology, or that our rights will not be challenged, narrowed, invalidated or circumvented.

Intellectual property protection is particularly difficult to enforce in certain jurisdictions where legal systems may not offer the same degree of protection as the United States. We may be unable to prevent unauthorized use of our technology, especially internationally, and may be limited in our ability to assert our rights due to jurisdictional barriers, enforcement limitations, or the cost and complexity of international litigation.

In addition, confidentiality agreements with our employees, contractors, consultants, advisors and third-party providers may be breached, and we may not have adequate remedies in the event of such breaches. Moreover, others may independently develop technologies or solutions that are substantially equivalent to, or derived from, ours, without violating our proprietary rights.

We may also be subject to disputes with collaborators, contractors or other third parties over ownership or licensing of intellectual property developed through joint efforts, which could result in costly and time-consuming litigation or delays in research, development or commercialization. Any such dispute, even if resolved in our favor, could divert significant management attention and financial resources.

Additionally, we have been, and may in the future become, involved in legal proceedings relating to alleged infringement of third-party intellectual property rights. Intellectual property litigation is inherently uncertain, expensive and disruptive to our business operations. Adverse outcomes in such proceedings could require us to:

- pay significant monetary damages or royalties;
- cease the manufacture, use, marketing or sale of products or services found to infringe;
- obtain licenses to third-party intellectual property, which may not be available on commercially reasonable terms, or at all; or
- redesign our products or services to avoid infringement, which could require substantial time and expense.

If we are unable to obtain necessary licenses, successfully defend against infringement claims or protect our own intellectual property rights, our ability to develop, commercialize and sell our products could be materially limited, and our financial condition and operating results could be materially and adversely affected.

In connection with the MiX Combination and the FC Acquisition, we have incurred significant additional indebtedness to finance the redemption of our then-outstanding Series A convertible preferred stock and the acquisition of Fleet Complete.

The closing of debt and/or equity financing in an amount sufficient to provide for the redemption in full in cash of all then-outstanding shares of our Series A convertible preferred stock was a condition to closing the MiX Combination. On March 7, 2024, we, together with certain of our wholly owned subsidiaries, entered into a facilities agreement (the "Facilities Agreement") with FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB"), pursuant to which RMB agreed to provide us with two term loan facilities in an aggregate principal amount of $85 million, composed of Facility A and Facility B, each with a principal amount of $42.5 million ("RMB Facility A" and "RMB Facility B," respectively, and collectively, the "RMB Facilities"), the proceeds of which could be used to redeem all the then-outstanding shares our Series A convertible preferred stock and for general corporate purposes. On March 13, 2024, we drew down all $85 million available under such facilities. On April 2, 2024, concurrently with the closing of the MiX Combination, we used the net proceeds received from RMB and from incremental borrowing capacity as a result of the refinancing of Hapoalim Credit Facilities (as defined below) to redeem in full all of the then-outstanding shares of our Series A convertible preferred stock.

Additionally, on September 27, 2024, we entered into a facility agreement (the "Facility Agreement") with RMB, pursuant to which RMB agreed to provide us with a term loan facility in an aggregate principal amount of $125 million (the "New RMB Term Facility"). On October 1, 2024, we drew down the full amount of the New RMB Term Facility and used the proceeds to pay a portion of the purchase price in the FC Acquisition.

The indebtedness we incurred in connection with the MiX Combination and FC Acquisition will have the effect of, among other things, reducing our flexibility to respond to changing business and economic conditions, will increase our borrowing costs and, to the extent that such indebtedness is subject to floating interest rates, may increase our vulnerability to fluctuations in market interest rates. The increased levels of indebtedness could also reduce funds available to fund efforts to combine our, MiX Telematics' and Fleet Complete's businesses and realize expected benefits of the MiX Combination and the FC Acquisition and/or engage in investments in product development, capital expenditures and other activities and may create competitive disadvantages for the combined company relative to other companies with lower debt levels.

Our Israeli subsidiaries have incurred significant indebtedness.

On March 18, 2024, Powerfleet Israel Ltd. ("Powerfleet Israel") and Pointer (together with Powerfleet Israel, the "Borrowers") entered into an amended and restated credit agreement (as amended, the "A&R Credit Agreement"), with Bank Hapoalim B.M. ("Hapoalim"), which refinanced the facilities under, and amended and restated, the prior credit agreement, dated August 19, 2019 (as amended, the "Prior Credit Agreement"). The A&R Credit Agreement provides Powerfleet Israel with two senior secured term loan facilities denominated in New Israeli Shekel ("NIS") in an aggregate principal amount of $30 million (comprised of two facilities in the aggregate principal amounts of $20 million and $10 million, respectively ("Hapoalim Facility A" and "Hapoalim Facility B," respectively, and collectively, the "Hapoalim Term Facilities")), and two revolving credit facilities to Pointer in an aggregate principal amount of $20 million (comprised of two revolvers in the aggregate principal amounts of $10 million and $10 million, respectively ("Hapoalim Facility C" and "Hapoalim Facility D", respectively, and, collectively, the "Hapoalim Revolving Facilities" and, together with the Hapoalim Term Facilities, the "Hapoalim Credit Facilities")). The outstanding amount under the facilities made available pursuant to the Prior Credit Agreement was approximately NIS 40.1 million, or $11.1 million, as of December 31, 2023. On March 18, 2024, Powerfleet Israel drew down $30 million in cash under the Hapoalim Term Facilities and used the proceeds to prepay approximately $11.2 million, representing the remaining outstanding balance, of the term loans extended to Powerfleet Israel under the Prior Credit Agreement and distributed the remaining proceeds to Powerfleet.

On December 30, 2024, the Borrowers entered into an amendment to the A&R Credit Agreement, which increased the principal amount available under Hapoalim Facility D from $10 million to $20 million and provides that the total principal amount of Hapoalim Facility D may be distributed to Powerfleet or any of its subsidiaries by no later than December 31, 2025, subject to certain terms and conditions of the A&R Credit Agreement.

As of March 31, 2025, the Borrowers had utilized $17.4 million under the Hapoalim Revolving Facilities. The undrawn facility balance at March 31, 2025, was $12.6 million.

Such indebtedness will have the effect, among other things, of reducing Powerfleet Israel's and Pointer's flexibility to respond to changing business and economic conditions, will increase our borrowing costs and, because such indebtedness is subject to floating interest rates and exposed to foreign currency fluctuations, may increase Powerfleet Israel's and Pointer's vulnerability to fluctuations in market interest and foreign exchange rates. The A&R Credit Agreement continues to require Powerfleet Israel and Pointer to satisfy various covenants, including negative covenants that directly or indirectly restrict our ability to engage in certain transactions without the consent of the lender. The indebtedness continues to be secured by first ranking and exclusive fixed and floating charges, including by Powerfleet Israel over the entire share capital of Pointer and by Pointer over all its assets, as well as cross guarantees between Powerfleet Israel and Pointer. This may also make it more difficult for us to engage in future transactions without the consent of the lender. The increased levels of indebtedness could also reduce funds available to engage in investments in product development, capital expenditures and other activities and may create competitive disadvantages for us relative to other companies with lower debt levels. We may be required to raise additional financing for working capital, capital expenditure, acquisitions or other general corporate purposes. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond its control. We cannot assure you that we will be able to obtain additional financing on terms acceptable to us or at all.

The terms of the A&R Credit Agreement restrict Powerfleet Israel's and Pointer's current and future operations, particularly their ability to respond to changes or to take certain actions.

The A&R Credit Agreement contains several restrictive covenants that impose significant operating and financial restrictions on Powerfleet Israel and Pointer and limits their ability to engage in acts that may be in their long-term best interest, including restrictions on their ability to:

- incur or guarantee additional indebtedness;
- incur liens;
- sell or otherwise dispose of assets;
- enter into transactions with affiliates; and
- enter into new lines of business.

The A&R Credit Agreement also limits the ability of Powerfleet Israel and Pointer to consolidate or merge with or into another person.

In addition, the covenants in the A&R Credit Agreement require Powerfleet Israel and Pointer to maintain specified financial ratios, tested quarterly. Their ability to meet those financial ratios can be affected by events beyond their control, and they may be unable to meet them.

A breach of the covenants or restrictions under the A&R Credit Agreement could result in an event of default, which may allow the lender to accelerate the indebtedness thereunder. In addition, an event of default under the A&R Credit Agreement would permit the lender to terminate all commitments to extend further credit pursuant to the Revolving Facilities. Furthermore, if Powerfleet Israel and Pointer are unable to repay the amounts due and payable under the A&R Credit Agreement, the lender could proceed against the collateral granted to it to secure the indebtedness under the A&R Credit Agreement. In the event the lender accelerates the repayment of borrowings, Powerfleet Israel and Pointer may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, we may be:

- limited in our flexibility in planning for, or reacting to, changes in our business and the markets we serve;
- unable to raise additional debt or equity financing to fund working capital, capital expenditures, new product development expenses and other general corporate requirements; or
- unable to compete effectively or to take advantage of new business or strategic acquisition opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

Goodwill impairment or intangible impairment charges may affect our results of operations in the future.

We test goodwill for impairment on an annual basis and more often if events occur or circumstances change that would likely reduce the fair value of a reporting unit to an amount below its carrying value. We also test for other possible intangible impairments if events occur, or circumstances change that would indicate that the carrying amount of such intangible may not be recoverable. Any resulting impairment loss would be a non-cash charge and may have a material adverse impact on our results of operations in any future period in which we record a charge.

Long-lived assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such charges could have a material adverse effect on our results of operations in the period in which they are recorded.

We have reported material weaknesses in our internal control over financial reporting. If we fail to remediate the identified material weaknesses and maintain effective internal control, our ability to produce accurate and timely financial statements could be impaired, which may adversely affect our business, results of operations, and investor and customer confidence.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a management certification and an independent auditor attestation regarding the effectiveness of our internal control over financial reporting. We are required to report, among other things, control deficiencies that constitute a "material weakness" or any changes in internal control that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

In 2025, we identified two material weaknesses related to:

- Design and execution of controls over journal entries at I.D. Systems and Pointer Recuperación de México, S.A. de C.V. ("Pointer Mexico"); and
- Controls over the financial close and reporting process at Fleet Complete - specifically, the controls to ensure the completeness and accuracy of Fleet Complete's financial reporting information that is consolidated into Powerfleet's financial statements.

For a discussion of the material weaknesses and our remediation efforts, see Item 9A, Controls and Procedures, in this Annual Report on Form 10-K. We successfully remediated the previously disclosed material weaknesses relating to controls over the redemption premium on our convertible redeemable preferred stock, determination of standalone selling price, capitalized software costs and the financial statement close process, as of March 31, 2025. However, there can be no assurance that our current remediation efforts will be successful or that new material weaknesses will not arise in the future.

If we fail to remediate our existing material weakness or to maintain effective internal control, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our business, results of operations, and investor and customer confidence. In addition, the identification and disclosure of any future material weaknesses, even if promptly remediated, could negatively impact market perception and the trading price of our common stock.

We also face risks associated with the cost of establishing effective control over financial reporting, insofar as we expect to continue to incur increased costs related to our control over financial reporting to remediate the above-described material weaknesses and further improve our internal control environment.

Our manufacturers rely on a limited number of suppliers for several significant components and raw materials used in our products. If we or our manufacturers are unable to obtain these components or raw materials on a timely or cost-effective basis, we will be unable to meet our customers' orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

We rely on a limited number of suppliers for the components and raw materials used in our products. Although there are many suppliers for most of our component parts and raw materials, we are dependent on a limited number of suppliers for many of our significant components and raw materials. This reliance involves several significant risks, including:

- unavailability of materials and interruptions in delivery of components and raw materials from our suppliers, which could result in manufacturing delays;
- fluctuations in the quality of components and raw materials; and
- increases in the price of components and raw materials due to factors such as supply constraints, inflationary pressures, and changes in trade policy, including the imposition of tariffs or import and export restrictions.

Recent changes in international trade policy have introduced new or increased tariffs on a range of imported materials and components, including those sourced from regions such as China and other key manufacturing hubs. These tariffs may increase our procurement costs and reduce pricing flexibility, particularly if we are unable to pass on such cost increases to customers. Moreover, ongoing uncertainty regarding the scope and duration of tariff regimes and other trade barriers may make it more difficult to forecast costs and manage supply chain planning. If we are unable to mitigate these impacts through alternative sourcing, pricing strategies or supply chain adjustments, our business, financial condition and results of operations could be materially and adversely affected.

In addition, we currently do not have any long-term or exclusive purchase commitments with any of our suppliers. In addition, our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, or stop selling their products or components to us on commercially reasonable terms or at all. We may not be able to develop alternative sources for the components and raw materials. Even if alternate suppliers are available to us or our manufacturers, identifying them is often difficult and time-consuming. If we or our manufacturers are unable to obtain an ample supply of product or raw materials from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers' orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

The use of our products is subject to international regulations.

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While in general, operators have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that the approvals which our operators have obtained will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that third party operators of our systems and products will obtain licenses and approvals in a timely manner in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.

There are no established industry standards in all the businesses in which we sell our products. For example, vehicle location devices may operate by employing various technologies, including network triangulation, GPS, satellite-based or network-based cellular or direction-finding homing systems. The development of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and we may not be able to develop new services and products that are in compliance with such new industry standards on a cost-effective basis. If industry standards develop and such standards do not incorporate our products and we are unable to effectively adapt to such new standards, such development could harm our results of operations.

Under the current laws in jurisdictions in which we operate, we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with many of our employees. However, due to the difficulty of enforcing non-competition agreements globally, not all of our employees in foreign jurisdictions have such agreements. These agreements generally prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time following termination of their employment agreements. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

In the United States, the legal landscape regarding non-competes is rapidly evolving. In April 2024, the Federal Trade Commission ("FTC") finalized a rule broadly prohibiting most non-compete clauses, with limited exceptions for senior executives. Although the rule was set to take effect in September 2024, federal courts enjoined its enforcement shortly before implementation. Following the 2024 U.S. presidential election, the new presidential administration halted appeals of these rulings and signaled a departure from the prior administration's position. As a result, the FTC's non-compete ban is not currently in effect, and its future remains uncertain. As a result, there is ongoing uncertainty regarding the long-term enforceability of non-competition agreements with employees in the United States. If future legislation, judicial decisions or regulatory actions further limit or invalidate the use of non-compete agreements, our ability to prevent former employees, who received training and experience through their employment with us, from using their knowledge of our business and operations to compete with us.

Our cash and cash equivalents could be adversely affected by a downturn in the financial and credit markets.

We maintain our cash and cash equivalents with major financial institutions; however, our cash and cash equivalent balances with these institutions exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor on a systematic basis the cash and cash equivalent balances in our operating accounts and adjust the balances as appropriate, these balances could be impacted if one or more of the financial institutions with which we deposit our cash and cash equivalents fails or is subject to other adverse conditions in the financial or credit markets. To date, we have experienced no loss of principal or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be affected if the financial institutions in which we hold our cash and cash equivalents fail or the financial and credit markets deteriorate.

We have operations located in Israel, and therefore our results may be adversely affected by political, military and economic conditions in Israel.

Our subsidiaries Powerfleet Israel and Pointer operate in Israel, and therefore our business and operations may be directly influenced by the political, economic and military conditions affecting Israel at any given time. A change in the security and political situation in Israel could have a material adverse effect on our business, operating results and financial condition. Since the establishment of the State of Israel in 1948, Israel has experienced numerous armed conflicts with neighboring Arab countries, as well as persistent hostilities involving Iran and Iran-backed groups, including Hezbollah in Lebanon and Hamas in the Gaza Strip. In the last several years, these conflicts have involved missile strikes against civilian targets in various parts of Israel, particularly in southern Israel where Pointer's main offices and manufacturing facility are located and have negatively affected business conditions in Israel. In June 2025, hostilities escalated into direct military conflict between Israel and Iran, further increasing regional instability. As of the date of this report, the conflict in the Middle East remains ongoing and has had an adverse impact on, and may continue to adversely impact, our supply chain, our ability to manufacture and deliver products in Israel to customers and the stability of our Israeli workforce. Ongoing unrest and political instability in other countries in the region, including Syria, Iraq and Iran, further contribute to uncertainty in the Middle East, and the potential impact of these developments on Israel's security situation remains unpredictable.

Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities or political instability in the region continues or intensifies. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition.

Any downturn in the Israeli economy may also have a significant impact on our business. Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The revenues of certain of our products and services may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increase in use of mass transportation, an increase in vehicle related taxes, an increase in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. In addition, our security services significantly depend on Israeli insurance companies mandating subscription to a service such as the Company's. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services we provide.

If we do not achieve applicable Broad-Based Black Economic Empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts, each of which would result in the loss of revenue.

The South African government established a legislative framework for the promotion of Broad-Based Black Economic Empowerment ("B-BBEE"). Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE which relates to:

- Ownership – measuring the share of Black ownership and corresponding rights in the business, including voting rights among others;

- Management Control – reflecting the percentage of Black people in managerial positions ranging from junior management upwards;

- Skills Development – measuring the amount of money that was spent on the training and development of Black people including amongst others short courses, bursaries and learnerships;

- Enterprise and Supplier Development (including Preferential Procurement) – with enterprise development measuring contributions to, and the development of small Black-owned businesses with the objective of enabling them to supply goods and services to the company in the future; with supplier development measuring contributions to, and the development of Black-owned suppliers to help grow their businesses; and with preferential procurement measuring the extent to which goods and services are procured from suppliers that are empowered and have a good B-BBEE rating; and

- Socio-Economic Development – assessing the initiatives that the company supports often to the benefit of groups of individuals and communities with the objective of promoting income-generating activities and sustainable access to the economy for these beneficiaries.

The B-BBEE Codes have a continuous review process and are updated from time to time. Various amendments and clarifications with more onerous compliance requirements have been made over the years.

Our subsidiary, MiX Telematics Enterprise SA Pty Ltd ("MiX Enterprise"), engages with government and state-owned enterprises in tendering for business and is therefore required to maintain at least a certain B-BBEE contributor level to continue to provide the service. Currently, certain material end-customers require MiX Enterprise to maintain level 1 or 2 B-BBEE contributor status as measured under the new B-BBEE Codes.

Furthermore, certain employment equity regulations and legislative measures that have been enacted in South Africa impose robust compliance obligations on employers in South Africa, which include establishment of numerical targets for employment equity and development and implementation of an employment equity plan for the next five years.

Failing to achieve applicable B-BBEE and EE objectives could result in financial penalties and could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or state-owned enterprises that could materially and adversely affect our business, financial condition and results of operations.

Socio-economic inequality in South Africa or regionally may subject us to political and economic risks, which may affect the ownership or operation of our business.

We own significant operations in South Africa. As a result, we are subject to political and economic risks relating to South Africa. Although political conditions in South Africa are generally stable, recent geopolitical developments. including possible sanctions may negatively impact the international sentiment towards South Africa, which may, in turn, materially and adversely affect our business, financial condition and results of operations. These risks may include changes in legislation, arbitrary interference with private ownership of contract rights, and changes to exchange controls, taxation and other laws or policies affecting foreign trade or investment and could materially and adversely affect our business, financial condition and results of operations. Any resultant changes in investment ratings, regulations and policies or a shift in political attitudes both within and towards South Africa are beyond our control and could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Securities

Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options, may cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or sales of our common stock acquired upon the exercise of outstanding options, or the perception that these sales could occur. These sales also may make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

We have 133,370,542 shares of common stock outstanding as of June 25, 2025, of which 125,479,189 shares are freely transferable without restriction, and 7,891,353 shares are held by our officers and directors and, as such, are subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 under the Securities Act. In addition, as of June 25, 2025, time-based options and market-based stock options subject to performance-based vesting conditions, to purchase 1,890,000 and 5,200,000 shares of our common stock, respectively, were issued and outstanding, of which 1,627,000 and 0, respectively, have vested. As of March 31, 2025, the weighted-average exercise price of the vested non-market-based stock options was $6.37. We also may issue additional shares of stock in connection with our business, including in connection with acquisitions, and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of these shares of common stock were sold on the public market, the market value of our common stock could be adversely affected.

The concentration of common stock ownership among our executive officers and directors could limit the ability of other stockholders of the Company to influence the outcome of corporate transactions or other matters submitted for stockholder approval.

As of June 25, 2025, our executive officers and directors beneficially owned, in the aggregate, approximately 5.9% of our outstanding common stock, not including approximately 965,000 shares of common stock that our executive officers and directors may acquire upon the exercise of outstanding options and stock appreciation rights, or if they otherwise acquire additional shares of common stock in the future. As a result, our officers and directors may have the ability to influence the outcome of all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

- the election of directors;
- adoption of stock option or other equity incentive compensation plans;
- the amendment of our organizational documents; and
- the approval of certain mergers and other significant corporate transactions, including the sale of substantially all of our assets.

Our Amended and Restated Certificate of Incorporation, as amended, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders, which could limit stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or employees, and the enforceability of the exclusive forum provision may be subject to uncertainty.

Article SIXTEENTH of our Amended and Restated Certificate of Incorporation (as amended, the "Charter") provides, subject to certain exceptions enumerated in Article SIXTEENTH, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any action asserting a claim arising pursuant to the General Corporation Law of Delaware (the "DGCL") or the Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on such court, or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, in each of the aforementioned actions, among other things, any claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. Accordingly, the exclusive forum provision will not apply to claims arising under the Securities Act the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Article SIXTEENTH provides that any person or entity who acquires an interest in our capital stock will be deemed to have notice of and consented to the provisions of Article SIXTEENTH. Stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds the exclusive forum provision contained in the Charter to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Provisions of Delaware law or the Charter could delay or prevent an acquisition of the Company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for stockholders to change our management.

The Charter contains provisions that may discourage an unsolicited takeover proposal that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include: the absence of cumulative voting in the election of directors; the ability of our board of directors to issue up to 50,000 shares of currently undesignated and unissued preferred stock without prior stockholder approval; advance notice requirements for stockholder proposals or nominations of directors; limitations on the ability of stockholders to call special meetings or act by written consent; the requirement that certain amendments to the Charter be approved by 75% of the voting power of the outstanding shares of our capital stock; and the ability of our board of directors to amend our bylaws without stockholder approval.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Governance

Our board of directors has the ultimate oversight responsibility for the risk management process and regularly reviews issues that present particular risk to us, including those involving cybersecurity. Our board is responsible for ensuring that management has processes in place designed to identify and assess cybersecurity risks to which the Company is exposed and implement processes and programs designed to manage cybersecurity risks and mitigate and remediate cybersecurity threats and incidents.

Our Chief Information Security Officer ("CISO"), together with the Information Security Steering Committee (the "ISS Committee"), reports to the board on material cybersecurity risks, initiatives, and any material cyber events on an ongoing basis, as well as establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. In managing cybersecurity risks, we adhere to a structured framework that outlines the roles and responsibilities of board and management positions and committees.

Our CISO, together with the ISS Committee, plays a pivotal role in the governance of our cybersecurity posture. Members of the ISS Committee are selected for their domain-specific expertise and strategic vision, with representation from our IT, security, finance, legal, operations, and compliance sectors. The ISS Committee is an assembly of cross-functional senior leaders from various groups within our company. Led by the CISO, the ISS Committee's function extends to the formulation of cybersecurity policies, setting risk management priorities and driving the adoption of security best practices across our company. By leveraging the collective expertise of the ISS Committee, we ensure cybersecurity considerations are integrated into our company's organizational strategy and decision-making processes. Our CISO leads our cybersecurity initiative, holding various IT and security certificates and possessing over 20 years of experience in risk assessments, regulatory compliance (across various frameworks such as ISO 27001, NIST, and GDPR), threat intelligence gathering, and orchestrating coordinated incident response efforts. Our CISO ensures that our cybersecurity team is equipped with up-to-date threat intelligence and uses industry leading tools for threat monitoring and incident response.

The cybersecurity team, led by our CISO, is a collective of highly qualified individuals with diverse backgrounds in IT, security, cyber risk management, and digital forensics, and holding various professional certifications (such as CISA, GRCP, IPMP, IDPP, CEH, ISO27001). Under the CISO's leadership, our cybersecurity team continuously monitors threats and implements necessary security controls, conducting regular reviews and updates to the cybersecurity strategy. Any potential or actual cybersecurity incidents are assessed for their financial impact by our Director of SNM and reported to our Chief Financial Officer for a comprehensive risk analysis.

Our CISO and Chief Innovation Officer report material cybersecurity risks to our board of directors based on their and the ISS Committee's assessment of risk.

Cybersecurity Risk Management and Strategy

Our processes for assessing, identifying, and managing cybersecurity threats are designed to be thorough and transparent, ensuring that investors have a clear understanding of our commitment to cybersecurity and are integrated into our overall risk management processes.

Our cybersecurity team collaborates with leaders from each department to ensure cybersecurity risks are considered alongside operational, financial, and strategic risks. As part of our enterprise risk management program, we conduct regular cybersecurity risk assessments to identify cybersecurity threats. We also perform targeted assessments following any material changes that may affect production or information systems, as well as Powerfleet-specific or industry-wide vulnerabilities. These assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

We regularly engage with external assessors, consultants, and auditors to ensure our cybersecurity practices are up to date and aligned with industry standards. These third parties conduct independent audits of our cybersecurity measures and validate the effectiveness of our risk management processes. We also engage specialized cybersecurity firms to perform penetration testing and vulnerability assessments.

We have processes in place to manage and mitigate risks associated with the use of third-party service providers, including, but not limited to conducting due diligence before onboarding new service providers and continuously monitoring their compliance with our security standards. We require service providers to undergo regular security assessments, and we ensure that such providers have robust incident response plans in place during our engagement.

To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our business, our business strategy, our results of operations or our financial condition.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under "Item 1A. Risk Factors".

Item 2. Properties

Our corporate headquarters are located in Woodcliff Lake, New Jersey. We also have domestic offices in Florida and Texas. Our New Jersey offices measure approximately 1,000 square feet and are leased space. Our Florida offices consist of approximately 30,416 square feet of leased administrative and warehouse space and our Texas offices consist of approximately 5,514 square feet of leased administrative space.

We also lease space in Canada and Mexico, as well as in other international locations for our operations across South America, Europe, Africa, Australia and Asia.

We also lease a call center and warehouse space and additional smaller facilities and antenna sites in various locations in Israel.

We believe that our existing facilities are adequate for our existing needs.

Item 3. Legal Proceedings

The information contained in Note 18 to our consolidated financial statements included in this Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on The Nasdaq Global Market under the symbol "AIOT" and the Johannesburg Stock Exchange ("JSE") under the symbol "PWR."

Holders

As of June 25, 2025, there were 18 holders of record of our common stock.

Dividends

We have never paid a cash dividend on our common stock and do not expect to pay a cash dividend in the near future. We currently intend to retain future earnings, if any, to finance our operations and expand our business.

Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist you in understanding our financial condition and results of operations and should be read in conjunction with the financial statements and related notes included elsewhere in this Form 10-K. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to be computed accurately.

Overview

We are a global provider of AIoT solutions providing valuable business intelligence for managing high-value enterprise and mid-market assets that improve operational efficiencies.

We are headquartered in Woodcliff Lake, New Jersey, with offices located around the globe.

Our Unity data highway and AIoT ecosystem is the centerpiece of our strategy. Unity has the capability to ingest data from multiple data sources, harmonizing and transforming the dataset, and delivering simply understood insights through a unified SaaS platform and deep integrations with customer business systems.

Unity provides mission-critical solutions from warehouse to trailer to vehicle, allowing customers to consolidate suppliers and gain end-to-end control of their operations in a single pane of glass.

Unity enables customers to consume their data in multiple ways, from data-powered applications to unified operations integrations, which provide the ability to improve performance of the asset, the individual in charge of the asset, and the business process, continuously improving our customers' business performance.

Within the Unity ecosystem, our Powerfleet for Warehouse and Factory AIoT solutions are designed to provide on-premise or in-facility asset and operator management, monitoring, and visibility for warehouse and factory trucks such as forklifts, man-lifts, tuggers and ground support equipment at airports. These solutions utilize a variety of communications capabilities such as Bluetooth®, WiFi, and proprietary radio frequency technology.

Additionally, within the Unity ecosystem, our Powerfleet for On-Road AIoT solutions are designed to provide bumper-to-bumper AIoT asset management, monitoring, and visibility for over-the-road based assets such as heavy trucks, dry-van trailers, refrigerated trailers and shipping containers and their associated cargo. These AIoT solutions provide mobile-asset tracking and condition-monitoring solutions to meet the transportation market's desire for greater visibility, safety, security, and productivity throughout global supply chains. Our On-Road AIoT solutions extend to all mobile assets, whether it is a rental car, a private fleet, or automotive OEM partners. We achieve this by providing critical information that can be used to increase revenues, reduce costs, enhance safety and sustainability, deliver compliance, and improve customer service.

Our patented technologies are proven solutions for organizations that must monitor and analyze their assets to improve safety, increase efficiency, reduce costs, and drive profitability. Our offerings are sold under the global brands Powerfleet, Pointer, Cellocator, MiX by Powerfleet and Fleet Complete.

We have incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit of $205.8 million as of March 31, 2025.

Critical Accounting Estimates

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of our consolidated financial statements. We believe the following accounting policies involve a high degree of judgment and complexity, and our other significant accounting policies are described in Note 2 to our consolidated financial statements included in this Form 10-K. Certain accounting policies involve significant judgments and assumptions by our management that can have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by our management are based on historical experience and other factors that our management believes to be reasonable under the circumstances. Because of the nature of these judgments and assumptions, actual results could differ significantly from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations. Our critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated results are described below.

Goodwill and Intangibles

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Intangible assets are carried at cost, less accumulated amortization. Intangible assets consist of trademarks and trade names, patents, customer relationships and other intangible assets. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate with one operating segment, which is our only reporting unit and segment presented in the consolidated financial statements. We test our goodwill for impairment annually, which is October 1 or when an indicator of impairment exists, by comparing the fair value of the reporting unit to its carrying value.

We test for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. As of October 1, 2024, we performed a quantitative assessment whereby the fair value of the reporting unit is calculated using a market approach. The fair value of the reporting unit was substantially more than its carrying value.

For the year ended March 31, 2025, we performed a qualitative assessment of goodwill. We considered such factors as our market capitalization as of March 31, 2025, and over a certain period of time, macroeconomic conditions, industry and market considerations, and overall financial performance. The fair value of the reporting unit was substantially more than its carrying value. For the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, we did not incur an impairment charge.

Business Combinations

We recognize the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

We recognize identifiable assets acquired and liabilities assumed at their acquisition date fair value. We used discounted cash flow analyses, to assess certain components of our purchase price allocation. The fair value of the customer relationships was determined using the multi-period excess earnings method. The fair value of the tradename and developed technology was determined using an income approach based on the relief from royalty method.

For the fair values, we used (i) forecasted future cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) revenue growth rates, (v) customer attrition rates, (vi) royalty rates, and (vii) discount rates, as relevant, that market participants would consider when estimating fair values.

During the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase to the extent we identify adjustments to the preliminary fair values. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, any subsequent adjustments are recorded to the Consolidated Statement of Operations.

Results of Operations

The following table sets forth certain items related to our Consolidated Statement of Operations as a percentage of revenues for the periods indicated and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Form 10-K. A detailed discussion of the material changes in our operating results is set forth below.

| | Year Ended December 31, | | Three Months Ended March 31, | | Year Ended March 31, |
	2022	2023	2024	2025 (Unaudited)	2025
Revenues:					
Products	41.9%	37.2%	35.8%	21.1%	23.6%
Services	58.1%	62.8%	64.2%	78.9%	76.4%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:					
Cost of products	31.3%	27.2%	28.2%	17.5%	17.1%
Cost of services	20.9%	22.6%	23.8%	29.6%	29.2%
Total cost of revenues	52.2%	49.8%	52.0%	47.2%	46.3%
Gross profit	47.8%	50.2%	48.0%	52.8%	53.7%
Operating expenses:					
Selling, general and administrative expenses	46.7%	53.3%	64.7%	54.8%	56.4%
Research and development expenses	6.2%	6.3%	6.0%	4.7%	4.4%
Total operating expenses	52.9%	59.5%	70.7%	59.6%	60.8%
Loss from operations	(5.1)%	(9.4)%	(22.7)%	(6.7)%	(7.1)%
Interest income	0.1%	0.1%	0.8%	0.1%	0.3%
Interest expense, net	0.7%	(1.2)%	(2.1)%	(5.5)%	(5.6)%
Bargain purchase - Movingdots	—%	6.8%	—%	—%	—%
Other income (expense), net	0.0%	—%	0.0%	(0.2)%	(0.3)%
Net loss before income taxes	(4.3)%	(3.8)%	(24.2)%	(12.3)%	(12.8)%
Income tax expense	(0.6)%	(0.4)%	(1.0)%	0.3%	(1.2)%
Net loss before non-controlling interest	(5.0)%	(4.2)%	(25.2)%	(12.0)%	(14.1)%
Non-controlling interest	0.0%	0.0%	0.0%	0.0%	0.0%
Net loss	(5.0)%	(4.2)%	(25.2)%	(12.0)%	(14.1)%
Accretion of preferred stock	(4.3)%	(5.3)%	(29.6)%	—%	—%
Preferred stock dividend	(3.1)%	(3.4)%	(3.3)%	—%	0.0%
Net loss attributable to common stockholders	(12.4)%	(12.9)%	(58.2)%	(12.0)%	(14.1)%

Year Ended March 31, 2025 Compared to Year Ended December 31, 2023

REVENUES. Revenues increased by $228.8 million, or 171.1%, to $362.5 million in the year ended March 31, 2025, from $133.7 million in the year ended December 31, 2023.

Revenues from products increased by $35.8 million, or 72.1%, to $85.6 million in the year ended March 31, 2025, from $49.7 million in the year ended December 31, 2023. The increase in product revenues was primarily due to the MiX Telematics business acquired, which contributed $31.8 million, and the Fleet Complete business acquired, which contributed $9.5 million, in product revenues for the year ended March 31, 2025, offset by lower demand from logistics customers in North America.

Revenues from services increased by $192.9 million, or 229.7%, to $276.9 million in the year ended March 31, 2025, from $84.0 million in the year ended December 31, 2023. The increase in services revenues was principally due to the MiX Telematics business acquired, which contributed $139.4 million, and the Fleet Complete business acquired, which contributed $49.5 million, in service revenues for the year ended March 31, 2025.

COST OF REVENUES. Cost of revenues increased by $101.3 million, or 152.0%, to $168.0 million in the year ended March 31, 2025, from $66.7 million in the year ended December 31, 2023. The MiX Telematics business acquired contributed $71.8 million, and the Fleet Complete business acquired contributed $18.3 million to cost of revenues for the year ended March 31, 2025. Gross profit was $194.5 million in the year ended March 31, 2025, compared to $67.1 million in the year ended December 31, 2023. As a percentage of revenues, gross profit increased to 53.7% in the year ended March 31, 2025 from 50.2% in the year ended December 31, 2023.

Cost of products increased by $25.6 million, or 70.2%, to $62.0 million in the year ended March 31, 2025, from $36.4 million in the year ended December 31, 2023. Gross profit for products was $23.6 million in the year ended March 31, 2025, compared to $13.3 million in the year ended December 31, 2023. As a percentage of product revenues, gross profit increased to 27.6% in the year ended March 31, 2025 from 26.8% in the year ended December 31, 2023. The increase in gross profit as a percentage of product revenues was principally due to a larger proportion of sales being driven by higher margin product lines.

Cost of services increased by $75.8 million, or 250.4%, to $106.0 million in the year ended March 31, 2025, from $30.3 million in the year ended December 31, 2023. The MiX Telematics business acquired contributed $49.5 million, the Fleet Complete business acquired contributed $11.2 million, and the amortization of MiX Telematics and Fleet Complete acquisition-related intangibles contributed $14.8 million to cost of services for the year ended March 31, 2025. Gross profit for services was $170.9 million in the year ended March 31, 2025, compared to $53.7 million in the year ended December 31, 2023. As a percentage of service revenues, gross profit decreased to 61.7% in the year ended March 31, 2025 from 64.0% in the year ended December 31, 2023. The decrease in gross profit as a percentage of revenues was mainly due to the commencement of amortization of MiX Telematics and Fleet Complete acquisition-related intangibles.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative ("SG&A") expenses increased by $133.1 million, or 186.8%, to $204.4 million for the year ended March 31, 2025, compared to $71.3 million for the year ended December 31, 2023. The increase was primarily driven by the inclusion of SG&A expenses from the MiX Telematics business acquired, which contributed $73.9 million, and the Fleet Complete business acquired, which contributed $28.0 million. In addition, the increase reflects $21.3 million in acquisition-related expenses, $4.9 million in integration-related costs, $10.1 million in restructuring charges, and $4.7 million in accelerated stock-based compensation expenses, all incurred during the year ended March 31, 2025. As a percentage of revenues, SG&A expenses, excluding $41.1 million in acquisition-related, restructuring and accelerated stock-based compensation costs, decreased to 45.0% in the year ended March 31, 2025, from 53.3% in the year ended December 31, 2023.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development ("R&D") expenses increased by $7.7 million, or 91.7%, to $16.1 million in the year ended March 31, 2025, compared to $8.4 million in the year ended December 31, 2023, principally due to $5.9 million incurred from the MiX Telematics business acquired, and $2.5 million incurred from the Fleet Complete business acquired, following completion of the transactions. As a percentage of revenues, R&D expenses decreased to 4.4% in the year ended March 31, 2025, from 6.3% in the year ended December 31, 2023.

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Net loss attributable to common stockholders was $51.0 million, or $(0.43) per basic and diluted share, for the year ended March 31, 2025, as compared to net loss of $17.3 million, or $(0.49) per basic and diluted share, for the year ended December 31, 2023. The net loss was primarily the result of $21.3 million in acquisition-related expenses, $4.9 million in integration-related costs, $10.1 million in restructuring costs, and $14.8 million from the commencement of amortization of MiX Telematics and Fleet Complete acquisition-related intangibles, partially offset by $0.5 million gain in other income from the derivative mark-to-market adjustment.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024

REVENUES. Revenues increased by $69.9 million, or 207.2%, to $103.6 million in the three months ended March 31, 2025, from $33.7 million in the same period in 2024.

Revenues from products increased by $9.8 million, or 81.0%, to $21.9 million in the three months ended March 31, 2025, from $12.1 million in the same period in 2024. The increase in product revenues was primarily due to the MiX Telematics business acquired, which contributed $6.2 million, and the Fleet Complete business acquired, which contributed $4.6 million, in product revenues for the three months ended March 31, 2025, offset by lower demand from logistics customers in North America.

Revenues from services increased by $60.1 million, or 277.5%, to $81.8 million in the three months ended March 31, 2025, from $21.7 million in the same period in 2024. The increase in services revenues was primarily due to the MiX Telematics business acquired, which contributed $34.6 million, and the Fleet Complete business acquired, which contributed $24.7 million, in service revenues for the three months ended March 31, 2025.

COST OF REVENUES. Cost of revenues increased by $31.3 million, or 178.7%, to $48.9 million in the three months ended March 31, 2025, from $17.5 million for the same period in 2024. The MiX Telematics business acquired contributed $18.1 million, and the Fleet Complete business acquired contributed $9.1 million to cost of revenues for the three months March 31, 2025. Gross profit was $54.8 million in the three months ended March 31, 2025, compared to $16.2 million for the same period in 2024. As a percentage of revenues, gross profit increased to 52.8% in the three months ended March 31, 2025 from 48.0% in the same period in 2024.

Cost of products increased by $8.6 million, or 90.8%, to $18.2 million in the three months ended March 31, 2025, from $9.5 million in the same period in 2024. Gross profit for products was $3.7 million in the three months ended March 31, 2025, compared to $2.6 million in the same period in 2024. As a percentage of product revenues, gross profit decreased to 17.0% in the three months ended March 31, 2025 from 21.2% in the same period in 2024. The decrease in gross profit as a percentage of product revenues was principally due to a larger proportion of sales being driven by lower margin product lines.

Cost of services increased by $22.7 million, or 282.9%, to $30.7 million in the three months ended March 31, 2025, from $8.0 million in the same period in 2024. The MiX Telematics business acquired contributed $13.3 million, the Fleet Complete business acquired contributed $5.5 million, and the amortization of MiX Telematics and Fleet Complete acquisition-related intangibles contributed $5.2 million to cost of services for the three months ended March 31, 2025. Gross profit for services was $51.0 million in the three months ended March 31, 2025, compared to $13.6 million in the same period in 2024. As a percentage of service revenues, gross profit decreased to 62.4% in the three months ended March 31, 2025 from 63.0% in the same period in 2024. The decrease in gross profit as a percentage of revenues was mainly due to the commencement of amortization of MiX Telematics and Fleet Complete acquisition-related intangibles.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased by $35.0 million, or 160.3%, to $56.8 million in the three months ended March 31, 2025, compared to $21.8 million in the same period in 2024, principally due to the MiX Telematics business acquired, which contributed $20.6 million, and the Fleet Complete business acquired, which contributed $13.1 million, of SG&A expenses for the three months ended March 31, 2024. SG&A expenses included $0.4 million in acquisition-related expenses, $2.6 million in integration related expenses and $7.0 million in restructuring costs for the three months ended March 31, 2025. As a percentage of revenues, SG&A expenses, excluding $10.1 million in acquisition-related, integration related and restructuring, decreased to 45.0% in the three months ended March 31, 2025, from 64.7% in the same period in 2024.

RESEARCH AND DEVELOPMENT EXPENSES. R&D expenses increased by $2.9 million, or 143.0%, to $4.9 million in the three months ended March 31, 2025, compared to $2.0 million in the same period in 2024, principally due to $1.6 million incurred from the MiX Telematics business acquired, and $1.3 million incurred from the Fleet Complete business acquired, following completion of the transactions. As a percentage of revenues, R&D expenses decreased to 4.7% in the three months ended March 31, 2025, from 6.0% in the same period in 2024.

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Net loss attributable to common stockholders was $12.4 million, or $(0.09) per basic and diluted share, for the three months ended March 31, 2025, as compared to net loss of $19.6 million, or $(0.55) per basic and diluted share, for the same period in 2024. The net loss was primarily the result of $0.4 million in acquisition-related expenses, $2.6 million in integration-related costs, $7.0 million in restructuring costs, and $5.2 million from the commencement of amortization of MiX Telematics and Fleet Complete acquisition-related intangibles.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

REVENUES. Revenues decreased by approximately $2.2 million, or 1.6%, to $133.7 million in 2023 from $135.9 million in 2022.

Revenues from products decreased by approximately $7.2 million, or 12.7%, to $49.7 million in 2023 from $56.9 million in 2022. The decrease in product revenues was due to decreased product sales in Germany, where we are actively shutting down sales from low margin contracts, large logistics companies recalibrating demand following aggressive builds during the pandemic, and lower product sales in and out of Israel reflecting geopolitical headwinds and a proactive decision to shutter our hardware-only line of business. These decreases were offset by increases in product revenue in our Powerfleet for Vehicles business in the United States due to new unit purchases from new and existing customers.

Revenues from services increased by approximately $5.0 million, or 6.4%, to $84.0 million in 2023 from $79.0 million in 2022. The increase in services revenues was principally due to an increase in our install base that generates service revenue, with revenue growth concentrated in North America where a positive market response to our Unity SaaS product offering has been a significant contributing factor.

COST OF REVENUES. Cost of revenues decreased by approximately $4.3 million, or 6.0%, to $66.7 million in 2023 from $70.9 million in 2022. Gross profit was $67.1 million in 2023 compared to $65.0 million in 2022.

Cost of products decreased by approximately $6.2 million, or 14.5%, to $36.4 million in 2023 from $42.6 million in 2022. Gross profit for products was $13.3 million in 2023 compared to $14.4 million in 2022. As a percentage of product revenues, gross profit increased to 26.8% in 2023 from 25.2% in 2022. The increase in gross profit as a percentage of product revenues was principally due to decisions to stop fulfilling low margin orders and decreases in raw materials costs related to global supply chain issues, which were more prevalent in 2022 than 2023.

Cost of services increased by approximately $1.9 million, or 6.7%, to $30.3 million in 2023 from $28.4 million in 2022. Gross profit for services was $53.7 million in 2023 compared to $50.6 million in 2022. As a percentage of service revenues, gross profit minimally decreased to 64.0% in 2023 from 64.1% in 2022. The decrease in gross profit as a percentage of services revenues was principally due to an increase in our install base that generates service revenue, offset by reduction due to the commencement of amortization for our Unity SaaS platform.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased by approximately $7.8 million, or 12.2%, to $71.3 million in 2023 compared to $63.5 million in 2022. The increase was principally due to an aggregate of $5.5 million in transaction-related costs in connection with our acquisition of Movingdots GmbH ("Movingdots") and business combination with MiX Telematics, $2.1 million in SG&A costs incurred by Movingdots after the closing of such transaction, and increased salaries, investments in marketing programs and professional services fees. As a percentage of revenues, SG&A expenses increased to 53.3% in the year ended December 31, 2023, from 46.7% in the same period in 2022.

RESEARCH AND DEVELOPMENT EXPENSES. R&D expenses decreased by approximately $0.1 million, or 1.1%, to $8.4 million in 2023 compared to $8.5 million in 2022, principally due to the capitalization of software development expenses for new product development and reduction in salaries and wages offset in part by the acquisition of Movingdots, which added $2.0 million to expenses. As a percentage of revenues, R&D expenses increased to 6.3% in the year ended December 31, 2023, from 6.2% in the same period in 2022.

INTEREST EXPENSE. Interest expense increased by $2.6 million, or 261.2%, to $1.6 million in 2023 from $(1.0) million in 2022, principally due to foreign currency translation gains from the term facilities under the Prior Credit Agreement with Hapoalim.

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Net loss attributable to common stockholders was $17.3 million, or $(0.49) per basic and diluted share, for 2023 as compared to net loss of $16.9 million, or $(0.48) per basic and diluted share, for the same period in 2022. The increase in net loss was due primarily to transaction costs of $5.5 million with respect to the Movingdots acquisition and the business combination with MiX Telematics, plus incremental SG&A spend from the Movingdots acquisition of $2.1 million, plus an increase in accretion of preferred stock of $1.2 million, offset by the bargain gain on the purchase of Movingdots of $9.0 million.

Non-GAAP Financial Information

We use certain measures to assess the financial performance of our business, as well as to comply with the reporting requirements of the JSE. Certain of these measures are termed "non-GAAP measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with GAAP, or are calculated using financial measures that are not calculated in accordance with GAAP. These non-GAAP measures include adjusted EBITDA, headline loss, and headline loss per common share.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP and a discussion of its limitations is set out below. We do not regard these non-GAAP measures as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or that calculated using financial measures that are calculated in accordance with GAAP.

Adjusted EBITDA

We define adjusted EBITDA as net loss attributable to common stockholders before non-controlling interest, preferred stock dividend and accretion, interest expense (net), other (income) expense, net, income tax expense (benefit), depreciation and amortization, stock-based compensation, foreign currency (gains) losses, restructuring-related expenses, gain on bargain purchase (Movingdots), severance-related expenses, derivative mark-to market adjustment, recognition of pre-October 1, 2024 contract assets (Fleet Complete), Movingdots-related expenses, acquisition-related expenses, and integration-related expenses.

We have included adjusted EBITDA in this Form 10-K because it is a key measure that our management and board of directors use to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. Because our method for calculating adjusted EBITDA may differ from other companies' methods, the non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

A reconciliation of net loss attributable to common stockholders (the most directly comparable financial measure presented in accordance with GAAP) to adjusted EBITDA for the periods shown is presented below.

Reconciliation of Net Loss Attributable to Common Stockholders to Adjusted EBITDA

(In thousands)	Year Ended December 31,		Three Months Ended March 31,		Year Ended March 31,
	2022	2023	2024	2025	2025
Net loss attributable to common stockholders	$ (16,891)	$ (17,307)	$ (19,640)	$ (12,439)	$ (51,012)
Non-controlling interest..	2	35	12	1	18
Preferred stock dividend and accretion................	10,137	11,632	11,125	—	25
Interest expense, net	1,624	1,903	601	5,560	19,404
Other (income) expense, net	(24)	(3)	55	—	—
Income tax expense (benefit)...............................	870	589	352	(304)	4,517
Depreciation and amortization.............................	8,262	9,445	1,943	14,452	47,494
Stock-based compensation....................................	4,343	3,908	1,028	924	9,362
Foreign currency (gains) losses	(1,842)	(839)	43	502	1,790
Restructuring-related expenses............................	—	711	324	6,969	10,077
Gain on bargain purchase - Movingdots..............	—	(9,034)	—	—	—
Severance-related expenses	1,667	134	—	—	—
Derivative mark-to-market adjustment	—	—	—	(29)	(504)
Recognition of pre-October 1, 2024 contract assets (Fleet Complete)......................................	—	—	—	1,768	3,809
Movingdots-related expenses	—	317	—	—	—
Acquisition-related expenses	—	5,140	6,078	428	21,300
Integration-related expenses	—	—	—	2,592	4,851
Adjusted EBITDA	$ 8,148	$ 6,631	$ 1,921	$ 20,424	$ 71,131

Our use of adjusted EBITDA has limitations as analytical tools and should not be considered as performance measures in isolation from, or as a substitute for, analysis of our results as reported under GAAP.

Some of these limitations are:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

- adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

- other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure; and

- certain of the adjustments (such as restructuring-related expenses and integration-related expenses) made in calculating adjusted EBITDA are those that management believes are not representative of our underlying operations and, therefore, are subjective in nature.

Because of these limitations, adjusted EBITDA should be considered alongside other financial performance measures, including loss from operations, net loss and our other results.

Headline Loss per Share

In connection with our secondary listing on the JSE, we are required to calculate and publicly disclose headline loss per share and diluted headline loss per share. Headline loss per share is calculated using net loss which has been determined in accordance with GAAP.

Headline loss for the period represents the loss for the period attributable to our common stockholders adjusted for the remeasurements that are more closely aligned to the operating or trading results as set forth below, and headline loss per share represents headline loss divided by the weighted average number of shares of common stock outstanding.

The table below presents a reconciliation between net loss attributable to common stockholders to headline loss for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025.

(In thousands, except per share data)	Year Ended December 31,		Three Months Ended March 31,		Year Ended March 31,
	2022	2023	2024	2025	2025
Net loss attributable to common stockholders	$ (16,891)	$ (17,307)	$ (19,639)	$ (12,439)	$ (51,012)
Adjusted for:					
Bargain purchase – Movingdots	—	(9,034)	—	—	—
Profit on sale of plant and equipment	—	—	—	(21)	(17)
Impairment of intangibles	—	—	—	—	3
Tax effect	—	—	—	5	5
Headline loss	$ (16,891)	$ (26,341)	$ (19,639)	$ (12,455)	$ (51,021)
Weighted average common shares outstanding on which the net loss attributable to common shareholders per share and headline loss per share has been calculated - basic and diluted	35,393	35,628	35,813	132,793	119,877
Net loss per share attributable to common stockholders – basic and diluted	$ (0.48)	$ (0.49)	$ (0.55)	$ (0.09)	$ (0.43)
Headline loss per share attributable to common stockholders – basic and diluted	$ (0.48)	$ (0.74)	$ (0.55)	$ (0.09)	$ (0.43)

The above disclosure was prepared for the purpose of complying with the reporting requirements of the JSE and includes certain non-GAAP measures, such as headline loss and headline loss per common share, and related reconciliations.

Liquidity and Capital Resources

On April 2, 2024, we consummated the MiX Combination, pursuant to which MiX Telematics became our indirect, wholly owned subsidiary. The Implementation Agreement required, as a condition to closing of the MiX Combination, that we obtain debt and/or equity financing in an amount sufficient to provide for the redemption in full of all then-outstanding shares of our Series A convertible preferred stock. On April 2, 2024, concurrently with the closing of the MiX Combination, we used the net proceeds received from the RMB Facilities described below and incremental borrowing capacity as a result of the refinancing of Hapoalim Credit Facilities to redeem the full $90.3 million value of the then-outstanding shares of Series A convertible preferred stock.

In addition, our wholly owned subsidiaries, Powerfleet Israel and Pointer were party to the Prior Credit Agreement with Hapoalim, pursuant to which Hapoalim agreed to provide Powerfleet Israel with two senior secured term loan facilities denominated in NIS in an initial aggregate principal amount of $30 million (composed of two facilities in the aggregate principal amounts of $20 million and $10 million, respectively) and a five-year revolving credit facility to Pointer denominated in NIS in an initial aggregate principal amount of $10 million. The proceeds of the term loan facilities were used to finance a portion of the cash consideration payable in our acquisition of Pointer.

On March 18, 2024, the Borrowers entered into the A&R Credit Agreement, which refinanced the facilities under, and amended and restated, the Prior Credit Agreement. The A&R Credit Agreement provides for (i) two senior secured term loan facilities denominated in NIS to Powerfleet Israel in an aggregate principal amount of $30 million (composed of Hapoalim Facility A and Hapoalim Facility B in the aggregate principal amounts of $20 million and $10 million, respectively) and (ii) two revolving credit facilities to Pointer in an aggregate principal amount of $20 million (composed of Hapoalim Facility C and Hapoalim Facility D in the aggregate principal amounts of $10 million and $10 million, respectively). The Hapoalim Term Facilities will mature on March 18, 2029. The Hapoalim Revolving Facilities are available for successive one-month periods until and including February 27, 2026, unless the Borrowers deliver prior notice to Hapoalim of their request not to renew the Hapoalim Revolving Facilities.

On March 18, 2024, Powerfleet Israel drew down $30 million in cash under the Hapoalim Term Facilities and used the proceeds to prepay approximately $11.2 million, representing the remaining outstanding balance, of the term loans extended to Powerfleet Israel under the Prior Credit Agreement and distributed the remaining proceeds to us. The proceeds of the Hapoalim Revolving Facilities may be used by Pointer for general corporate purposes, including working capital and capital expenditures.

On December 30, 2024, the Borrowers entered into an amendment (the "Amendment") to the A&R Credit Agreement. The Amendment increases the principal amount available under Hapoalim Facility D from $10 million to $20 million and provides that the total principal amount of Hapoalim Facility D may be distributed to us or any of our subsidiaries by no later than December 31, 2025, subject to certain terms and conditions of the A&R Credit Agreement.

As of March 31, 2025, Powerfleet Israel had utilized approximately $17.4 million under the Hapoalim Revolving Facilities.

The Hapoalim Credit Facilities continue to be secured by first ranking and exclusive fixed and floating charges, including by Powerfleet Israel over the entire share capital of Pointer and by Pointer over all of its assets, as well as cross guarantees between Powerfleet Israel and Pointer, except that the Borrowers' holdings in Pointer do Brasil Comercial Ltda., Pointer Argentina and Pointer South Africa are excluded from such floating charges. No other assets of our company will serve as collateral under the Hapoalim Credit Facilities.

The interest rates for borrowings under Hapoalim Facility A and Hapoalim Facility B are Hapoalim's prime rate + 2.2% per annum, and Hapoalim's prime rate + 2.3% per annum, respectively. Hapoalim's prime rate at December 31, 2024 was 6%. Interest is payable quarterly on March 25, June 25, September 25, and December 25 over five years. The first interest period ended on June 25, 2024. Hapoalim Facility A amortizes in quarterly installments over its five-year term and will be payable in the following aggregate annual amounts: (i) 10% of the principal amount of Hapoalim Facility A from March 18, 2024 until March 18, 2025, (ii) 25% of the principal amount of Hapoalim Facility A from March 18, 2025 until March 18, 2026, (iii) 27.5% of the principal amount of Hapoalim Facility A from March 18, 2026 until March 18, 2027, (iv) 27.5% of the principal amount of Hapoalim Facility A from March 18, 2027 until March 18, 2028, and (v) 10% of the principal amount of Hapoalim Facility A from March 18, 2028 until March 18, 2029. Hapoalim Facility B does not amortize and will be payable in full on March 18, 2029.

The interest rate for borrowings under Hapoalim Facility C is, with respect to NIS-denominated loans, Hapoalim's prime rate + 2.5%, and with respect to U.S. dollar-denominated loans, SOFR + 2.15%. Borrowings under Hapoalim Facility D will bear interest at the applicable interest rate set forth in the standard form documents entered into in connection with each utilization of Hapoalim Facility D. In addition, Pointer is required to pay a credit allocation fee in NIS, with respect to Hapoalim Facility C, and a non-utilization fee in U.S. dollars, with respect to Hapoalim Facility D, in each case, equal to 0.5% per annum on undrawn and uncancelled amounts of the revolving facilities during the period commencing on March 18, 2024 and ending on the last day of the applicable availability period of such revolving facilities.

The Borrowers have also paid certain upfront fees and other fees and expenses to Hapoalim in connection with the A&R Credit Agreement.

On March 7, 2024, we entered into the Facilities Agreement with RMB, pursuant to which RMB agreed to provide us with the RMB Facilities in an aggregate principal amount of $85 million, composed of RMB Facility A and RMB Facility B, each having a principal amount of $42.5 million. We drew down $85 million in cash under the RMB Facilities on March 13, 2024. The interest rates of RMB Facility A and RMB Facility B are 8.699% per annum and 8.979% per annum, respectively. Interest is payable quarterly in arrears. The principal under RMB Facility A and RMB Facility B is repayable in one installment on March 31, 2027 and March 31, 2029, respectively.

Following the signing of the Facilities Agreement, MiX Telematics entered into a Facility Notice and General Terms and Conditions (the "Credit Agreement") with RMB on March 14, 2024 for a 364-day committed general banking facility of R350 million (the equivalent of $19.0 million as at March 31, 2025) (the "RMB General Facility"). The Credit Agreement and the rights and obligations of the parties are subject to the terms and conditions of the Facilities Agreement.

The RMB General Facility is repayable on demand and has a term of 365 days from the Available Date (as defined therein). Repayment of the RMB General Facility, including capitalized interest, is due by the earlier of (a) the Available Date or (b) April 2, 2025, unless extended by agreement between MiX Telematics and RMB. The RMB General Facility repayment terms were extended by a further 365 days based on the same terms and conditions of the Facility Agreement entered into on March 7, 2024. Interest rate for the RMB General Facility is calculated at South African prime rate minus 0.75% per annum and will be calculated on the daily outstanding balance, compounded monthly in arrears and repaid quarterly.

During April 2025, the RMB General Facility repayment terms were extended by an additional 365 days on the same terms and conditions of the Facilities Agreement. As of March 31, 2025, $18.0 million of the RMB General Facility was utilized.

On September 27, 2024, we entered into the Facility Agreement with RMB, pursuant to which RMB agreed to provide us with the New RMB Term Facility in an aggregate principal amount of $125 million. On October 1, 2024, we drew down $125 million in cash under the New RMB Term Facility to pay a portion of the Purchase Price for the FC Acquisition. Interest is payable quarterly in arrears at an interest rate of 5% per annum plus the applicable term SOFR reference rate. The principal is repayable in one installment on October 31, 2029.

As a result of global supply chain disruptions, the conflict in the Middle East, rising interest rates, fluctuations in currency values, restrictions on international trade (such as tariffs and other controls on imports or exports of goods, technology or data) and inflation and other cost increases, there remains uncertainty surrounding the potential impact of such events on our results of operations and cash flows. We are proactively taking steps to increase the available cash on hand including, but not limited to, targeted reductions in discretionary operating expenses and capital expenditures and borrowing under our revolving credit facility.

Our primary sources of cash are cash flows from sales of products and services, our holdings of cash, cash equivalents and proceeds from the sale of our capital stock and borrowings under our credit facilities. Management believes our cash and cash equivalents (including restricted cash) of $48.8 million as of March 31, 2025, in conjunction with cash expected to be generated from the execution of our strategic plan over the next 12 months and proceeds from our credit facilities, are sufficient to fund the projected operations for at least the next 12 months from the issuance date of these consolidated financial statements (June 26, 2025) and service our outstanding obligations. Such expectation is based, in part, on the achievement of a certain volume of assumed revenue and gross margin; however, there is no guarantee we will achieve this amount of revenue and gross margin during the assumed time period. Management assessed various additional operating cost reduction options that are available to us and would be implemented, if assumed levels of revenue and gross margin are not achieved and additional funding is not obtained.

Capital Requirements

As of March 31, 2025, we had cash and cash equivalents (including restricted cash) of $48.8 million and working capital of $18.1 million compared to cash and cash equivalents (including restricted cash) of $109.7 million and working capital of $126.2 million as of March 31, 2024. Our primary sources of cash are cash flows from sales of products and services, our holdings of cash, cash equivalents and proceeds from the sale of our capital stock and borrowings under our credit facilities. The FC Acquisition and MiX Combination are also expected to be a source of positive cash flow. To date, we have not generated sufficient cash flow solely from operating activities to fund our operations.

Our capital requirements depend on a variety of factors, including, but not limited to, the length of the sales cycle, the rate of increase or decrease in our existing business base, the success, timing, and amount of investment required to bring new products to market, revenue growth or decline and potential acquisitions. Failure to generate positive cash flow from operations will have a material adverse effect on our business, financial condition and results of operations.

Operating Activities

During the year ended March 31, 2025, net cash used in operating activities was $3.3 million, compared to net cash provided by operating activities of $4.4 million during the year ended December 31, 2023. The net cash used in operating activities for the year ended March 31, 2025 primarily included non-cash charges of $47.5 million for depreciation and amortization expense, $9.4 million for bad debts expense, $9.4 million for stock-based compensation, $5.0 million for ROU asset amortization, $4.5 million for inventory write-downs, $1.1 million for other non-cash items and $0.9 million for shares issued for transaction bonuses in connection with the MiX Combination, partially offset by $0.5 million for derivative mark-to-market adjustment. Changes in operating assets and liabilities included:

- an increase in accounts receivables of $14.0 million;
- a decrease in accounts payable of $12.2 million;
- a decrease in deferred costs of $8.4 million; and
- a decrease in lease liabilities of $4.6 million; offset by
- a decrease in inventory, net of write-downs of $5.7 million;
- a decrease in prepaid expenses and other assets of $5.5 million;
- an increase in deferred revenue of $1.7 million; and
- an increase in net severance fund of $1.2 million.

During the three months ended March 31, 2025, net cash provided by operating activities was $13.5 million, compared to net cash used in operating activities of $0.2 million for the same period in 2024. The net cash used in operating activities for the three months ended March 31, 2025 primarily included non-cash charges of $14.5 million for depreciation and amortization expense, $2.9 million for inventory write-downs, $2.2 million for bad debts expense, $0.9 million for stock-based compensation, $0.7 million for right-of-use asset amortization and $0.3 million for other non-cash items. Changes in operating assets and liabilities included:

- a decrease in deferred costs of $3.3 million; and
- a decrease in lease liabilities of $0.5 million; offset by
- an increase in accounts payable of $3.5 million;
- a decrease in prepaid expenses and other assets of $3.4 million;
- a decrease in inventory, net of write-downs of $3.1 million;
- an increase in net severance fund of $1.8 million,
- an increase in deferred revenue of $0.7 million; and
- a decrease in accounts receivables of $1.2 million.

Net cash provided by operating activities was $4.4 million for the year ended December 31, 2023, compared to net cash provided by operating activities of $1.2 million for the same period in 2022. The net cash provided by operating activities for the year ended December 31, 2023 reflects a net loss of $5.7 million and includes non-cash charges of $3.9 million for stock-based compensation, $9.4 million for depreciation and amortization expense, a gain on bargain purchase of $9.0 million, and $2.8 million for right-of-use asset amortization. Changes in operating assets and liabilities included:

- an increase in accounts receivable of $1.5 million;

- an increase in inventory of $1.7 million;
- a decrease in lease liabilities of $2.9 million; and
- an increase in accounts payable and accrued expenses of $4.5 million.

Investing Activities

Net cash used in investing activities for the year ended March 31, 2025 was $170.6 million, compared to net cash provided by investing activities of $1.5 million for the year ended December 31, 2023. The net cash used by investing activities was primarily due to $137.1 million in acquisitions, net of cash assumed from the MiX Combination and FC acquisition, $20.0 million for the purchase of fixed assets and $13.8 million for capitalized software development costs. The net cash provided by investing activities of $1.5 million in the year ended December 31, 2023 was primarily due to $8.7 million in net proceeds from the acquisition of Movingdots, partially offset by $3.6 million for capitalized software development costs and $3.5 million the purchase of fixed assets.

Net cash used in investing activities for the three months ended March 31, 2025 was $10.1 million, compared to net cash used in investing activities of $1.9 million for the three months ended March 31, 2024. The net cash used by investing activities was primarily due to $3.4 million for the purchase of fixed assets and $6.5 million for capitalized software development costs. The net cash used in investing activities of $1.9 million in the three months ended March 31, 2024 was primarily due to $1.3 million for the purchase of fixed assets and $0.6 million for capitalized software development costs.

Net cash provided by investing activities was $1.5 million for the year ended December 31, 2023, compared to net cash used in investing activities of $6.3 million for the same period in 2022. The increase in net cash provided by investing activities was primarily due to $8.7 million in net proceeds from the acquisition of Movingdots, partially offset by $3.6 million for capitalized software development costs and $3.5 million for the purchase of fixed assets.

Financing Activities

Net cash provided by financing activities was $115.7 million for the year ended March 31, 2025, compared to net cash used in financing activities of $3.7 million for the year ended December 31, 2023. The increase was primarily driven by $125.0 million in proceeds from long-term debt and $66.5 million in gross proceeds from a private placement completed in connection with the FC Acquisition, partially offset by related offering costs. Additional sources of cash included $19.6 million in proceeds from short-term bank borrowings and $1.9 million from the exercise of stock options. These inflows were partially offset by $90.3 million used for the redemption of Series A convertible preferred stock in connection with the MiX Combination, $2.8 million used for the repurchase of common stock related to tax withholding on vested restricted stock awards, and $2.6 million in repayments of long-term debt. Debt issuance costs totaled $1.4 million during the period.

During the three months ended March 31, 2025, net cash provided by financing activities was $8.2 million, compared to $92.8 million net cash provided by financing activities for the three months ended March 31, 2024. The cash provided by financing activities was primarily due to $7.7 million received from short-term bank debt, and $1.0 million proceeds from exercise of stock options, partially offset by repayment of long-term debt of $0.5 million.

Net cash used in financing activities was $3.7 million for the year ended December 31, 2023, compared to net cash used in financing activities of $0.3 million for the same period in 2022. The increase in net cash used in financing activities was primarily due to the payment in cash of preferred stock dividends totaling $3.4 million compared to $0 in 2022, net of the changes in the repayment of long-term debt and change in short-term debt, net balance.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Impact of Recently Issued Accounting Pronouncements

The Company is subject to recently issued accounting standards, accounting guidance and disclosure requirements. For a description of these new accounting standards, see Note 2 to our consolidated financial statements contained in Item 8 of Part II of this Annual Report on Form 10-K, which is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks

Not applicable.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Powerfleet, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Powerfleet, Inc. and subsidiaries (the "Company") as of March 31, 2025, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for the year ended March 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with the accounting principles generally accepted in the United States of America.

The consolidated balance sheets of the Company as of March 31, 2024, December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the three-months period ended March 31, 2024 and for the years ended December 31, 2023, and December 31, 2022, (the "comparative financial statements"), before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments and the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), discussed in Notes 2 and 15 to the financial statements, were audited by a predecessor auditor whose report, dated August 22, 2024, expressed an unqualified opinion on those statements. We also have audited the adjustments to these comparative financial statements to retrospectively adjust the disclosures to apply the change in accounting for the adoption of ASU 2023-07 in 2025, as discussed in Notes 2 and 15 to the financial statements. Our procedures included 1) comparing the adjustment amounts of segment revenues, cost of revenues, selling and marketing expenses, general and administrative expenses, development costs incurred, development costs capitalized, depreciation and amortization expenses, and assets to the Company's accounting records, (2) testing the mathematical accuracy of the reconciliations of segment amounts to the comparative financial statements, and (3) comparing the amounts of significant segment expenses to the Company's accounting records. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the consolidated balance sheets of the Company as of March 31, 2024, December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the three-months period ended March 31, 2024 and for the years ended December 31, 2023, and December 31, 2022 other than with respect to these retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on those comparative financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2025, expressed an adverse opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination of Accounting Acquirer and Assessment of the Accounting Treatment - Refer to Note 3 to the financial statements

Critical Audit Matter Description

As described in Note 3 to the financial statements, the Company consummated the MiX Combination and acquired MiX Telematics Limited ("MiX") on April 2, 2024, for $370 million. We identified the determination of the accounting acquirer and assessment of the accounting treatment in the combination with MiX as a critical audit matter.

Evaluating the Company's accounting treatment of the combination required significant auditor judgment. Specifically, a high degree of auditor judgment was required to evaluate the Company's determination of the accounting acquirer.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the accounting acquirer and assessment of the accounting treatment included the following, among others:

- We evaluated the design and tested the operating effectiveness over the Company's control to evaluate the determination of the accounting acquirer.
- We evaluated management's accounting memorandum that documented the factors in ASC 805 that the Company considered in determining the accounting acquirer, including voting interests held by the former shareholder groups and the composition of the board of directors and senior management of the combined Company and corroborated the information in the accounting analysis to third party sources and underlying supporting information.
- We utilised our accounting technical specialists to evaluate the Company's determination of the accounting acquirer including the assessment of the voting interests of the various shareholder groups held in the Company post transaction and the composition of the board of directors and senior management of the combined entities.

MiX Combination - Refer to Note 2Y and 3 to the financial statements

Critical Audit Matter Description

The Company completed the MiX Combination for $370 million on April 2, 2024. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including trade name of $10 million, developed technology of $30 million and customer relationships of $113 million (the "acquired intangible assets"). Management estimated the fair value of the trade name and developed technology using the relief from royalty method. Management estimated the fair value of the customer relationships using the multi-period excess earnings method, which is a discounted cash flow method. The fair value determination of the trade name, developed technology, and customer relationships required management to make significant estimates and assumptions related to future cash flows and the selection of the discount rates.

We identified the fair value of acquired trade name, developed technology and customer relationships from the MiX Combination as a critical audit matter because of the significant assumptions and estimates used in the valuation of the acquired intangible assets that possess higher degrees of complexity and sensitivity to the valuations. This required a high degree of audit judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions. The significant assumptions and estimates management makes to fair value the acquired intangible assets primarily relate to the future projected revenue and the discount rates applied to the future cash flows.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future projected revenue and the selection of the discount rates applied to the future cash flows for the acquired intangible assets included the following, among others:

- We tested the effectiveness of internal controls over management's accounting and valuation of intangible assets, including the review of forecasts of future cash flows, revenue growth rates and the selection of the discount rate.
- With the assistance of our fair value specialists, we evaluated the valuation methodologies, and the reasonableness of the customer attrition rates, useful lives, royalty rates and discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the customer attrition rates, useful lives and royalty rates selected by management.
- We assessed the reasonableness of management's future projected revenue by comparing the projections to historical results, certain peer companies, industry data, and Board of Directors presentations.
- We evaluated whether the future projected revenue was consistent with evidence obtained in other areas of the audit.

Fleet Complete Acquisition - Refer to Note 2Y and 3 to the financial statements

Critical Audit Matter Description

The Company completed the Fleet Complete acquisition for $190 million on October 1, 2024. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including trade name of $4 million, developed technology of $25 million and customer relationships of $70 million (the "acquired intangible assets"). Management estimated the fair value of the trade name and developed technology using the relief from royalty method. Management estimated the fair value of the customer relationships using the multi-period excess earnings method, which is a discounted cash flow method. The fair value determination of the trade name, developed technology, and customer relationships required management to make significant estimates and assumptions related to future cash flows and the selection of the discount rates.

We identified the fair value of acquired trade name, developed technology and customer relationships from the Fleet Complete acquisition as a critical audit matter because of the significant assumptions and estimates used in the valuation of the acquired intangible assets that possess higher degrees of complexity and sensitivity to the valuations. This required a high degree of audit judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions. The significant assumptions and estimates management makes to fair value the acquired intangible assets primarily relate to the future projected revenue and the discount rates applied to the future cash flows.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future projected revenue and the selection of the discount rates applied to the future cash flows for the acquired intangible assets included the following, among others:

- We tested the effectiveness of internal controls over management's accounting and valuation of intangible assets, including the review of forecasts of future cash flows, revenue growth rates and the selection of the discount rate.
- With the assistance of our fair value specialists, we evaluated the valuation methodologies, and the reasonableness of the customer attrition rates, useful lives, royalty rates and discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the customer attrition rates, useful lives and royalty rates selected by management.
- We assessed the reasonableness of management's future projected revenue by comparing the projections to historical results, certain peer companies, industry data, and Board of Directors presentations.
- We evaluated whether the future projected revenue was consistent with evidence obtained in other areas of the audit.

/s/ Deloitte & Touche
Johannesburg, South Africa
June 26, 2025

We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Powerfleet, Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Powerfleet, Inc. and subsidiaries (the Company) as of March 31, 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for the three-month period ended March 31, 2024 and each of the two years in the period ended December 31, 2023, and the related notes (the 2024 transition period consolidated financial statements). In our opinion, the 2024 transition period consolidated financial statements, present fairly, in all material respects, the financial position of the Company at March 31, 2024, and the results of its operations and its cash flows for the three-month period ended March 31, 2024 and each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2019 to 2024.

Iselin, New Jersey

August 22, 2024

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except per share data)

		March 31, 2024		March 31, 2025
ASSETS				
Current assets:				
Cash and cash equivalents	$	24,354	$	44,392
Restricted cash		85,310		4,396
Accounts receivable, net of allowance for credit losses of $3,197 and $4,057 as of March 31, 2024 and 2025, respectively		30,333		78,623
Inventory, net		21,658		18,350
Prepaid expenses and other current assets		8,133		23,319
Total current assets		169,788		169,080
Fixed assets, net		12,719		58,011
Goodwill		83,487		383,146
Intangible assets, net		19,652		258,582
Right-of-use asset		7,428		12,339
Severance payable fund		3,796		3,796
Deferred tax asset		2,781		3,934
Other assets		9,029		21,183
Total assets	$	308,680	$	910,071
LIABILITIES				
Current liabilities:				
Short-term bank debt and current maturities of long-term debt	$	1,951	$	41,632
Accounts payable		20,025		41,599
Accrued expenses and other current liabilities		13,983		45,327
Deferred revenue - current		5,842		17,375
Lease liability - current		1,789		5,076
Total current liabilities		43,590		151,009
Long-term debt - less current maturities		113,810		232,160
Deferred revenue - less current portion		4,892		5,197
Lease liability - less current portion		5,921		8,191
Accrued severance payable		4,597		6,039
Deferred tax liability		4,465		57,712
Other long-term liabilities		2,496		3,021
Total liabilities		179,771		463,329
Commitments and Contingencies (Note 18)				
Convertible redeemable preferred stock: Series A - 100 shares authorized, $0.01 par value; 60 and 0 shares issued and outstanding at March 31, 2024 and 2025, respectively, at redemption value of $90,273 at March 31, 2024		90,273		—
STOCKHOLDERS' EQUITY				
Preferred stock; authorized 50,000 shares, $0.01 par value		—		—
Common stock; authorized 175,000 shares, $0.01 par value; 38,709 and 135,379 shares issued at March 31, 2024 and March 31, 2025, respectively; shares outstanding, 37,212 and 133,316 at March 31, 2024 and 2025, respectively		387		1,343
Additional paid-in capital		202,607		671,400
Accumulated deficit		(154,796)		(205,783)
Accumulated other comprehensive loss		(985)		(8,850)
Treasury stock; 1,497 and 2,063 common shares at cost at March 31, 2024 and 2025, respectively		(8,682)		(11,518)
Total Powerfleet, Inc. stockholders' equity		38,531		446,592
Non-controlling interest		105		150
Total equity		38,636		446,742
Total liabilities, convertible redeemable preferred stock, and stockholders' equity	$	308,680	$	910,071

See accompanying notes to consolidated financial statements.

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	**2023**	**2024**	**2025**
Revenues:				
Products..	$ 56,945	$ 49,741	$ 12,080	$ **85,584**
Services	78,967	83,995	21,660	**276,931**
Total revenues	135,912	133,736	33,740	**362,515**
Cost of revenues:				
Cost of products	42,569	36,404	9,514	**61,961**
Cost of services	28,350	30,256	8,023	**106,017**
Total cost of revenues...............................	70,919	66,660	17,537	**167,978**
Gross profit...	64,993	67,076	16,203	**194,537**
Operating expenses:				
Selling, general and administrative expenses	63,492	71,253	21,832	**204,361**
Research and development expenses........................	8,472	8,380	2,018	**16,061**
Total operating expenses	71,964	79,633	23,850	**220,422**
Loss from operations	(6,971)	(12,557)	(7,647)	**(25,885)**
Interest income	71	103	259	**926**
Interest expense, net	994	(1,602)	(709)	**(20,330)**
Bargain purchase - Movingdots...................	—	9,034	—	—
Other income (expense), net	24	(29)	(55)	**(1,163)**
Net loss before income taxes	(5,882)	(5,051)	(8,152)	**(46,452)**
Income tax expense	(870)	(589)	(352)	**(4,517)**
Net loss before non-controlling interest.........................	(6,752)	(5,640)	(8,504)	**(50,969)**
Non-controlling interest..............................	(2)	(35)	(11)	**(18)**
Net loss..	(6,754)	(5,675)	(8,515)	**(50,987)**
Accretion of preferred stock	(5,906)	(7,139)	(9,996)	—
Preferred stock dividend	(4,231)	(4,493)	(1,128)	**(25)**
Net loss attributable to common stockholders	$ (16,891)	$ (17,307)	$ (19,639)	$ **(51,012)**
Net loss per share attributable to common stockholders - basic and diluted...	$ (0.48)	$ (0.49)	$ (0.55)	$ **(0.43)**
Weighted average common shares outstanding - basic and diluted	35,393	35,628	35,813	**119,877**

See accompanying notes to consolidated financial statements.

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
(In thousands)

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	2023	2024	2025
Net loss attributable to common stockholders	$ (16,891)	$ (17,307)	$ (19,639)	**$ (51,012)**
Foreign currency translation adjustment	(1,601)	594	(369)	**(7,865)**
Total other comprehensive (loss) income	(1,601)	594	(369)	**(7,865)**
Comprehensive loss	$ (18,492)	$ (16,713)	$ (20,008)	**$ (58,877)**

See accompanying notes to consolidated financial statements.

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interest	Total Stockholder's Equity
	Number of Shares	Amount						
Balance at January 1, 2022	37,263	$ 373	$ 224,852	$ (134,052)	$ 391	$ (8,299)	$ 86	$ 83,351
Net loss attributable to common stockholders	—	—	(10,137)	(6,754)	—	—	—	(16,891)
Net income attributable to non-controlling interest	—	—	—	—	—	—	2	2
Foreign currency translation adjustment	—	—	—	—	(1,601)	—	(10)	(1,611)
Issuance of restricted shares	492	5	(5)	—	—	—	—	—
Forfeiture of restricted shares	(186)	(2)	2	—	—	—	—	—
Vesting of restricted stock units	36	—	—	—	—	—	—	—
Shares withheld pursuant to vesting of restricted stock	—	—	—	—	—	(211)	—	(211)
Stock-based compensation	—	—	4,343	—	—	—	—	4,343
Balance at December 31, 2022	**37,605**	**$ 376**	**$ 219,055**	**$ (140,806)**	**$ (1,210)**	**$ (8,510)**	**$ 78**	**$ 68,983**
Retained earnings adjustment for adoption of ASU 2016-13	—	—	—	200	—	—	—	200
Net loss attributable to common stockholders	—	—	(11,632)	(5,675)	—	—	—	(17,307)
Net income attributable to non-controlling interest	—	—	—	—	—	—	35	35
Warrant issued in connection with acquisition	—	—	1,347	—	—	—	—	1,347
Foreign currency translation adjustment	—	—	—	—	594	—	(11)	583
Issuance of restricted shares	1,247	13	(13)	—	—	—	—	—
Forfeiture of restricted shares	(152)	(2)	2	—	—	—	—	—
Exercise of stock options	16	—	36	—	—	—	—	36
Shares withheld pursuant to vesting of restricted stock	—	—	—	—	—	(141)	—	(141)
Stock-based compensation	—	—	3,908	—	—	—	—	3,908
Balance at December 31, 2023	**38,716**	**$ 387**	**$ 212,703**	**$ (146,281)**	**$ (616)**	**$ (8,651)**	**$ 102**	**$ 57,644**
Net loss attributable to common stockholders	—	—	(11,124)	(8,515)	—	—	—	(19,639)
Net income attributable to non-controlling interest	—	—	—	—	—	—	11	11
Foreign currency translation adjustment	—	—	—	—	(369)	—	(8)	(377)
Forfeiture of restricted shares	(7)	—	—	—	—	—	—	—
Shares withheld pursuant to vesting of restricted stock	—	—	—	—	—	(31)	—	(31)
Stock-based compensation	—	—	1,028	—	—	—	—	1,028
Balance at March 31, 2024	**38,709**	**387**	**$ 202,607**	**$ (154,796)**	**$ (985)**	**$ (8,682)**	**$ 105**	**$ 38,636**
Net loss attributable to common stockholders	—	—	(25)	(50,987)	—	—	—	(51,012)
Net income attributable to non-controlling interest	—	—	—	—	—	—	18	18
Foreign currency translation adjustment	—	—	—	—	(7,865)	—	22	(7,843)
Proceeds from private placement, net of costs to issue common stock	20,000	200	66,259	—	—	—	—	66,459
Acquired through MiX Combination	—	—	7,818	—	—	—	5	7,823
Shares issued in connection with MiX Combination	70,704	707	361,298	—	—	—	—	362,005
Shares issued in connection with FC Acquisition	4,286	43	21,300	—	—	—	—	21,343
Issuance of restricted shares	54	1	(1)	—	—	—	—	—
Shares issued for transaction bonus	174	1	888	—	—	—	—	889
Shares withheld pursuant to vesting of restricted stock	—	—	—	—	—	(2,836)	—	(2,836)
Issue of stock appreciation rights	842	—	—	—	—	—	—	—
Exercise of stock options	610	4	1,894	—	—	—	—	1,898
Stock-based compensation	—	—	9,362	—	—	—	—	9,362
Balance as of March 31, 2025	**135,379**	**1,343**	**671,400**	**(205,783)**	**(8,850)**	**(11,518)**	**150**	**446,742**

See accompanying notes to consolidated financial statements.

POWERFLEET, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2023	Three Months Ended March 31, 2024	Year Ended March 31, 2025
Cash flows from operating activities				
Net loss	$ (6,754)	$ (5,675)	$ (8,515)	$ (50,987)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:				
Non-controlling interest	2	35	11	18
Gain on bargain purchase	—	(9,034)	—	—
Inventory write-downs	149	1,500	59	4,480
Stock-based compensation expense	4,343	3,908	1,028	9,362
Depreciation and amortization	8,262	9,445	1,943	47,494
Right-of-use assets, non-cash lease expense	2,756	2,814	763	5,007
Derivative mark-to-market adjustment	—	—	—	(504)
Bad debts expense	66	1,767	970	9,418
Deferred income taxes	708	(6)	97	(4,872)
Shares issued for transaction bonuses	—	—	—	889
Lease termination and modification losses	—	—	—	295
Other non-cash items	707	103	(112)	1,061
Changes in operating assets and liabilities:				
Accounts receivable	(1,368)	(1,460)	746	(14,048)
Inventory	(4,473)	(1,743)	726	5,729
Prepaid expenses and other current assets	(816)	791	(1,440)	5,474
Deferred costs	1,608	679	41	(8,437)
Deferred revenue	(627)	(295)	112	1,748
Accounts payable and accrued expenses	(533)	4,440	4,021	(12,162)
Lease liabilities	(2,739)	(2,851)	(694)	(4,558)
Accrued severance payable	(42)	(21)	36	1,248
Net cash provided by (used in) operating activities	1,249	4,397	(208)	(3,345)
Cash flows from investing activities				
Acquisition, net of cash assumed	—	8,722	—	(137,112)
Purchase of investments	(100)	(100)	—	—
Proceeds from sale of fixed assets	—	—	—	12
Capitalized software development costs	(2,219)	(3,629)	(591)	(13,782)
Capital expenditures	(4,011)	(3,464)	(1,309)	(20,008)
Repayment of loan advanced to external parties	—	—	—	294
Net cash (used in) provided by investing activities	(6,330)	1,529	(1,900)	(170,596)
Cash flows from financing activities				
Repayment of long-term debt	(5,659)	(4,408)	(11,037)	(2,642)
Short-term bank debt, net	5,709	4,321	(10,030)	19,551
Purchase of treasury stock upon vesting of restricted stock	(211)	(141)	(31)	(2,836)
Repayment of financing lease	(121)	(129)	—	—
Payment of preferred stock dividend and redemption of preferred stock	—	(3,385)	—	(90,298)
Proceeds from private placement, net	—	—	—	66,459
Proceeds from long-term debt	—	—	115,000	125,000
Payment of long-term debt costs	—	—	(1,081)	(1,410)
Proceeds from exercise of stock options, net	—	36	—	1,898
Net cash (used in) provided by financing activities	(282)	(3,706)	92,821	115,722
Effect of foreign exchange rate changes on cash and cash equivalents	(3,408)	(877)	(381)	(2,657)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(8,771)	1,343	90,332	(60,876)
Cash and cash equivalents, and restricted cash at beginning of the period	26,760	17,989	19,332	109,664
Cash and cash equivalents, and restricted cash at end of the period	$ 17,989	$ 19,332	$ 109,664	$ 48,788
Reconciliation of cash and cash equivalents, and restricted cash, at beginning of the period				
Cash and cash equivalents	26,452	17,680	19,022	24,354
Restricted cash	308	309	310	85,310
Cash and cash equivalents, and restricted cash, at beginning of the period	$ 26,760	$ 17,989	$ 19,332	$ 109,664
Reconciliation of cash and cash equivalents, and restricted cash, at end of the period				
Cash and cash equivalents	17,680	19,022	24,354	44,392
Restricted cash	309	310	85,310	4,396
Cash and cash equivalents, and restricted cash, at end of the period	$ 17,989	$ 19,332	$ 109,664	$ 48,788
Supplemental disclosure of cash flow information:				
Cash paid for:				
Taxes	$ 63	$ 175	$ 262	$ 4,283
Interest	$ 1,308	$ 1,656	$ 447	$ 15,335
Noncash investing and financing activities:				
Issuance of derivative on long-term debt	$ —	$ —	$ 2,226	$ —
Common stock issued for transaction bonus	$ —	$ —	$ —	$ 9
Shares issued in connection with MiX Combination	$ —	$ —	$ —	$ 362,005
Shares issued in connection with FC Acquisition	$ —	$ —	$ —	$ 21,343
Value of warrant issued in connection with Movingdots acquisition	$ —	$ 1,347	$ —	$ —
Value of licensed intellectual property acquired in connection with Movingdots acquisition	$ —	$ 1,517	$ —	$ —
Preferred stock dividends paid in shares	$ 4,231	$ 1,108	$ —	$ —

See accompanying notes to consolidated financial statements.

In thousands (except per share data)

NOTE 1 - DESCRIPTION OF THE COMPANY

Description of the Company

Powerfleet, Inc. (the "Company" or "Powerfleet") is a global provider of Artificial Intelligence-of-Things ("AIoT") solutions providing valuable business intelligence for managing high-value enterprise assets that improve operational efficiencies. The Company has a primary listing on The Nasdaq Global Market and a secondary listing on the Main Board of the Johannesburg Stock Exchange.

On April 2, 2024 (the "Implementation Date"), the Company consummated the transactions contemplated by the Implementation Agreement, dated as of October 10, 2023 (the "Implementation Agreement"), that the Company entered into with Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and a wholly owned subsidiary of the Company ("Powerfleet Sub"), and MiX Telematics Limited, formerly a public company incorporated under the laws of the Republic of South Africa ("MiX Telematics"), pursuant to which MiX Telematics became an indirect, wholly owned subsidiary of the Company (the "MiX Combination"). The consolidated financial statements as of and for the year ended March 31, 2025 include the financial results of MiX Telematics and its subsidiaries from the Implementation Date. See Note 3 for additional information.

On October 1, 2024 (the "FC Closing Date"), the Company consummated the transactions contemplated by the Share Purchase Agreement, dated as of September 18, 2024 (the "Purchase Agreement"), by and among Golden Eagle Topco, LP ("Golden Eagle LP"), the persons that are party to the Purchase Agreement under the heading "Other Sellers" (the "Other Sellers" and, together with Golden Eagle LP, the "Sellers"), the Company and Powerfleet Canada Holdings Inc., a wholly owned subsidiary of the Company (the "Canadian SPV" and, together with the Company, the "Purchasers"), pursuant to which the Purchasers acquired all of the direct and indirect common shares in the capital of Golden Eagle Canada Holdings, Inc. ("Canada Holdco") and Complete Innovations Holdings Inc. ("CIH"), and all of the issued and outstanding shares of common stock of Golden Eagle Holdings, Inc. (together with Canada Holdco and CIH, "Fleet Complete"). As a result, Fleet Complete became an indirect, wholly owned subsidiary of the Company (the "FC Acquisition"). The consolidated financial statements as of and for the year ended March 31, 2025 include the financial results of Fleet Complete and its subsidiaries from the FC Closing Date. See Note 3 for additional information.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[A] Basis of preparation and consolidation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the accompanying notes thereto. On May 8, 2024, the Company's Board of Directors approved a change in its fiscal year end from December 31 to March 31 in order to better align the Company's reporting calendar with the April 2, 2024 close of the MiX Combination and MiX Telematics' historical March 31 fiscal year end. The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated on consolidation. We round amounts in the consolidated financial statements to thousands.

[B] Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include, but are not limited to, assumptions used in business combinations, allowance for credit losses, income taxes, realization of deferred tax assets, accounting for uncertain tax positions, the impairment of intangible assets, including goodwill and long-lived assets, capitalized software development costs, standalone selling prices ("SSP"), valuation of the derivative asset, and market-based stock-based compensation costs. Actual results could differ materially from those estimates and assumptions made.

[C] Cash and cash equivalents:

The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents unless they are legally or contractually restricted. The Company's cash and cash equivalent balances exceed Federal Deposit Insurance Corporation ("FDIC") and other local jurisdictional limits. Restricted cash at March 31, 2024 consisted of escrow amounts of $85,000 for a facilities agreement (the "Facilities Agreement") with FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB") deposited in escrow for the MiX Combination and cash of $310 held in escrow for purchases from a vendor. Restricted cash at March 31, 2025 consisted of cash of $3,336 held in escrow related to the FC Acquisition to secure certain tax liabilities, cash of $311 held in escrow for purchases from a vendor, cash of $698 held by MiX Telematics Enterprise BEE Trust to be used solely for the benefit of its beneficiaries and cash securing guarantees of $51 issued in respect of property lease agreements entered into by MiX Telematics Australasia.

[D] Accounts receivable and allowance for credit losses:

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the Consolidated Statement of Cash Flows. The Company maintains an allowance for credit losses against its accounts receivable for potential losses.

The Company's receivables were evaluated to determine an appropriate allowance for credit losses. For trade receivables, the Company's historical collections were analyzed by the number of days past due to determine the uncollectible rate in each range of days past due and considerations of any changes expected in the future. The estimate of the allowance for credit losses is charged to the allowance for credit losses based on the age of receivables multiplied by the historical uncollectible rate for the range of days past due or earlier if the account is deemed uncollectible for other reasons. Recoveries of amounts previously charged as uncollectible are credited to the allowance for credit losses.

The Company does not have any off-balance sheet credit exposure related to its customers.

An analysis of the allowance for credit losses for the periods ended March 31, 2024 and 2025 is as follows (in thousands):

Allowance for credit losses, December 31, 2023	$	2,797
Current period provision for expected credit losses		970
Write-offs charged against the allowance		(545)
Foreign currency translation		(25)
Allowance for credit losses, March 31, 2024	$	3,197
Current period provision for expected credit losses		9,418
Write-offs charged against the allowance		(8,908)
Foreign currency translation		350
Allowance for credit losses, March 31, 2025	$	4,057

[E] Revenue recognition:

The Company and its subsidiaries generate revenue from sales of systems and products and from customer SaaS and hosting infrastructure fees. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. Sales, value add, and other taxes the Company collects concurrently with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The expected costs associated with the Company's base warranties continue to be recognized as an expense when the products are sold (see Note 12).

Revenue is recognized when performance obligations under the terms of a contract with the customer are satisfied. Product sales are recognized at a point in time when title transfers, when the products are shipped, or when control of the system is transferred to the customer, which usually is upon delivery of the system and when contractual performance obligations have been satisfied. The Company utilizes significant judgment to determine whether control of the hardware has transferred to the customer (i.e. distinct to the customer separate from SaaS services provided). For products which are not distinct to the customer separate from the SaaS services provided, the Company considers both hardware and SaaS services a bundled performance obligation.

When another party is involved in providing products or services to the end customer, the Company evaluates the nature of its promise to determine whether it is acting as an agent or principal in the sales transaction. The Company considers itself acting as a principal if it controls the specified products or services before they are transferred to the end customers, otherwise the Company is acting as an agent. The Company determines control as the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products or services. Control includes the ability to prevent others from directing the use of, and obtaining the benefits from, the products or services. Revenue is recognized based on the gross amount of consideration to which the Company expects to be entitled to in exchange for the specified products or services when acting as a principal and is recognized based on any fee or commission to which it expects to be entitled to in exchange for arranging for the specified products or services to be provided by the other party.

Under the applicable accounting guidance, all of the Company's billings for future services are deferred and classified as a current and long-term liability. The deferred revenue is recognized over the service contract life, ranging from one to five years, beginning at the time that a customer acknowledges acceptance of the equipment and service. Payment terms are generally 30 days after invoice date.

The Company recognizes revenue for remotely hosted SaaS agreements and post-contract maintenance and support agreements beyond our standard warranties over the life of the contract. Revenue is recognized ratably over the service periods and the cost of providing these services is expensed as incurred. Amounts invoiced to customers which are not recognized as revenue are classified as deferred revenue and classified as current or long-term based upon the terms of future services to be delivered. Deferred revenue also includes prepayment of extended maintenance, hosting and support contracts.

The Company earns other service revenues from installation services, training and technical support services which are short-term in nature and revenue for these services is recognized at the time of performance when the service is provided.

The Company also derives revenue from leasing arrangements. Such arrangements provide for monthly payments covering product or system sale, maintenance, support and interest. These arrangements meet the criteria to be accounted for as operating or sales-type leases. Accordingly, for sales-type leases an asset is established for the "sales-type lease receivable" at the present value of the expected lease payments and revenue is deferred and recognized over the service contract, as described above. Maintenance revenues and interest income are recognized monthly over the lease term.

The Company's contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative SSP. Judgment is required to determine the SSP for each distinct performance obligation. The Company generally determines standalone selling prices based on observable prices charged to customers. Significant pricing practices taken into consideration include the Company's discounting practices, the size and volume of its transactions, the customer demographic, price lists, its go-to-market strategy and historical and current sales and contract prices. As the Company's go-to-market strategies evolve, it may modify its pricing practices in the future, which could result in changes to SSP.

In certain cases, the Company is able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Company uses a single amount to estimate SSP when it has observable prices. If SSP is not directly observable, for example when pricing is highly variable, the Company uses a range of SSP. The Company determines the SSP range using information that may include pricing practices or other observable inputs. The Company typically has more than one SSP for individual products and services due to the stratification of those products and services by customer size.

The Company recognizes an asset for the incremental costs of obtaining the contract arising from the sales commissions to distributors and employees because the Company expects to recover those costs through future fees from the customers. The Company amortizes the asset over one to five years because the asset relates to the services transferred to the customer during the contract term of one to five years.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

[F] Inventory:

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the "moving average" cost method or the first-in first-out ("FIFO") method. Inventory consists of components, work in process and finished products.

Inventory write-downs are established in order to report inventories at the lower of cost or net realizable value in the Consolidated Balance Sheet. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for obsolete and slow-moving inventory are estimated based on assumptions of future sales forecasts, product life cycle expectations, the impact of new product introductions, production requirements, and specific identification of items, such as product discontinuance or engineering/material changes and by comparing the inventory levels to historical usage rates.

[G] Fixed assets and depreciation:

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. The following table provides the range of estimated useful lives used for each asset type:

	Useful Life (years)
Installed products	3 - 5
Computer software	3 - 5
Computers and electronic equipment	3 - 10
Furniture and fixtures	5 - 7
Leasehold improvements	Shorter of useful life or lease term
Plant and equipment	1 - 8

[H] Long-lived assets:

Long-lived assets, which include definite lived intangible assets and fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is assessed by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

[I] Goodwill and intangibles:

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Intangible assets are carried at cost, less accumulated amortization. Intangible assets consist of trademarks and trade names, patents, customer relationships and other intangible assets. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company operates with one operating segment, which is its only reporting unit and aligns with its only reportable segment.

The Company tests for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. As of October 1, 2024, the Company performed a quantitative assessment whereby the fair value of the reporting unit is calculated using a market approach. The fair value of the reporting unit was substantially more than its carrying value.

For the year ended March 31, 2025, the Company performed a qualitative assessment of goodwill. The Company considered such factors as the Company's market capitalization as of March 31, 2025 and over a period of time, macroeconomic conditions, industry and market considerations, and overall financial performance. The fair value of the reporting unit was substantially more than its carrying value. For the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, the Company did not incur an impairment charge.

[J] Product warranties:

The Company typically provides a 1 to 8-year warranty on its products. Estimated future warranty costs are accrued in the period that the related revenue is recognized and are included in accounts payable and accrued expenses in the Consolidated Balance Sheet. These estimates are derived from historical data and trends of product reliability and costs of repairing and replacing defective products.

[K] Research and development:

Research and development costs are charged to expense as incurred and consist primarily of salaries and related expenses, supplies and contractor costs. Research and development costs were $8,472, $8,380, $2,018 and $16,061 for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, respectively. The Company capitalizes the portion of its internal-use software development costs that meets the criteria for capitalization.

[L] Internal-use software and technology

The Company capitalizes as intangible assets, internal-use software acquired or developed solely to meet the Company's internal needs. Costs, excluding general and administrative costs such as general overheads, legal, research, business process engineering and data conversion costs, are capitalized from the date on which management implicitly or explicitly authorizes, or commits to fund, the project, and it is probable that the project will be completed and the software will perform the intended function (application development stage). All costs incurred during the preliminary development stage are expensed. Capitalization ceases when the project is substantially complete and the software is ready for its intended use.

Costs, including annual licenses, associated with maintaining computer software programs, and training costs are expensed as incurred. Costs incurred for upgrades and enhancements (modifications to existing internal-use software that provides additional functionality) are capitalized during the application development stage.

Software capitalized is amortized on a straight-line basis over its estimated useful life ranging from 3 to 7 years, commencing on the date when the software is ready for its intended use.

[M] Patent costs:

Costs incurred in connection with acquiring patent rights are charged to expense as incurred.

[N] Concentration of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

For the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, there were no customers who generated revenues greater than 10% of the Company's consolidated total revenues or generated greater than 10% of the Company's consolidated accounts receivable.

[O] Benefit plan:

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. All employees with U.S. source income are eligible to participate in the plan immediately upon employment. For the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, the Company contributed $285, $379, $88, and $456, respectively, to the plan.

[P] Severance pay:

The liability of the Company's subsidiaries in Israel for severance pay is calculated pursuant to Israel's Severance Pay Law 5273-1963 (the "Severance Law") based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date and are presented on an undiscounted basis. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The liability for the Company and its subsidiaries in Israel is fully provided by monthly deposits with insurance policies and by accrual. The value of these policies is recorded as an asset and classified as severance payable fund in the Company's Consolidated Balance Sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses accumulated to balance sheet date.

Some of the Company's employees are subject to Section 14 of the Severance Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the Consolidated Balance Sheet as the severance pay risks have been irrevocably transferred to the severance funds.

[Q] Stock-based compensation:

The Company operates various stock-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Company. Settlement has taken place out of a fresh issue of shares. The Company accounts for stock-based employee compensation for all share-based payments, including grants of stock options, restricted stock and stock appreciation rights, as an operating expense based on their fair values on the grant date. The Company recorded stock-based compensation expense of $4,343, $3,908, $1,028, and $9,362, for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, respectively.

The Company estimates the fair value of share-based option awards on the grant date using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's Consolidated Statement of Operations. The Company estimates forfeitures at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company's historical rates of forfeitures. Estimated forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

[R] Income taxes:

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes uncertainty in income taxes in the financial statements using a recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. The Company applies the "more-likely-than-not" recognition threshold to all tax positions, commencing at the adoption date of the applicable accounting guidance, which resulted in no unrecognized tax benefits as of such date. Additionally, there have been no unrecognized tax benefits subsequent to adoption. The Company has opted to classify interest and penalties that would accrue according to the provisions of relevant tax law as selling, general, and administrative expenses and incomes taxes, respectively, in the Consolidated Statement of Operations. For the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, interest and penalties were immaterial. The Company elected to account for the U.S. tax on its Global Intangible Low-Taxed Income ("GILTI") from its foreign subsidiaries as a period cost and, therefore included GILTI expense in its effective tax rate calculation.

[S] Fair value of financial instruments:

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's estimates of market participant assumptions.

The carrying value of finance lease receivables approximates fair value due to the interest rate implicit in the instruments approximating current market rates. The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and short-term bank debt approximates their fair values due to the short period to maturity of these instruments. The fair value of the loans to external parties included in other non-current assets is determined using unobservable market data (Level 3 inputs) that represent management's estimate of current interest rates that a commercial lender would charge borrowers. The fair value of the Company's debt is based on observable relevant market information and future cash flows discounted at current rates, which are Level 2 measurements. The Prepayment Derivative (as defined below) within the RMB Facilities (as defined below) is classified as a Level 3 in the fair value hierarchy due to the use of at least one significant unobservable input which is the credit spread volatility (see Note 11).

Fair value measurement of financial assets and liabilities on a recurring basis (in thousands):

| | As of March 31, 2025 | | | | |
| | | Fair Value | | | |
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Loans to external parties	$ 194	$ 194	$ —	$ —	$ 194
Debt	$ 273,792	$ 275,179	$ —	$ 275,179	$ —
Prepayment derivative	$ 2,730	$ 2,730	$ —	$ —	$ 2,730

| | As of March 31, 2024 | | | | |
| | | Fair Value | | | |
	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Debt	$ 115,761	$ 116,278	$ —	$ 116,278	$ —
Prepayment derivative	$ 2,226	$ 2,226	$ —	$ —	$ 2,226

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values (in thousands):

	Loans to external parties	Prepayment derivative
Balance at December 31, 2023	$ —	$ —
Additions	—	2,226
Balance at March 31, 2024	—	2,226
Assumed in business combinations	474	—
Repayments	(294)	—
Foreign currency translation difference	14	
Net change in fair value	—	504
Balance at March 31, 2025	$ 194	$ 2,730

There were no transfers between Level 1 or Level 2, or transfers in or out of Level 3, of the fair value hierarchy during the three months ended March 31, 2024 and the year ended March 31, 2025.

[T] Advertising and marketing expense:

Advertising and marketing costs are expensed as incurred and are classified as selling, general and administrative expenses on the Consolidated Statement of Operations. Advertising and marketing expense for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 amounted to $1,130, $2,300 $1,698 and $5,000, respectively.

[U] Foreign currency:

The Company's reporting currency is the U.S dollar ("USD"). For businesses where the majority of the revenues are generated in USD and a substantial portion of the costs are incurred in USD, the Company's management believes that the USD is the primary currency of the economic environment and thus their functional currency. Due to the fact that Argentina has been determined to be highly inflationary, the financial statements of our subsidiary in Argentina have been remeasured as if its functional currency was the USD. The Company also has foreign operations where the functional currency is the local currency. For these operations, assets and liabilities are translated using the end-of-period exchange rates and revenues, expenses and cash flows are translated using average rates of exchange for the period. Equity is translated at the rate of exchange at the date of the equity transaction. Translation adjustments are recognized in stockholders' equity as a component of accumulated other comprehensive income (loss).

Foreign currency transaction gains and losses related to operational expenses denominated in a currency other than the functional currency are included in determining net income or loss. Foreign currency transaction (losses) gains for the years ended December 31, 2022 and 2023, and the three months ended March 31, 2024 of $(847), $277, and $(193), respectively, are included in selling, general and administrative expenses in the Consolidated Statement of Operations. Foreign currency transaction gains related to long-term debt of $2,689, $591, and $151, for the years ended December 31, 2022 and 2023, and the three months ended March 31, 2024, respectively, are included in interest expense in the Consolidated Statement of Operations.

[V] Commitments and contingencies:

From time to time, the Company is involved in various litigation matters involving claims incidental to its business and acquisitions, including employment matters, acquisition-related claims, patent infringement and contractual matters, among other issues. While the outcome of any such litigation matters cannot be predicted with certainty, management currently believes that the outcome of these proceedings, including the matters described below, either individually or in the aggregate, will not have a material adverse effect on its business, results of operations or financial condition. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable.

[W] Recently adopted accounting pronouncements:

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires additional operating segment disclosures in annual and interim consolidated financial statements. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and for interim periods beginning after December 15, 2024 on a retrospective basis, with early adoption permitted. The Company adopted ASU 2023-07 on April 1, 2024, using a retrospective method (see Note 15 – Segment Information).

[X] Recently issued accounting pronouncements:

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is evaluating the effect of adopting ASU 2023-09.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"), which requires disclosure in a tabular format, on an annual and interim basis, purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2024-3.

[Y] Business combinations:

In accordance with ASC 805, Business Combinations ("ASC 805"), the Company recognizes the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair value. During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase to the extent that it identifies adjustments to the preliminary fair values. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, any subsequent adjustments are recorded to the Consolidated Statement of Operations.

[Z] Reclassification

During fiscal year 2025, amounts previously presented on the consolidated balance sheets as "accounts payable and accrued expenses" are now presented as "accounts payable" and "accrued expenses and other current liabilities". Prior period amounts previously presented as such have been reclassified to conform to the current period's presentation. Certain other reclassifications have been made to the prior year's financial statements to conform to the current year presentation. These reclassifications had no effect on the previously reported consolidated financial position, results of operations, cash flows, or accumulated deficit.

NOTE 3 - ACQUISITION

MiX Combination

On the Implementation Date (April 2, 2024), the Company consummated the MiX Combination, pursuant to which Powerfleet Sub acquired all the issued ordinary shares of MiX Telematics (including those represented by MiX Telematics' American Depositary Shares) through the implementation of a scheme of arrangement in accordance with Sections 114 and 115 of the South African Companies Act, No 71 of 2008, as amended, in exchange for shares of the Company's common stock. As a result, MiX Telematics became the Company's indirect, wholly owned subsidiary.

The MiX Combination met the criteria for a business combination to be accounted for using the acquisition method under ASC 805, with the Company identified as the legal and the accounting acquirer.

The Company was determined to be the accounting acquirer under ASC 805, based on the evaluation of the following facts and circumstances favoring Powerfleet as the accounting acquirer over those supporting MiX Telematics as the accounting acquirer:

- The majority of the Company's board of directors following the MiX Combination was composed of directors with prior affiliation to the Company. In addition, the Company's Chairperson continued in the role following the MiX Combination;
- Following the MiX Combination, the majority of the senior management team, including the Chief Executive Officer, comprised the Company's senior management team who were already operating in that capacity for the Company prior to the MiX Combination;
- While the voting rights of 65.5% in favor of MiX Telematics was an indicator that MiX Telematics may have been the acquirer, the Company believed that the weight of the indicator was tempered given that the negotiated premium paid by Powerfleet to MiX Telematics contributed to the relative ownership split and that, qualitatively, the significant reduction in the carryover MiX Telematics institutional investor base would have reduced the legacy MiX Telematics shareholders' ability to control the combined entity, particularly in the light of the significant concentration of institutional investors on the Powerfleet side; and
- While no individual or organized group owned a large minority interest in the combined entity, the largest institutional investor following the MiX Combination was an investor of legacy Powerfleet. Additionally, immediately following the closing of the MiX Combination, 30% of the approximately 35% of total shares held by shareholders of legacy Powerfleet were concentrated in the Company's top 20 institutional shareholders, compared to only 9% of the approximately 65% of total shares held by shareholders of legacy MiX Telematics.

The estimated fair value of the consideration transferred for MiX Telematics was $369,823 as of the Implementation Date, which consisted of the following:

(in thousands, except for share price and exchange ratio)	April 2, 2024
Number of MiX Telematics ordinary shares outstanding	554,021
Exchange ratio	0.12762
Shares of Powerfleet common stock issued for MiX Telematics ordinary shares outstanding	70,704
Powerfleet stock price*	5.12
Fair value of Powerfleet common stock transferred to MiX Telematics shareholders	362,005
Replacement of acquiree's equity awards by the acquirer**	7,818
Total fair value of consideration	369,823

* Powerfleet's closing share price on April 2, 2024.
** The portion of the fair-value-based measurement of the replacement award that is part of the consideration transferred in exchange for the acquiree equals the portion of the acquiree award that is attributable to pre-combination vesting.

Allocation of Purchase Price

The purchase price was allocated to the assets and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. Goodwill is attributed to the assembled workforce, expected synergies from future expected economic benefits, including enhanced revenue growth from expanded products and capabilities, as well as substantial cost savings from duplicative overheads, streamlined operations and enhanced efficiency. Goodwill is not deductible for tax purposes.

The allocation of purchase price was as follows (in thousands):

	April 2, 2024
Assets acquired:	
Cash and cash equivalents	$ 26,737
Restricted cash	794
Accounts receivable, net	24,250
Inventory, net	4,142
Prepaid expenses and other current assets	8,886
Fixed assets, net	35,587
Intangible assets, net	153,000
Right-of-use asset	3,794
Deferred tax assets	1,093
Other assets	973
Total assets acquired	$ 259,256
Liabilities assumed:	
Short-term bank debt and current maturities of long-term debt	$ 20,158
Accounts payable and accrued expenses	26,400
Deferred revenue - current	6,394
Lease liability - current	859
Income taxes payable	355
Lease liability - less current portion	2,852
Deferred tax liability	48,725
Other long-term liabilities	484
Total liabilities assumed	$ 106,227
Total identifiable net assets acquired	$ 153,029
Non-controlling interest	(5)
Goodwill	216,799
Purchase price consideration	$ 369,823

The fair values of the assets acquired and liabilities assumed, including the identifiable assets acquired, have been determined using the income and cost approach, and are partially based on inputs that are unobservable. The Company used discounted cash flow ("DCF") analyses to assess certain components of its purchase price allocation. The fair value of the customer relationships was determined using the multi-period excess earnings method. The fair value of the tradename and developed technology was determined using an income approach based on the relief from royalty method.

For the fair values, the Company used (i) forecasted future cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) revenue growth rates, (v) customer attrition rates, (vi) royalty rates, and (vii) discount rates, as relevant, that market participants would consider when estimating fair values.

The initial accounting for the business combination was complete at December 31, 2024. The fair values of the identifiable assets acquired and liabilities assumed are final and therefore, adjustments to them and the resulting goodwill will not occur in future.

Acquired Identifiable Intangible Assets

The following table sets forth the fair values of the components of the identifiable intangible assets acquired and their estimated useful lives:

(in thousands)	Fair value	Weighted average useful lives
Trade name	$ 10,000	14 years
Developed technology	30,000	5 years
Customer relationships	113,000	13 years
	$ 153,000	

Acquisition-Related Expenses

The Company expensed a total of $21,177 of acquisition-related costs related to the MiX Combination, $15,377 of which was expensed in the year ended March 31, 2025. Acquisition-related costs are classified as selling, general and administrative expenses in the Consolidated Statement of Operations.

Financial Information

The business acquired in the MiX Combination contributed revenue of $171,167 and a net loss of $10,730 for the year ended March 31, 2025.

<u>FC Acquisition</u>

On the FC Closing Date (October 1, 2024), the Company consummated the FC Acquisition, pursuant to which Fleet Complete became an indirect, wholly owned subsidiary of the Company in exchange for payment by the Purchasers of an aggregate purchase price of $190,000, subject to certain customary working capital and other adjustments as described in the Purchase Agreement (as adjusted, the "Purchase Price").

The FC Acquisition met the criteria for a business combination to be accounted for using the acquisition method under ASC 805, with the Company identified as the legal and the accounting acquirer.

The estimated fair value of the consideration transferred for the FC Acquisition was $189,950 as of the FC Closing Date, which consisted of the following:

(in thousands, except for share price)	October 1,2024
Shares of Powerfleet common stock issued	4,286
Powerfleet stock price*	4.98
Fair value of Powerfleet common stock transferred	21,343
Cash consideration paid to former shareholders	16,225
Repayment of Fleet Complete's existing debt	152,382
Total fair value of consideration	189,950

* Powerfleet's closing share price on October 1, 2024.

$60,000 of the cash portion of the Purchase Price was funded by the Private Placement, as described below, and $125,000 of the cash portion of the Purchase Price was funded with a senior secured term loan facility provided by RMB, as described in Note 11 below.

Concurrently with the closing of the FC Acquisition, on October 1, 2024, the Company consummated a private placement contemplated by the Subscription Agreement, dated as of September 18, 2024, by and among the Company and various accredited investors party thereto (the "Investors"), pursuant to which the Investors purchased from the Company, and the Company issued to such Investors, an aggregate of 20,000 shares of the Company's common stock at a price per share of $3.50 for aggregate gross proceeds of $70,000 (the "Private Placement"). $60,000 of such gross proceeds funded a portion of the Purchase Price with the remaining $10,000 in proceeds expected to be used by the Company for working capital and general corporate purposes. Timing of the receipt of proceeds, gross of issuance costs, was $62,000 by September 30, 2024, with the remaining $8,000 on October 1, 2024.

Preliminary Allocation of Purchase Price

The purchase price was allocated to the assets and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. Goodwill is primarily attributed to the assembled workforce, expected synergies from future expected economic benefits, including enhanced revenue growth from expanded products and capabilities, as well as substantial cost savings from duplicative overheads, streamlined operations and enhanced efficiency. Goodwill is not deductible for tax purposes.

The preliminary allocation of purchase price was as follows (in thousands):

	October 1, 2024
Assets acquired:	
Cash and cash equivalents	$ 3,964
Accounts receivable, net	19,990
Inventory, net	6,598
Prepaid expenses and other current assets	9,144
Fixed assets, net	3,693
Intangible assets, net	101,261
Identifiable intangible assets acquired	99,000
Computer software	2,261
Right-of-use asset	2,823
Deferred tax assets	—
Other assets	4,555
Total assets acquired	$ 152,028
Liabilities assumed:	
Accounts payable and accrued expenses	30,857
Deferred revenue - current	3,088
Lease liability - current	2,965
Deferred revenue - less current portion	1,118
Lease liability - less current portion	75
Accrued severance payable	216
Deferred tax liability	5,599
Other long-term liabilities	405
Total liabilities assumed	$ 44,323
Total identifiable net assets acquired	$ 107,705
Goodwill	82,245
Purchase price consideration	$ 189,950

The above fair values of assets acquired and liabilities assumed are preliminary and are based on the information that was available as of the reporting date. The Company's allocation of the purchase price to certain assets acquired and liabilities assumed is provisional and the Company will continue to adjust those estimates as additional information pertaining to events or circumstances present at October 1, 2024 becomes available and final valuation and analysis are completed. During the three-month period ended March 31, 2025, the Company recognized an adjustment of $7,496 against goodwill due to the finalization of deferred income taxes. In addition, the Company is still in the process of determining the fair value of acquired assets and assumed liabilities, which may also result in adjustments of the provisional amounts recorded. The fair values of the assets acquired and liabilities assumed, including the identifiable assets acquired, have been preliminarily determined using the income and cost approach, and are partially based on inputs that are unobservable. The Company used DCF analyses to assess certain components of its purchase price allocation. The fair value of the customer relationships was determined using the multi-period excess earnings method. The fair value of the tradename and developed technology was determined using an income approach based on the relief from royalty method.

For the fair value estimates, the Company used (i) forecasted future cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) revenue growth rates, (v) customer attrition rates, (vi) royalty rates, and (vii) discount rates, as relevant, that market participants would consider when estimating fair values. These estimates require judgment and are subject to change. Differences between the preliminary estimates and final accounting may occur, and those could be material.

The Company believes that the information provides a reasonable basis for estimating the fair values of the acquired assets and assumed liabilities, but the potential for measurement period adjustments exists based on the Company's continuing review of matters related to the acquisition. Adjustments to initial preliminary fair value of the assets acquired and assumed liabilities during the measurement period until October 1, 2025, will be recorded during the period in which the adjustments are determined, including the effect on earnings of any amounts we would have recorded in previous periods if the accounting had been completed (i.e. the historical reported financial statements will not be retrospectively adjusted).

The provisional amounts for assets acquired and liabilities assumed include:

- The fair value of accounts receivable and other receivables which may be subject to adjustment for reassessment of collectability as of the date of acquisition, collections and other adjustment subsequent to the acquisition;
- Property and equipment, for which the preliminary estimates are subject to revision for finalization of preliminary appraisals;
- Right-of-use assets and lease liabilities, which will be subject to adjustment upon completion of the review of the inputs, including sublease assumptions, for the calculations;
- Acquired inventory, which values are still being assessed on an individual basis;
- Prepaid expenses, accounts payable and accrued expenses, which will be subject to adjustment based upon completion of working capital clean up and assessment of other factors;
- The recognition and measurement of contract assets and contract liabilities acquired in accordance with ASC 606 will be subject to adjustment upon completion of assessment;
- Acquired intangible assets will be subject to adjustment as additional assets are identified, estimates and forecasts are refined and disaggregated, useful lives are finalized, and other factors deemed relevant are considered;
- Deferred income taxes will be subject to adjustment based upon the completion of the review of the book and tax bases of assets acquired and liabilities assumed, applicable tax rates and the impact of the revisions of estimates for the items described above; and
- Goodwill will be subject to adjustment for the impact of the revisions of estimates for the items described above.

The Company will finalize the purchase price allocation no later than one year from the acquisition date.

Acquired Identifiable Intangible Assets

The following table sets forth estimated fair values of the components of the identifiable intangible assets acquired and their estimated useful lives:

(in thousands)	Fair value	Weighted average useful lives
Trade name	$ 4,000	4.5 years
Developed technology	25,000	5.5 years
Customer relationships	70,000	9.5 years
	$ 99,000	

Acquisition-Related Expenses

The Company expensed a total of $6,443 of acquisition-related costs related to the FC Acquisition in the year ended March 31, 2025. Acquisition-related costs are classified as selling, general and administrative expenses in the Consolidated Statement of Operations.

Financial Information

If the business acquired in the FC Acquisition was acquired on April 1, 2024, it would have contributed revenue of $119,627 and a net loss of $8,705 for the year ended March 31, 2025.

Reconciliation of Acquisition, Net of Cash Assumed

The following table is a reconciliation of acquisition, net of cash assumed in the Consolidated Statement of Cash Flows (in thousands):

MiX Combination:		
Cash and cash equivalents	$	26,737
Restricted cash		794
FC Acquisition:		
Cash consideration paid to former shareholders		(16,225)
Repayment of Fleet Complete's existing debt		(152,382)
Cash and cash equivalents		3,964
Restricted cash		—
Acquisition, net of cash assumed	$	(137,112)

NOTE 4 - REVENUE RECOGNITION

The following table presents the Company's revenues disaggregated by revenue source for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 (in thousands):

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	**2023**	**2024**	**2025**
Products	$ 56,945	$ 49,741	$ 12,080	$ 85,584
Services	78,967	83,995	21,660	276,931
	$ 135,912	$ 133,736	$ 33,740	$ 362,515

The balances of contract assets and contract liabilities from contracts with customers are as follows as of March 31, 2024 and 2025 (in thousands):

	March 31,	
	2024	**2025**
Contract Assets:		
Deferred contract cost [1]	$ 2,632	$ 11,894
Deferred costs - current	$ 42	$ 2
Contract Liabilities:		
Deferred revenue – services [2]	$ 10,674	$ 21,466
Deferred revenue – products [2]	60	1,106
	10,734	22,572
Less: Deferred revenue – current	(5,842)	(17,375)
Deferred revenue – long term	$ 4,892	$ 5,197

[1] Deferred Contract costs are included in Other assets on the Consolidated Balance Sheet.
[2] The Company records deferred revenues when cash payments are received or due in advance of the Company's performance. For the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, the Company recognized revenue of $5,929, $6,046, $1,975 and $4,666, respectively, which was included in the deferred revenue balance at the beginning of each reporting period. The Company expects to recognize as revenue through year 2030, when it transfers those goods and services and, therefore, satisfies its performance obligation to the customers.

NOTE 5 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets comprise the following (in thousands):

	March 31,	
	2024	2025
Sales-type lease receivables, current	$ 1,100	$ 1,062
Prepaid expenses*	2,817	9,038
Contract assets	1,162	5,088
Tax receivables	125	553
VAT receivable	—	1,901
Sundry debtors	—	5,424
Other current assets	2,929	253
	$ 8,133	$ 23,319

*This includes the prepaid portion of total deferred contract assets.

NOTE 6 - INVENTORY

Inventory, which primarily consists of finished goods and components used in the Company's products, is stated at the lower of cost or net realizable value using the "moving average" cost method or the first-in first-out (FIFO) method.

Inventories consist of the following (in thousands):

	March 31,	
	2024	2025
Components	$ 9,403	$ 11,859
Work in process	49	—
Finished goods, net	12,206	6,491
	$ 21,658	$ 18,350

NOTE 7 - FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and amortization, and are summarized as follows (in thousands):

	March 31,	
	2024	2025
Installed and uninstalled products	$ 11,030	$ 61,564
Computer software	11,496	11,523
Computer and electronic equipment	6,179	6,294
Furniture and fixtures	2,361	3,054
Leasehold improvements	1,498	1,459
Plant and equipment	—	276
Assets in progress	—	7
	32,564	84,177
Accumulated depreciation and amortization	(19,845)	(26,166)
	$ 12,719	$ 58,011

Depreciation and amortization expense for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 was $3,183, $3,876, $955 and $19,876, respectively. This includes amortization of costs associated with computer software for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 of $179, $605, $339 and $5,734, respectively.

NOTE 8 - INTANGIBLE ASSETS AND GOODWILL

The Company capitalizes costs for software to be sold, marketed, or leased to customers. Costs incurred internally in researching and developing software products are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The amortization of these costs is included in cost of revenue over the estimated life of the products.

The following table summarizes identifiable intangible assets of the Company as of March 31, 2024 and March 31, 2025 (in thousands):

March 31, 2025	Useful Lives (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:				
Customer relationships	9 - 13	$ 200,868	$ (21,994)	$ 178,874
Trademark and tradename	3 - 15	21,557	(5,805)	15,752
Patents	7 - 11	628	(553)	75
Technology	5 - 7	74,050	(21,705)	52,345
Software to be sold or leased	3 - 7	13,490	(2,119)	11,371
		310,593	(52,176)	258,417
Indefinite-lived:				
Customer list		104	—	104
Trademark and tradename		61	—	61
		165	—	165
Total		$ 310,758	$ (52,176)	$ 258,582

March 31, 2024	Useful Lives (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:				
Customer relationships	9 - 12	$ 19,264	$ (8,012)	$ 11,252
Trademark and tradename	3 - 15	7,553	(3,877)	3,676
Patents	7 - 11	628	(464)	164
Technology	7	10,911	(10,911)	—
Software to be sold or leased	3	5,159	(764)	4,395
		43,515	(24,028)	19,487
Indefinite-lived:				
Customer list		104	—	104
Trademark and tradename		61	—	61
		165	—	165
Total		$ 43,680	$ (24,028)	$ 19,652

At March 31, 2025, the weighted-average amortization periods for customer relationships, trademarks and tradenames, patents, technology, and capitalized software to be sold or leased were 11.7, 10.8, 7.0, 4.4, and 4.3 years, respectively.

Amortization expense for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 was $5,079, $5,569, $988 and $27,619, respectively.

Estimated future amortization expense for each of the five succeeding fiscal years for these intangible assets is as follows:

Years ending March 31,

2026	$ 36,334
2027	35,169
2028	34,199
2029	31,738
2030	23,194
Thereafter	97,783
	$ 258,417

Reconciliation of Total Goodwill

The following table is a reconciliation of the carrying amount of goodwill at the beginning and end of the reporting period (in thousands):

Goodwill	
Balance at March 31, 2024	83,487
Businesses acquired	
MiX Combination	216,799
FC Acquisition	82,245
Foreign currency translation difference	615
Balance at March 31, 2025	383,146

A reconciliation for the comparative period has not been presented, as there were no movements in the carrying amount of goodwill during that period.

Refer to Note 3 for additional information regarding the change in the carrying amount of goodwill from April 1, 2024 to March 31, 2025 as a result of the MiX Combination and FC Acquisition.

NOTE 9 - STOCK-BASED COMPENSATION

The Company's stockholders have approved the Company's 2018 Incentive Plan (as amended, the "2018 Plan"), pursuant to which the Company may grant stock options, restricted stock and other equity-based awards with respect to up to an aggregate of 17,500 shares of the Company's common stock with a vesting period of approximately four to five years. There were 7,040 shares available for future issuance under the 2018 Plan as of March 31, 2025.

The 2018 Plan is administered by the Compensation Committee of the Company's Board of Directors, which has the authority to determine, among other things, the term during which an option may be exercised (not more than 10 years), the exercise price of an option and the vesting provisions.

The Company recognizes all employee share-based payments in the statement of operations as an operating expense, based on their fair values on the applicable grant date.

[A] Stock Options:

The following table summarizes the activity relating to the Company's market-based stock options for the year ended March 31, 2025:

	Options (in thousands)	Weighted-Average Exercise Price ($)	Weighted Average Contractual Remaining Term (years)	Aggregate Intrinsic Values (in thousands)
Outstanding as of April 1, 2024	5,445	13.39	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(245)	3.46	—	—
Outstanding as of March 31, 2025	**5,200**	**13.85**	**6.96**	**$ 2,549**
Exercisable as of March 31, 2025	—	—	—	$ —

During fiscal year 2025, the Company granted options to purchase 375 shares of common stock with time-based vesting conditions.

The following table summarizes the activity relating to the Company's stock options, excluding the market-based stock options, for the year ended March 31, 2025:

	Options (in thousands)	Weighted-Average Exercise Price ($)	Weighted Average Contractual Remaining Term (years)	Aggregate Intrinsic Values (in thousands)
Outstanding as of April 1, 2024	1,979	4.68	—	—
Granted	375	4.31	—	—
Exercised	(367)	5.07	—	—
Forfeited	(97)	5.22	—	—
Outstanding as of March 31, 2025	1,890	4.51	6.77	$ 2,089
Exercisable as of March 31, 2025	1,627	4.54	6.37	$ 1,779

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model reflecting the following weighted-average assumptions:

	December 31, 2022	December 31, 2023	March 31, 2025
Expected volatility	49.4%	55.6%	60.2%
Expected life of options	6.5	6.1	6.5
Risk free interest rate	1.73%	3.87%	4.23%
Dividend yield	—	—	—
Weighted-average fair value of options granted during the year	$ 2.04	$ 1.66	$ 2.66

No options were granted during the three months ended March 31, 2024.

Expected volatility is based on historical volatility of the Company's common stock and the expected life of options is based on historical data with respect to employee exercise periods.

The Company recorded stock-based compensation expense of $2,943, $2,712, $688, and $3,098 for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, respectively, in connection with awards made under the stock option plans. The increase in the recognized expense is due to the approved acceleration of vesting of unvested restricted stock and stock option awards with time-based vesting conditions that were outstanding under the Powerfleet equity plans (including any inducement awards with time-based vesting) in connection with the closing of the MiX Combination. The accelerated vesting of the Company's equity awards is not part of what was acquired in the MiX Combination, nor what was paid for in the MiX Combination, because it was for the benefit of the Company's employees rather than for the benefit of MiX Telematics' employees. Therefore, the acceleration of the equity awards was treated as a separate transaction from the MiX Combination and the acceleration of vesting was accounted for immediately upon closing of the MiX Combination on April 2, 2024.

The fair value of options vested during the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 amounted to $869, $931, $532 and $1,752, respectively. The total intrinsic value of options exercised during the year ended December 31, 2023 amounted to $9. There were no option exercises that occurred during the years ended December 31, 2022, the three months ended March 31, 2024, and the year ended March 31, 2025.

As of March 31, 2025, there was $682 of total unrecognized compensation costs related to unvested options granted under the Company's stock option plans excluding the market-based stock options that were granted to certain senior managers, including the Company's executive officers. That cost is expected to be recognized over a weighted-average period of 0.97 years.

As of March 31, 2025, there was $2,177 of total unrecognized compensation costs related to unvested options granted under the Company's stock option plans for the market-based stock options that were granted to certain senior managers, including the Company's executive officers. That cost is expected to be recognized over a weighted-average period of 1.91 years.

The Company estimates forfeitures at the time of valuation and reduces expenses ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

[B] Restricted Stock Awards:

The Company grants restricted stock to employees, whereby the employees are contractually restricted from transferring the shares until they are vested. The stock is unvested at the time of grant, and, upon vesting, there are no legal restrictions on the stock. Some participants have the option to have their shares withheld for their taxes upon vesting. Shares withheld for taxes are treated as a purchase of treasury stock. The fair value of each share is based on the Company's closing stock price on the date of the grant. A summary of all unvested restricted stock for the year ended March 31, 2025 is as follows:

	Number of Unvested Shares (in thousands)	Weighted- Average Grant Date Fair Value ($)
Unvested, March 31, 2024	1,370	2.68
Granted	54	5.45
Vested/Exercised	(1,370)	2.68
Forfeited or expired	—	—
Unvested, March 31, 2025	54	5.45

The Company recorded stock-based compensation expenses of $1,347, $1,196, $340, and $3,337 for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, respectively, in connection with restricted stock grants. As of March 31, 2025, there was $36 of total unrecognized compensation cost related to unvested shares. That cost is expected to be recognized over a weighted-average period of 0.13 years. The increase in the recognized expense is due to the approved acceleration of vesting of unvested restricted stock and stock option awards with time-based vesting conditions that are outstanding under the Powerfleet equity plans (including any inducement awards with time-based vesting) in connection with the closing of the MiX Combination. The accelerated vesting of the Company's equity awards is not part of what was acquired in the MiX Combination, nor what was paid for in the MiX Combination because it was for the benefit of the Company's employees rather than for the benefit of MiX Telematics' employees. Therefore, the acceleration of the equity awards was treated as a separate transaction from the MiX Combination and the acceleration of vesting was accounted for immediately upon closing of the MiX Combination on April 2, 2024.

During fiscal year 2025, the Company granted 1,250 restricted shares of common stock to the Company's Chief Executive Officer, of which 312.5 shares vest in equal installments over a three-year period, provided that the executive is employed by the Company on each scheduled vesting date and 937.5 restricted shares with market-based vesting condition. The market-based restricted shares will vest in equal installments over a three-year period following the date on which the volume weighted average price of the Company's common stock during a consecutive 60-day trading period (the "60 Day VWAP") ranges between $6.00 and $10.00. The Company valued the market-based restricted stock awards using a Monte Carlo simulation model using a daily price forecast over ten years until expiration utilizing Geometric Brownian Motion that considers a variety of factors including, but not limited to, the Company's common stock price, risk-free rate (4.3)%, and expected stock price volatility (57.5)% over the expected life of awards (10 years). The weighted average fair value of market-based stock options granted during the period was $5.35. Grant date for these awards was determined to be March 30, 2025.

	Time Based Restricted Shares		Market Based Restricted Shares	
	Number of Unvested Shares	Weighted- Average Grant Date Fair Value	Number of Unvested Shares	Weighted- Average Grant Date Fair Value
Unvested, March 31, 2024	—	—	—	—
Granted	313	5.59	938	5.35
Vested/Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Unvested, March 31, 2025	313	5.35	938	5.35

In addition to the above, the Company granted 364.6 restricted shares of common stock to the Company's executive officers, which vest in equal installments over a three-year period, provided that the executive is employed by the Company on each scheduled vesting date. These grants included a grant of 174.3 shares of restricted stock to the Company's Chief Executive Officer, which vests over three equal installments over a three-year period, provided that the executive is employed by the Company on each scheduled vesting date. Grant date for these awards was determined to be March 30, 2025.

	Number of Unvested Shares	Weighted- Average Grant Date Fair Value
Unvested, March 31, 2024	—	—
Granted	365	5.59
Vested/Exercised	—	—
Forfeited or expired..	—	—
Unvested, March 31, 2025	365	5.59

[C] Stock Appreciation Rights:

In connection with the closing of the MiX Combination, the Company assumed each of MiX Telematics' share plans. MiX Telematics issued equity-classified share incentives under the MiX Telematics Long-Term Incentive Plan ("LTIP") to directors and certain key employees within the Company.

The LTIP provides for three types of grants to be issued, namely performance shares, restricted share units and stock appreciation rights ("SARs"). On the Implementation Date (April 2, 2024), the only issued and outstanding equity awards under the LTIP were SARs, and the Company assumed the outstanding SARs in issue. No additional performance shares or restricted share units will be issued or assumed by the Company.

The replacement of MiX Telematics' share-based payment awards has been treated as a modification under ASC 718, *Compensation—Stock Compensation* as of the Implementation Date. The fair value of the replacement SARs issued was allocated between pre-combination and post-combination service based on the vesting period. The fair value related to pre-combination service is included as part of the fair value of the consideration in the MiX Combination (see Note 3), and the fair value related to post-combination service is to be recognized as an expense over the remaining vesting period.

The total stock-based compensation expense recognized during the year ended March 31, 2025 was $2,926.

The following table summarizes the activities for the outstanding SARs:

	Number of SARs (in thousands)	Weighted- Average Exercise Price ($)	Weighted Average Contractual Remaining Term (years)	Aggregate Intrinsic Values (in thousands)
Outstanding as of April 1, 2024..	—	—		
Acquired through MiX Combination......................................	5,740	2.61		
Granted	—	—		
Exercised	(2,004)	2.92		
Forfeited	(498)	2.43		
Outstanding as of March 31, 2025...	**3,238**	**2.44**	**3.07**	
Exercisable as of March 31, 2025..	**856**	**2.86**	**1.78**	**$ 2,249**

As of March 31, 2025, there was $5,574 of unrecognized compensation cost related to unvested SARs. This amount is expected to be recognized over a weighted-average period of 2.62 years.

NOTE 10 - NET LOSS PER SHARE

Net loss per share for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 are as follows (in thousands, except per share data):

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	**2023**	**2024**	**2025**
Basic and diluted loss per share				
Net loss attributable to common stockholders	$ (16,891)	$ (17,307)	$ (19,639)	$ (51,012)
Net loss per share attributable to common stockholders - basic and diluted..	$ (0.48)	$ (0.49)	$ (0.55)	$ (0.43)
Weighted-average common share outstanding - basic and diluted	35,393	35,628	35,813	119,877

Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution, assuming common shares were issued upon the exercise of outstanding options, and the proceeds thereof were used to purchase outstanding common shares. Dilutive potential common shares include outstanding stock options, warrants and restricted stock and performance share awards. We include participating securities (unvested share-based payment awards and equivalents that contain non-forfeitable rights to dividends or dividend equivalents) in the computation of earnings per share pursuant to the two-class method. The Company's participating securities consist solely of preferred stock, which have contractual participation rights equivalent to those of stockholders of unrestricted common stock. The two-class method of computing earnings per share is an allocation method that calculates earnings per share for common stock and participating securities. During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company.

NOTE 11 - SHORT-TERM BANK DEBT AND LONG-TERM DEBT

	March 31,	
	2024	2025
Short-term bank debt	$ —	$ 36,788
Current maturities of long-term debt	$ 1,951	$ 4,844
Long-term debt - less current maturities	$ 113,810	$ 232,160

Short-Term Bank Debt

As of March 31, 2025, short-term debt comprised $35,435 of borrowing facilities and $1,353 of book overdrafts.

RMB Facility

On March 7, 2024, as part of the MiX Combination, MiX Telematics and Powerfleet entered into the Facilities Agreement with RMB. Following the signing of the Facilities Agreement, MiX Telematics entered into a Facility Notice and General Terms and Conditions (the "Credit Agreement") with RMB on March 14, 2024 for a 364-day committed general banking facility of R350,000 (the equivalent of $18,984 as at March 31, 2025) (the "RMB General Facility"). The Credit Agreement and the rights and obligations of the parties are subject to the terms and conditions of the Facilities Agreement, which is described in more detail below.

The RMB General Facility is repayable on demand and has a term of 365 days from the Available Date (as defined therein). Repayment of the RMB General Facility, including capitalized interest, is due by the earlier of (a) the Available Date or (b) April 2, 2025, unless extended by agreement between MiX Telematics and RMB. Interest rate for the RMB General Facility is calculated at South African prime rate minus 0.75% per annum and will be calculated on the daily outstanding balance, compounded monthly in arrears and repaid quarterly.

During April 2025, the RMB General Facility repayment terms were extended by an additional 365 days on the same terms and conditions of the Facilities Agreement. As of March 31, 2025, $18,006 of the RMB General Facility was utilized.

Hapoalim Debt

As of March 31, 2025, Powerfleet Israel Ltd. ("Powerfleet Israel") had utilized approximately $17,422 under the Hapoalim Revolving Facilities, which are described below.

Long-Term Debt

Hapoalim Debt

In connection with the Pointer acquisition, Powerfleet Israel incurred New Israeli Shekels ("NIS") denominated debt in term loan borrowings on October 3, 2019 under a Credit Agreement (the "Prior Credit Agreement") with Bank Hapoalim B.M. ("Hapoalim"), pursuant to which Hapoalim agreed to provide Powerfleet Israel with two senior secured term loan facilities in an initial aggregate principal amount of $30,000 (composed of two facilities in the aggregate principal amount of $20,000 and $10,000, respectively and a five-year revolving credit facility to Pointer Telocation Ltd. ("Pointer") denominated in NIS in an initial aggregate principal amount of $10,000 (collectively, the "Prior Credit Facilities"). The Prior Credit Facilities were scheduled to mature on October 3, 2024.

On March 18, 2024, Powerfleet Israel and Pointer (collectively, the "Borrowers") entered into an amended and restated credit agreement (as amended, the "A&R Credit Agreement"), which refinanced the facilities under, and amended and restated, the Prior Credit Agreement. The A&R Credit Agreement provides for (i) two senior secured term loan facilities denominated in NIS to Powerfleet Israel in an aggregate principal amount of $30,000 (composed of two facilities in the aggregate principal amounts of $20,000 and $10,000, respectively) ("Hapoalim Facility A" and "Hapoalim Facility B," respectively, and, collectively, the "Hapoalim Term Facilities") and (ii) two revolving credit facilities to Pointer in an aggregate principal amount of $20,000 (composed of two revolvers in the aggregate principal amounts of $10,000 and $10,000, respectively) ("Hapoalim Facility C" and "Hapoalim Facility D," respectively, and, collectively, the "Hapoalim Revolving Facilities" and, together with the Hapoalim Term Facilities, the "Hapoalim Credit Facilities"). Powerfleet Israel drew down $30,000 in cash under the Hapoalim Term Facilities on March 18, 2024 and used the proceeds to prepay approximately $11,200, representing the remaining outstanding balance, of the Prior Credit Facilities, with the remaining proceeds distributed to Powerfleet. The proceeds of the Hapoalim Revolving Facilities may be used by Pointer for general corporate purposes, including working capital and capital expenditures.

On December 30, 2024, the Borrowers entered into an amendment to the A&R Credit Agreement, which increases the principal amount available under Hapoalim Facility D from $10,000 to $20,000 and provides that the total principal amount of Hapoalim Facility D may be distributed to the Company or any of its subsidiaries by no later than December 31, 2025, subject to certain terms and conditions of the A&R Credit Agreement.

As of March 31, 2025, Pointer had utilized $17,422 under the Hapoalim Revolving Facilities. The available undrawn facility balance at March 31, 2025 was $12,578.

The interest rates for borrowings under Hapoalim Facility A and Hapoalim Facility B are Hapoalim's prime rate + 2.2% per annum, and Hapoalim's prime rate + 2.3% per annum, respectively. Hapoalim's prime rate at March 31, 2025 was 6%. Interest is payable quarterly on March 25, June 25, September 25, and December 25 over five years. The first interest period ended on June 25, 2024. Hapoalim Facility A amortizes in quarterly installments over its five-year term and will be payable in the following aggregate annual amounts: (i) 10% of the principal amount of Hapoalim Facility A from March 18, 2024 until March 18, 2025, (ii) 25% of the principal amount of Hapoalim Facility A from March 18, 2025 until March 18, 2026, (iii) 27.5% of the principal amount of Hapoalim Facility A from March 18, 2026 until March 18, 2027, (iv) 27.5% of the principal amount of Hapoalim Facility A from March 18, 2027 until March 18, 2028, and (v) 10% of the principal amount of Hapoalim Facility A from March 18, 2028 until March 18, 2029. Hapoalim Facility B does not amortize and will be payable in full on March 18, 2029.

The interest rate for borrowings under Hapoalim Facility C is, with respect to NIS-denominated loans, Hapoalim's prime rate + 2.5%, and with respect to U.S. dollar-denominated loans, SOFR + 2.15%. Borrowings under Hapoalim Facility D will bear interest at the applicable interest rate set forth in the standard form documents entered into in connection with each utilization of Hapoalim Facility D. In addition, Pointer is required to pay a credit allocation fee in NIS, with respect to Hapoalim Facility C, and a non-utilization fee in U.S. dollars, with respect to Hapoalim Facility D, in each case, equal to 0.5% per annum on undrawn and uncancelled amounts of the revolving facilities during the period commencing on March 18, 2024 and ending on the last day of the applicable availability period of such revolving facilities. The Borrowers have also paid certain upfront fees and other fees and expenses to Hapoalim in connection with the A&R Credit Agreement. The Hapoalim Revolving Facilities were set to mature on March 18, 2025; however, on March 2, 2025, the payment terms were extended to February 27, 2026.

Borrowings under the Hapoalim Term Facilities are voluntarily prepayable at any time, in whole or in part, and are not subject to any prepayment premium. Voluntary prepayments of the Hapoalim Term Facilities must be made in minimum increments of NIS 1 million. In addition to certain customary mandatory prepayment requirements, the A&R Credit Agreement also requires Powerfleet Israel to make prepayments on the Hapoalim Term Facilities to the extent it receives distributions from Pointer, except for any such distributions made to cover certain expenses of Powerfleet Israel in its normal course of operations.

The A&R Credit Agreement contains certain customary affirmative and negative covenants, including financial covenants with respect to Pointer's net debt levels which must be less than 100% of Working Capital as defined in the A&R Credit Agreement, the ratio of each Borrower's net debt to Pointer's EBITDA must not exceed 4.75, Powerfleet Israel's minimum equity which must not be less than $60,000, and the ratio of Powerfleet Israel's equity to its total assets which must be greater than 35% and the ratio of Pointer's net debt to EBITDA ratio must not exceed 2. The occurrence of any event of default under the A&R Credit Agreement may result in all outstanding indebtedness under the Hapoalim Credit Facilities becoming immediately due and payable. The financial covenants have been met for the quarter ended March 31, 2025.

The Hapoalim Credit Facilities continue to be secured by first ranking and exclusive fixed and floating charges, including by Powerfleet Israel over the entire share capital of Pointer and by Pointer over all of its assets, as well as cross guarantees between Powerfleet Israel and Pointer, except that the Borrowers' holdings in Pointer do Brasil Comercial Ltda., Pointer Argentina and Pointer South Africa are excluded from such floating charges. No other assets of the Company will serve as collateral under the Hapoalim Credit Facilities.

The Hapoalim Term Facilities under the A&R Credit Agreement have been accounted for as modifications of the term facilities that were provided under the Prior Credit Agreement because the change in the present value of the cash flows under the A&R Credit Agreement is less than 10% of the present value of the cash flows under the Prior Credit Agreement. The proceeds of the Hapoalim Term Facilities ($40,000), less the prepayment of the term loans under the Prior Credit Facility (approximately $11,200), amounting to approximately $28,800, has been recognized as an increase in the carrying value of the prior term loans that was recognized previously.

For the years ended December 31, 2022, and 2023, and the three months ended March 31, 2024, the Company recorded $15, $133 and $110, respectively, of additional deferred costs to the original debt issuance costs and the refinancing fee paid to Hapoalim. For the year ended March 31, 2025, the Company recorded a cost of $33 net of additional deferred costs and credit to the original debt issuance costs and amortization of the original debt issuance costs. The Company recorded charges of $824, $572, $111 and $2,410 to interest expense on its Consolidated Statement of Operations for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, respectively, related to interest expense associated with the Hapoalim debt.

RMB Debt

On March 7, 2024, the Company entered into the Facilities Agreement with RMB, pursuant to which RMB agreed to provide the Company with two term loan facilities in an aggregate principal amount of $85,000, composed of Facility A and Facility B, each with a principal amount of $42,500 ("RMB Facility A" and "RMB Facility B," respectively, and collectively, the "RMB Facilities"). The Company drew down $85,000 in cash under the RMB Facilities on March 13, 2024, and the proceeds to redeem all the then-outstanding shares of the Company's Series A convertible preferred stock (the "Series A Preferred Stock") and for general corporate purposes. The RMB Facilities are guaranteed by the Company, I.D. Systems, Inc. ("I.D. Systems") and Movingdots GmbH ("Movingdots"), and there is a security agreement over the shares in Main Street 2000 Proprietary Limited ("MS2000"), I.D. Systems, and Movingdots.

The interest rates of borrowings under RMB Facility A and RMB Facility B are 8.699% per annum and 8.979% per annum, respectively. Interest is payable quarterly in arrears. RMB Facility A matures on March 31, 2027, and RMB Facility B matures on March 31, 2029. The Company may prepay the RMB Facilities at any time, subject to a minimum reduction of $5,000 and multiples of $1,000. If the Company prepays any amount during the first or second annual period of the funding, a refinancing fee equal to 2% or 1%, respectively, of the prepayment will be payable. Also, the RMB Facilities are mandatorily prepayable upon the occurrence of uncertain future events, such as a change of control or a transfer of the business. In the event that either prepayment occurs, the respective prepayment amount will be adjusted for RMB's break gains or losses, which relate mainly to the unwinding of interest rate derivatives (the "Prepayment Derivative") which RMB entered into with third parties to fix the interest rates on the RMB Facilities. Since RMB's break gains/losses could result in the Company prepaying at a discount, or a premium, of 10% or more to the initial carrying amount of the RMB Facilities, the optional and contingent repayment features were to be embedded derivatives in the scope of ASC 815-15 Embedded Derivatives. The Prepayment Derivative within each RMB Facility has been bifurcated and accounted for at fair value separately from the respective debt-host contracts which are accounted for at amortized cost. The terms of the debt-host contracts have been bifurcated to adjust the carrying value of the debt upon separating the derivative. Upon initial recognition of the RMB Facilities, a Prepayment Derivative asset of $610 and $1,616 for RMB Facility A and RMB Facility B, respectively, was recognized with a corresponding increase in the initial carrying amount of each debt-host contract. The fair value of the embedded derivative is estimated using a "with-and-without" approach as the difference between the value of the RMB Facilities with and without the embedded derivative using both the binomial lattice model and discounted cash flow analysis.

The following key assumptions were used in March 31, 2025:

	Facility A	Facility B
Credit spread volatility	55%	35%
Credit spread	4.48%	4.99%
Credit rating	B	B
Risk free rate	SOFR spot rate	SOFR spot rate

As of March 31, 2024 and 2025, the Secured Overnight Financing Rate (SOFR) spot rate was 5.34% and 4.41%, respectively.

The Prepayment Derivative is classified as a Level 3 in the fair value hierarchy due to the use of at least one significant unobservable input which is the credit spread volatility. At inception, the credit spread was an observable input based on the transaction price of the debt; however, in future periods, it will also be an unobservable input. For the Prepayment Derivative asset in RMB Facility A, a change of -10% in credit spread volatility would result in a decrease in the derivative asset of $82, while a change of +10% in credit spread volatility would result in an increase in the derivative asset of $81. For the Prepayment Derivative asset in RMB Facility B, a change of -10% in credit spread volatility would result in a decrease in the derivative asset of $218, while a change of +10% in credit spread volatility would result in an increase in the derivative asset of $224. The Prepayment Derivative assets are included in Other assets and their fair values were $610 and $1,616 for RMB Facility A and RMB Facility B, respectively, as of March 31, 2024 and, $850 and $1,880 for RMB Facility A and RMB Facility B, respectively, as of March 31, 2025. The debt-host contracts are accounted for at amortized cost. Total debt issuance costs of approximately $1,000 were incurred. For the year ended March 31, 2025, the Company recorded $93, respectively, of amortization of the original debt issuance costs and the refinancing fee to RMB.

For the year ended March 31, 2025, the Company recorded interest expense of $7,588.

RMB Term Facility

On September 27, 2024, the Company, together with I.D. Systems and Movingdots, each a wholly owned subsidiary of the Company, entered into a Facility Agreement (the "Facility Agreement") with RMB, pursuant to which RMB agreed to provide the Company with a term loan facility in an aggregate principal amount of $125,000 (the "New RMB Term Facility"). The Company drew down the full amount of the New RMB Term Facility on October 1, 2024, and used the proceeds to pay a portion of the Purchase Price in connection with the FC Acquisition. The Company's obligations under the New RMB Term Facility are guaranteed, on a joint and several basis, by the Company, I.D. Systems and Movingdots. The New RMB Term Facility is secured by a first priority security interest over the entire share capital of I.D. Systems, Movingdots, MS2000 and Canadian SPV, each a wholly owned subsidiary of the Company. No other assets of the Company will serve as collateral under the New RMB Term Facility.

The New RMB Term Facility will mature on the last business day of the month that is five years following the closing date of the Facility Agreement (the "Maturity Date"). The New RMB Term Facility does not amortize and will be payable on the Maturity Date. Borrowings under the New RMB Term Facility may be voluntarily prepaid at any time upon prior written notice, in whole or in part, subject to payment of a refinancing fee equal to (i) 2% of the amount prepaid if such prepayment occurs before October 1, 2025, or (ii) 1% of the amount prepaid if such prepayment occurs on or after October 1, 2025, but before October 1, 2026. No refinancing fee is payable if prepayment occurs on or after October 1, 2026. If voluntary prepayments are made in part, they must be made in minimum amounts of $5 million in integral multiples of $1 million. In addition, the Facility Agreement provides for certain customary mandatory prepayment requirements.

In the event of any prepayment during a quarterly interest period the Company is also required to pay, or receive from, RMB an amount, such that RMB would be in the same economic position for that interest period had the prepayment only occurred at the end of such period. The amount payable or receivable will be calculated relative to the interest that RMB would be able to obtain by placing the amount prepaid on deposit with a leading bank in the London interbank market for a period from the prepayment until the end of such interest period.

The New RMB Term Facility bears interest at 5% per annum (provided no event of default is continuing), plus the applicable term SOFR reference rate (or an interpolated rate if SOFR is unavailable), payable quarterly in arrears on March 31, June 30, September 30, and December 31 each year, and on October 31, 2029. The stated interest rate at March 31, 2025 was 9.59%.

The Company paid a non-refundable deal structuring fee of $1,250 to RMB on October 1, 2024. Total debt issuance costs, including the $1,250 non-refundable deal structuring fee to RMB, of approximately $1,443 were incurred. For the year ended March 31, 2025, the Company recorded $113 of amortization of these costs and $5,946 of interest expense.

The Facility Agreement contains certain customary affirmative and negative covenants, including financial covenants with respect to the ratio of the Company's consolidated total net borrowings to consolidated EBITDA and the ratio of the Company's consolidated EBITDA to consolidated total finance costs. The Facility Agreement also includes representations, warranties, events of default and other provisions customary for financings of this type. The occurrence of any event of default under the Facility Agreement may result in all outstanding indebtedness under the RMB Term Facility becoming immediately due and payable.

Scheduled contractual maturities of the long-term debt as of March 31, 2025 are as follows (in thousands):

2026	$	4,913
2027		47,904
2028		5,404
2029		54,290
2030		125,000
Thereafter		—
		237,511
Less: Current portion		(4,844)
Less: Debt costs and prepayment penalty		(507)
Total	$	232,160

NOTE 12 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	March 31,			
	2024		**2025**	
Accrued warranty	$	1,138	$	1,479
Accrued compensation		8,956		27,825
Government authorities		3,062		6,982
Other current liabilities		827		9,041
	$	13,983	$	45,327

The following table summarizes warranty activity for the periods ended March 31, 2024 and 2025 (in thousands):

Accrued warranty reserve, December 31, 2023	$	2,653
Accrual for product warranties issued		441
Product replacements and other warranty expenditures		(165)
Expiration of warranties (over warranty accrual)		(3)
Foreign currency translation difference		—
Accrued warranty reserve, March 31, 2024 [1]	$	2,926
Accrual for product warranties issued		365
Product replacements and other warranty expenditures		(510)
Expiration of warranties (over warranty accrual)		(109)
Acquired through MiX Combination and FC Acquisition		954
Foreign currency translation difference		(8)
Accrued warranty reserve, March 31, 2025 [1]	$	3,618

(1) Includes non-current accrued warranty included in other long-term liabilities at March 31, 2024 and 2025 of $1,788 and $2,139, respectively.

NOTE 13 - STOCKHOLDERS' EQUITY

Series A Preferred Stock

In connection with the completion of the Pointer acquisition, on October 3, 2019, the Company issued 50 shares of Series A Preferred Stock to ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P and ABRY Investment Partnership, L.P. Concurrently with the closing of the MiX Combination on April 2, 2024, the Company used the net proceeds received from RMB and from incremental borrowing capacity as a result of the refinancing of credit facilities with Hapoalim to redeem in full for $90,300 all of the outstanding shares of the Series A Preferred Stock.

Dividends

Holders of Series A Preferred Stock were entitled to receive cumulative dividends at a minimum rate of 7.5% per annum (calculated on the basis of the Series A Issue Price), quarterly in arrears. The dividends were payable at the Company's election, in kind, through the issuance of additional shares of Series A Preferred Stock, or in cash, provided no dividend payment failure had occurred and was continuing and that there had not previously occurred two or more dividend payment failures. Commencing on the 66-month anniversary of the date on which any shares of Series A Preferred Stock were first issued (the "Original Issuance Date"), and on each monthly anniversary thereafter, the dividend rate would increase by 100 basis points, until the dividend rate reached 17.5% per annum, subject to the Company's right to defer the increase for up to three consecutive months on terms set forth in the Company's Amended and Restated Certificate of Incorporation (the "Charter").

The following table summarizes the dividend paid activity (in thousands):

	Dividends paid in cash	Dividends paid in shares	Total
Year Ended December 31, 2022	$ —	$ 4,231	$ 4,231
Year Ended December 31, 2023	$ 3,385	$ 1,108	$ 4,493
Three Months Ended March 31, 2024 [1]	$ 1,128	$ —	$ 1,128
Year Ended March 31, 2025	$ 25	$ —	$ 25

[1] Dividends for the period ended March 31, 2024, plus accrued dividends through April 2, 2024, were paid in cash on the redemption date of the Series A Preferred Stock.

As of each of the periods presented in the above table, dividends in arrears were $0.

NOTE 14 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive loss includes net loss and foreign currency translation gains and losses.

The accumulated balances for each classification of other comprehensive income (loss) are as follows (in thousands):

	Foreign currency translation adjustment	Accumulated other comprehensive income (loss)
Balance at January 1, 2022	$ 391	$ 391
Net current period change	(1,601)	(1,601)
Balance at December 31, 2022	$ (1,210)	$ (1,210)
Net current period change	594	594
Balance at December 31, 2023	$ (616)	$ (616)
Net current period change	(369)	(369)
Balance at March 31, 2024	$ (985)	$ (985)
Net current period change	(7,865)	(7,865)
Balance at March 31, 2025	$ (8,850)	$ (8,850)

NOTE 15 - SEGMENT INFORMATION

The Company operates in one reportable segment, wireless AIoT asset management.

The Company has a single operating and reportable segment. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM makes operating decisions, assesses financial performance, and allocates resources based on consolidated net loss attributable to common stockholders as reported on the Company's Consolidated Statement of Operations. The Company derives its revenue from the sale of systems and products and from customer SaaS and hosting infrastructure fees. The measure of segment assets is reported on the Consolidated Balance Sheet as net fixed assets.

The following table summarizes the revenues and significant expenses and regularly provided to the CODM (in thousands):

| | Year Ended December 31, | | Three Months Ended March 31, | Year Ended March 31, |
	2022	2023	2024	2025
Total revenues	$ 135,912	$ 133,736	$ 33,740	$ 362,515
Total cost of revenues	70,919	66,660	17,537	167,978
Selling and marketing expenses	22,964	24,076	5,720	53,048
General and administrative expenses	34,564	41,303	15,152	141,803
Development costs incurred	10,641	12,716	3,417	28,881
Development costs capitalized	(2,169)	(4,336)	(1,399)	(12,820)
Depreciation and amortization	5,964	5,874	960	9,510
Interest income	71	103	259	926
Interest expense, net	994	(1,602)	(709)	(20,330)
Bargain purchase - Movingdots	—	9,034	—	—
Other income (expense), net	24	(29)	(55)	(1,163)
Income tax expense	(870)	(589)	(352)	(4,517)
Net loss before non-controlling interest	(6,752)	(5,640)	(8,504)	(50,969)
Non-controlling interest	(2)	(35)	(11)	(18)
Accretion of preferred stock	(5,906)	(7,139)	(9,996)	—
Preferred stock dividend	(4,231)	(4,493)	(1,128)	(25)
Net loss attributable to common stockholders	$ (16,891)	$ (17,307)	$ (19,639)	$ (51,012)

The following table summarizes revenues by geographic region (in thousands):

| | Year Ended December 31, | | Three Months Ended March 31, | Year Ended March 31, |
	2022	2023	2024	2025
North America	$ 70,820	$ 74,671	$ 18,090	$ 121,623
Israel	44,580	41,689	11,267	49,555
Africa	3,241	3,283	863	97,586
Europe and Middle East	3,120	1,908	1,016	43,190
Australia	—	—	—	30,962
Other	14,151	12,185	2,504	19,599
	$ 135,912	$ 133,736	$ 33,740	$ 362,515

The following table summarizes long-lived assets by geographic region (in thousands):

	March 31, 2024	March 31, 2025
North America	$ 4,083	$ 13,051
Israel	3,946	2,249
Africa	705	32,391
Europe and Middle East	2,850	4,824
Australia	—	825
Other	1,135	4,671
	$ 12,719	$ 58,011

NOTE 16 - INCOME TAXES

Loss before income taxes consists of the following (in thousands):

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	2023	2024	2025
U.S. operations	$ (10,303)	$ (16,494)	$ (7,990)	$ (46,935)
Foreign operations	4,421	11,443	(162)	483
	$ (5,882)	$ (5,051)	$ (8,152)	$ (46,452)

The provision for income taxes consists of the following for the periods presented (in thousands):

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	2023	2024	2025
Current:				
Federal	$—	$—	$—	$—
State	93	68	25	110
Foreign	69	519	220	6,174
Total current provision	$ 162	$ 587	$ 245	$ 6,284
Deferred:				
Federal	$ —	$ —	$ —	$ —
State	—	—	—	(85)
Foreign	708	2	107	(1,682)
Total deferred provision	$ 708	$ 2	$ 107	$ (1,767)
Total provision for income taxes	$ 870	$ 589	$ 352	$ 4,517

The difference between income taxes at the statutory federal income tax rate and income taxes reported in the Consolidated Statement of Operations for the years ended December 31, 2022 and 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 is attributable to the following (in thousands):

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	2023	2024	2025
Income tax benefit at the federal statutory rate	$ (1,236)	$ (1,061)	$ (1,712)	$ (9,755)
State and local income taxes, net of federal taxes	(313)	(298)	(145)	(1,094)
Increase (decrease) in valuation allowance	(1,105)	1,488	1,570	7,173
Remeasurement of deferred tax adjustments	359	4	8	542
Permanent differences and other	810	678	222	6,343
Non-deductible (non-taxable) foreign exchange movements	—	—	—	(509)
Over (Under) provision prior years	—	—	—	378
Foreign rate differential	(151)	(1,924)	396	819
GILTI inclusion	2,425	1,586	—	120
Foreign tax paid	—	—	—	381
Other	81	57	13	119
Acquisition fees	—	59	—	—
	$ 870	$ 589	$ 352	$ 4,517

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2024 and 2025 are presented below (in thousands):

	March 31, 2024	March 31, 2025
Deferred tax assets:		
Net operating loss carryforwards	$ 28,135	$ 48,572
Capital loss carryforwards	10,377	9,388
Deferred revenue	2,265	4,184
Stock-based compensation	230	306
Federal research and development tax credits	1,058	1,058
Capitalized research	1,524	1,832
Inventories	383	1,062
Bad debt reserve	639	1,588
Deferred lease liability	388	167
Acquisition costs	1,455	1,004
Interest limitation	—	4,831
Other deductible temporary differences	2,859	8,818
Total gross deferred tax assets	49,313	82,810
Set-off of deferred tax balances	—	(25,569)
Net deferred tax assets before valuation allowance	49,313	57,241
Less: valuation allowance	(46,532)	(53,307)
Net deferred tax assets	$ 2,781	$ 3,934
Deferred tax liabilities:		
Intangible amortization	(3,958)	(65,025)
Right-of-use assets	(348)	(650)
Deferred foreign currency gains	—	(8,031)
Deferred commissions	—	(1,623)
Other deductible temporary differences	(159)	(7,952)
Total deferred tax liabilities	(4,465)	(83,281)
Set-off of deferred tax balances	—	25,569
Net deferred tax liabilities	(4,465)	(57,712)
Net deferred tax liabilities	$ (1,684)	$ (53,778)

A reconciliation of the beginning and ending amount of unrecognized tax positions for the periods ended March 31, 2024 and 2025 is as follows (in thousands):

Balance at December 31, 2023	$ 294
Additions based on tax provisions taken related to current period	27
Reductions related to expiration of statute of limitations	—
Balance at March 31, 2024	$ 321
Additions based on tax provisions taken related to current period	116
Reductions related to expiration of statute of limitations	(119)
Balance at March 31, 2025	$ 318

The unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect any significant changes to its unrecognized tax positions during the next 12 months.

At March 31, 2025, the Company had an aggregate net operating loss ("NOL") carryforward of approximately $83,930 for U.S. federal income tax purposes. At March 31, 2025, the Company had an aggregate NOL carryforward of approximately $37,775 for state income tax purposes and a foreign NOL carryforwards of approximately $101,519. Substantially all of the NOL carryforwards expire from 2024 through 2037 for pre-2018 federal NOL carryforwards and from 2024 through 2044 for state purposes. The NOL carryforwards may be limited to use in any particular year based on Section 382 of the Internal Revenue Code of 1986, as amended ("IRC"), related to change of ownership restrictions. Section 382 of the IRC imposes an annual limitation on the utilization of NOL carryforwards based on long-term bond rates and the value of the corporation at the time of a change in ownership as defined by Section 382 of the IRC. In 2019 and 2024, the Company incurred a change in ownership under Section 382 of the IRC and this change of ownership is not expected to materially impact the Company's ability to utilize its NOL carryforward amounts in the future. In addition, future stock issuances may subject the Company to further limitations on the utilization of its NOL carryforwards under the same IRC provision.

At March 31, 2025, the Company has New Jersey NOL carryforwards included above in the approximate amount of $6,528, expiring through 2044, which are available to reduce future earnings which would otherwise be subject to state income tax.

The Company is asserting permanent reinvestment of all accumulated undistributed earnings of its foreign subsidiaries as of March 31, 2025, in excess of annual debt service costs requirements.

For the year ended March 31, 2025, the Company's valuation allowance increased to $53,307, compared to $46,532 as of March 31, 2024, primarily due to the increase of NOLs and other timing differences. The Company has provided a valuation allowance against the full amount of its domestic net deferred tax assets and the majority of the foreign net deferred tax assets. The valuation allowance was established because of the uncertainty of realization of the deferred tax assets due to lack of sufficient history of generating taxable income. Realization is dependent upon generating sufficient taxable income prior to the expiration of the NOL carryforwards in future periods. The valuation allowance increased in 2025 by $6,775.

Audits for federal income tax returns are closed for the years through 2020. However, the Internal Revenue Service ("IRS") can audit the NOLs generated during those years in the years that the NOLs are utilized. State income tax returns are generally subject to examination for a period of three to six years after the filing of the respective tax return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. Foreign income tax returns are generally subject to examination based on the tax laws of the respective jurisdictions.

NOTE 17 - LEASES

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for office space, office equipment and vehicles. The Company's leases have remaining lease terms ranging from approximately 1 to 10 years.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The operating lease ROU asset also includes any lease payments made in advance of lease commencement and excludes lease incentives. The lease terms used in the calculations of the operating ROU assets and operating lease liabilities include options to extend or terminate the lease when the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has lease agreements with lease and non-lease components, which are generally not accounted for separately.

Where lease terms are 12 months or less, and meet the criteria for short-term lease classification, no ROU asset and no lease liability are recognized. Lease costs associated with the short-term leases are included in selling, general and administrative expenses on the Company's Consolidated Statement of Operations.

The components of lease cost are as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	2023	2024	2025
Short-term lease cost	$ 443	$ 453	$ 57	$ 840

Supplemental cash flow information and non-cash activity related to the Company's operating leases are as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,	Year Ended March 31,
	2022	2023	2024	2025
Non-cash activity:				
Right-of-use assets obtained in exchange for lease obligations	$ 1,450	$ 1,198	$ 2,018	$ 3,714
Reduction of right-of-use assets due to MiX Combination [1]	$ —	$ —	$ —	$ (946)

(1) Subsequent to the MiX Combination, certain leases were terminated or modified due to the consolidation of leased space.

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	March 31, 2024	March 31, 2025
Weighted-average remaining lease term - operating leases (in years) [1]	3.56	4.30
Weighted-average discount rate	6.1%	7.8%

[1] Including expected renewals where appropriate.

Scheduled maturities of operating lease liabilities outstanding as of March 31, 2025 are as follows (in thousands):

Year ending March 31,

2026	$	5,513
2027		3,462
2028		2,319
2029		1,622
2030		907
Thereafter		1,865
Total lease payments		15,688
Less: Imputed interest		(2,421)
Present value of lease payments	$	13,267

NOTE 18 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various litigation matters involving claims incidental to its business and acquisitions, including employment matters, acquisition-related claims, patent infringement and contractual matters, among other issues. While the outcome of any such litigation matters cannot be predicted with certainty, management currently believes that the outcome of these proceedings, including the matters described below, either individually or in the aggregate, will not have a material adverse effect on its business, results of operations or financial condition. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable.

In July 2015, Pointer do Brasil Comercial Ltda. ("Pointer Brazil") received a tax deficiency notice alleging that the services provided by Pointer Brazil should be classified as "telecommunication services" and therefore Pointer Brazil should be subject to the state value-added tax. The aggregate amount claimed to be owed under the notice was approximately $6,890 as of March 31, 2025. On August 14, 2018, the lower chamber of the State Tax Administrative Court in São Paulo rendered a decision that was favorable to Pointer Brazil in relation to the ICMS demands, but adverse in regards to the clerical obligation of keeping in good order a set of ICMS books and related tax receipts. The remaining claim after this administrative decision is $197. The state has appealed to the higher chamber of the State Tax Administrative Court. Based on the Company's legal counsel's opinion, management is of the opinion that the chance of loss is not probable and that no material costs will arise in respect of these claims. For this reason, the Company has not made any provision.

Mobile Telephone Networks Proprietary Limited ("MTN"), a network service provider of MiX Telematics Africa, a subsidiary of the Company, is entitled to claw back payments from MiX Telematics Africa in the event of early cancellation of the agreement or certain base connections not being maintained over the term of an amended network services agreement between the parties. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement as of March 31, 2025 was $609. No loss is considered probable under this arrangement.

On August 30, 2024, Fleet Connect Solutions LLC ("Fleet Connect") filed a complaint against the Company in the United States District Court for the Eastern District of Texas alleging infringement of a number of Fleet Connect's patents. The Company filed an answer to Fleet Connect's complaint on November 8, 2024, denying the claims together with counterclaims to invalidate Fleet Connect's patents. The Company simultaneously filed a Section 101 motion seeking to invalidate some of the patents. In addition, on February 11, 2025, Fleet Connect filed a second lawsuit against the Company in the United States District Court of the Eastern District of Texas. The Company then filed a similar motion under Section 101 challenging the validity of some of the patents involved in this lawsuit as well. The Company is evaluating the claims with patent counsel, however based on currently available information, the Company is unable to make a reasonable estimate of loss or range of losses, if any, arising from this matter.

NOTE 19 - UNAUDITED CONDENSED FINANCIAL INFORMATION

The unaudited condensed financial information for the three-month period ended March 31, 2023 is as follows (in thousands):

	Three Months Ended March 31, 2023
	(Unaudited)
Revenues:	
Products	$ 12,508
Services	20,344
Total revenues	32,852
Cost of revenues:	
Cost of products	9,002
Cost of services	7,276
Total cost of revenues	16,278
Gross profit	16,574
Operating expenses:	
Selling, general and administrative expenses	16,941
Research and development expenses	1,723
Total operating expenses	18,664
Loss from operations	(2,090)
Interest income	24
Interest expense, net	(137)
Bargain purchase - Movingdots	7,234
Other income, net	3
Net income before income taxes	5,034
Income tax expense	(392)
Net income before non-controlling interest	4,642
Non-controlling interest	3
Net income	4,645
Accretion of preferred stock	(1,655)
Preferred stock dividend	(1,107)
Net income attributable to common stockholders	$ 1,883
Net income per share attributable to common stockholders - basic and diluted	$ 0.04
Weighted average common shares outstanding - basic	35,548
Weighted average common shares outstanding - diluted	35,628

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

<u>**Evaluation of Disclosure Controls and Procedures**</u>

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As of March 31, 2025, we carried out an evaluation, with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Due to the material weaknesses in internal control over financial reporting described below, management concluded that our disclosure controls and procedures were not effective as of March 31, 2025. Notwithstanding the existence of these material weaknesses, management believes that the consolidated financial statements in this Annual Report on Form 10-K present, in all material aspects, our financial condition as reported, in conformity with U.S. GAAP.

<u>**Previously Reported Material Weaknesses in Internal Control over Financial Reporting**</u>

As disclosed in Item 9A. Controls and Procedures in our Transition Report on Form 10-KT for the transition period ended March 31, 2024, we previously identified material weaknesses in our internal control over financial reporting.

Following the identification of these material weaknesses, we developed and executed a remediation plan, which included the redesign of key controls to strengthen their effectiveness in addressing the deficiencies previously reported. In particular, we:

- Migrated our central corporate accounting function to the legacy MiX Telematics central corporate function and team, leveraging a larger and more qualified accounting and internal risk team.
- Utilized internal and external resources to support the efforts to rework certain control gaps across various processes with identified deficiencies in Israel and the United States.
- Implemented enhanced documentation associated with management review controls and validation of the completeness and accuracy of key reports in Israel and the United States.
- Trained relevant personnel to reinforce existing policies and introduce enhanced policies with regard to the appropriate steps and procedures required to be performed related to execution and documentation of internal control.

Based on the results of our tests of operating effectiveness of controls to address the previously reported material weaknesses, management concluded that, as of March 31, 2025, the material weaknesses reported in the Form 10-KT have been remediated.

<u>**Management's Report on Internal Control over Financial Reporting**</u>

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness, as of March 31, 2025, of our internal control over financial reporting based on the framework in 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Based on our evaluation, our management concluded that our internal control over financial reporting was not effective as of March 31, 2025, due to the material weaknesses in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During our assessment of internal controls, we identified a material weakness related to the design and execution of controls over manual journal entries at I.D. Systems and Pointer Mexico. Specifically, the control deficiencies included:

- The configuration of an automated control within the ERP system at I.D. Systems, which permitted journal entries to be amended prior to posting, creating a segregation of duties issue concerning the processing of journal entries and review of balance sheet reconciliations; and
- Lack of workflow approval and sufficient documentation supporting the review of journal entries for Pointer Mexico.

These deficiencies, in the aggregate, represent a material weakness in our internal control over financial reporting, as they could result in a material misstatement of our financial statements that may not be prevented or detected on a timely basis.

On October 1, 2024, we completed the FC Acquisition, a privately owned entity that was determined to be material to our consolidated financial statements. In accordance with SEC guidance, management excluded Fleet Complete from its assessment of the effectiveness of internal control over financial reporting as of March 31, 2025. Fleet Complete constitutes approximately 24% of total assets and 16% of total revenue of our consolidated financial statement amounts as of and for the year ended March 31, 2025.

Despite the exclusion of Fleet Complete from our assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2025, we identified a material weakness in controls over the financial close and reporting process. Specifically, there were insufficient effective controls in place to ensure the completeness and accuracy of Fleet Complete's financial reporting information that is consolidated into Powerfleet's financial statements.

This material weakness resulted from insufficient controls over the review and validation of financial data submitted by the newly acquired subsidiary for consolidation purposes. This material weakness was due to the following deficiencies at Fleet Complete:

- Fleet Complete had ineffective general information technology controls ("GITCs") over relevant IT systems. Specifically, Fleet Complete's management did not design and maintain effective GITCs in the following areas: (i) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to financial applications, programs and data to appropriate company personnel; and (ii) program change management controls to ensure that changes to IT programs and data affecting financial applications and underlying accounting records are properly identified, tested, authorized and implemented with appropriate segregation of duties.
- Fleet Complete management did not design and implement control activities necessary to provide reasonable assurance regarding the reliability of Fleet Complete's financial reporting.
- Fleet Complete also has not implemented workflow approval on journal entries resulting in a lack of segregation of duties related to the processing and approval of manual journal entries.

Our independent registered public accounting firm, Deloitte & Touche, has audited the effectiveness of our internal control over financial reporting as of March 31, 2025, as stated in its audit report included in this Annual Report on Form 10-K.

Remediation Plan for the Material Weaknesses

Management is committed to the remediation of the material weaknesses described above, as well as the continued improvement of our internal control over financial reporting. Management has implemented and continues to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated.

To address the material weaknesses, management has completed, or is in the process of completing, the following remediation activities:

- As of April 1, 2025, redesigned and implemented automated controls within the ERP system used by I.D. Systems to prevent users from editing journal entries they did not create and to require a senior independent authorized individual to approve and post such journal entries.

- Initiated plans to decommission the ERP system currently used by I.D. Systems in the second quarter of fiscal 2026, replacing it with a standardized ERP platform designated for use across the Company.
- Designing and implementing workflow approval on critical transactions, such as manual journal entries for I.D. Systems.
- Implementing controls that require documentation of independent reviews of manual journal entries at Pointer Mexico.
- Designing and implementing controls over GITCs within the standardized ERP system related to user access and program change management over IT systems that support financial reporting processes at Fleet Complete.
- Designing and implementing internal control over financial reporting for processes specific to Fleet Complete.

While we believe the actions taken and those underway will improve our internal control over financial reporting, we have not completed all remediation efforts identified herein. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that controls are operating effectively.

Changes in Internal Control over Financial Reporting

Except for the items noted above and our continued efforts to implement standardized ERP and CRM systems across all Powerfleet subsidiaries, there were no other changes to our internal control over financing reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) during the quarter ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Powerfleet, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Powerfleet, Inc. and subsidiaries (the "Company") as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2025, of the Company and our report dated June 26, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Fleet Complete, which was acquired on October 1, 2024, and whose financial statements constitute 24% of total assets and 16% of total revenue of the consolidated financial statement amounts as of and for the year ended March 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Fleet Complete.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment.

Management identified a material weakness related to the configuration of an automated control within the ERP system at I.D. Systems, which permitted journal entries to be amended prior to posting, creating a segregation of duties issue concerning the processing of journal entries and review of balance sheet reconciliations.

Management identified a material weakness related to a lack of workflow approval and sufficient documentation supporting the review of journal entries for Pointer Mexico.

Management also identified a material weakness in controls over the financial close and reporting process as a result of the Fleet Complete acquisition. Specifically, there were insufficient effective controls in place to ensure the completeness and accuracy of Fleet Complete's financial reporting information that is consolidated into Powerfleet's financial statements.

This material weakness resulted from insufficient controls over the review and validation of financial data submitted by the newly acquired subsidiary for consolidation purposes. This material weakness was due to the following deficiencies at Fleet Complete:

- Fleet Complete had ineffective general information technology controls ("GITCs") over relevant information technology ("IT") systems. Specifically, Fleet Complete's management did not design and maintain effective GITCs in the following areas: (i) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to financial applications, programs and data to appropriate company personnel; and (ii) program change management controls to ensure that changes to IT programs and data affecting financial applications and underlying accounting records are properly identified, tested, authorized and implemented with appropriate segregation of duties.
- Fleet Complete management did not design and implement control activities necessary to provide reasonable assurance regarding the reliability of Fleet Complete's financial reporting.
- Fleet Complete has also not implemented workflow approval on journal entries resulting in a lack of segregation of duties related to the processing and approval of manual journal entries.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended March 31, 2025, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche
Johannesburg, South Africa
June 26, 2025

Item 9B. Other Information

On May 27, 2025, the Company entered into an amendment to each of the Facilities Agreement and Facility Agreement to amend the financial covenants contained therein with respect to the ratio of the Company's consolidated total net borrowings to consolidated EBITDA.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

We have an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all of our personnel, including directors, officers, employees and other covered persons. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

The remaining information required by this Item will be included in our definitive proxy statement for our 2025 annual meeting of stockholders to be filed with the SEC within 120 days after March 31, 2025 (the "2025 Proxy Statement") and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2025 Proxy Statement or (ii) the 2025 Proxy Statement is not filed with the SEC within 120 days after March 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

Item 11. Executive Compensation

The information required by this Item will be included in our definitive proxy statement for the 2025 Proxy Statement and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2025 Proxy Statement or (ii) the 2025 Proxy Statement is not filed with the SEC within 120 days after March 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in our definitive proxy statement for the 2025 Proxy Statement and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2025 Proxy Statement or (ii) the 2025 Proxy Statement is not filed with the SEC within 120 days after March 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in our definitive proxy statement for the 2025 Proxy Statement and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2025 Proxy Statement or (ii) the 2025 Proxy Statement is not filed with the SEC within 120 days after March 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be included in our definitive proxy statement for the 2025 Proxy Statement and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2025 Proxy Statement or (ii) the 2025 Proxy Statement is not filed with the SEC within 120 days after March 31, 2025, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

Item 15. Exhibits and Financial Statement Schedules

(a) <u>List of Financial Statements, Financial Statement Schedules, and Exhibits</u>

(1) <u>Financial Statements.</u> The following financial statements of Powerfleet, Inc. are included in Item 8 of Part II of this Form 10-K:

(2) <u>Financial Statement Schedule.</u>

None.

(3) <u>Exhibits.</u> The following exhibits are filed with this Form 10-K or are incorporated herein by reference, as indicated.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 13, 2019, by and among Powerfleet, Inc., Powerfleet Israel Holding Company Ltd., Powerfleet Israel Acquisition Company Ltd., I.D. Systems, Inc. and Pointer Telocation Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on March 15, 2019).†
2.2.1	Investment and Transaction Agreement, dated as of March 13, 2019, by and among I.D. Systems, Inc., Powerfleet, Inc., Powerfleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on March 15, 2019).†
2.2.2	Amendment No. 1 to the Investment and Transaction Agreement, dated as of May 16, 2019, by and among I.D. Systems, Inc., Powerfleet, Inc., Powerfleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on May 20, 2019).†
2.2.3	Amendment No. 2 to the Investment and Transaction Agreement, dated as of June 27, 2019, by and among I.D. Systems, Inc., Powerfleet, Inc., Powerfleet US Acquisition Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on June 27, 2019).†
2.2.4	Amendment No. 3 to the Investment and Transaction Agreement, dated as of October 3, 2019, by and among I.D. Systems, Inc., Powerfleet, Inc., Powerfleet US Acquisition Inc., ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and ABRY Investment Partnership, L.P. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K12B of Powerfleet, Inc., filed with the SEC on October 3, 2019).†
2.2.5	Amendment No. 4 to the Investment and Transaction Agreement, dated as of May 13, 2020, by and among Powerfleet, Inc., I.D. Systems Inc., ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and ARBY Investment Partnership, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on May 14, 2020).

Exhibit Number	Description
2.3	Implementation Agreement, dated October 10, 2023, by and among Powerfleet, Inc., Main Street 2000 Proprietary Limited and MiX Telematics Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 10, 2023).†
2.4	Share Purchase Agreement, dated September 18, 2024, by and among Golden Eagle Topco, LP, the Other Shareholders Party Thereto, Powerfleet, Inc. and Powerfleet Canada Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on September 18, 2024).†
2.5	Amending Agreement No. 1 (Share Purchase Agreement), dated October 1, 2024, by and between Powerfleet, Inc. and Powerfleet Canada Holdings Inc. and Golden Eagle Topco, LP (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 1, 2024).†
3.1.1	Amended and Restated Certificate of Incorporation of Powerfleet, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K12B of Powerfleet, Inc., filed with the SEC on October 3, 2019).
3.1.2	Amendment to the Amended and Restated Certificate of Incorporation of Powerfleet, Inc. (incorporated by reference to Exhibit 3.1.2 to the Annual Report on Form 10-K of Powerfleet, Inc. filed with the SEC on May 9, 2024).
3.2	Amended and Restated Bylaws of Powerfleet, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K12B of Powerfleet, Inc., filed with the SEC on October 3, 2019).
4.1	Specimen Powerfleet, Inc. Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-4 of Powerfleet, Inc., filed with the SEC on July 23, 2019).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K of Powerfleet, Inc. filed with the SEC on May 9, 2024).
10.1.1	2009 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of I.D. Systems, Inc. for the fiscal quarter ended September 30, 2009, filed with the SEC on November 6, 2009).¥
10.1.2	Amendment, dated March 16, 2012, to 2009 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of I.D. Systems, Inc. for the fiscal quarter ended March 31, 2012, filed with the SEC on May 14, 2012).¥
10.2	I.D. Systems, Inc. 2015 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of I.D. Systems, Inc. filed with the SEC on June 25, 2015).¥
10.3	Powerfleet, Inc. 2018 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on September 17, 2024.¥
10.4.1	Employment Offer Letter, dated January 5, 2022, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 5, 2022).¥
10.4.2	Severance Agreement, dated January 5, 2022, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 5, 2022).¥
10.4.3	Amendment to Severance Agreement, dated September 11, 2023, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc. filed with the SEC on September 15, 2023).¥
10.4.4	Amendment to Severance Agreement, dated May 31, 2025, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc. filed with the SEC on June 5, 2025).¥
10.4.5	Form of Stock Option Inducement Award Agreement (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of Powerfleet, Inc., filed with the SEC on March 16, 2022).¥
10.5.1	Offer Letter, dated December 31, 2022, between Powerfleet, Inc. and David Wilson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 4, 2023).¥

Exhibit Number	Description
10.5.2	Employee Covenants Agreement, dated November 11, 2022, between Powerfleet, Inc. and David Wilson (incorporated by reference to Exhibit 10.5.2 to the Annual Report on Form 10-K of Powerfleet, Inc. filed with the SEC on May 9, 2024).¥
10.6	Offer Letter, dated November 8, 2024 between Powerfleet, Inc. and Michael Powell (filed herewith).¥
10.7	Offer Letter, dated June 1, 2025 between Powerfleet, Inc. and Melissa Ingram (filed herewith).¥
10.8	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form S-4 of Powerfleet, Inc., filed with the SEC on July 23, 2019).¥
10.9.1	Amended and Restated Credit Agreement, dated March 18, 2024, by and among Powerfleet Israel Ltd., Pointer Telocation Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on March 22, 2024).
10.9.2	Amendment No. 1, effective as of December 30, 2024, to the Amended and Restated Credit Agreement, dated March 18, 2024, by and among Powerfleet Israel Ltd., Pointer Telocation Ltd. and Bank Hapoalim B.M (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 3, 2025).†
10.10.1	Facilities Agreement, dated March 7, 2024, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on March 12, 2024).
10.10.2	Amendment No. 1, effective as of May 9, 2025, to the Facilities Agreement, dated March 7, 2024, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (filed herewith).
10.10.3	Amendment No. 2, effective as of May 27, 2025, to the amended Facilities Agreement, dated May 9, 2025, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (filed herewith).
10.11	Credit Agreement, dated March 14, 2024, between MiX Telematics Proprietary Limited (formerly known as MiX Telematics Limited) and FirstRand Bank Limited acting through Rand Merchant Bank division (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Powerfleet, Inc., filed with the SEC on August 28, 2024).
10.12.1	Facility Agreement, dated September 27, 2024, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 1, 2024).†+
10.12.2	Amendment No. 1, effective as of May 27, 2025, to the Facility Agreement, dated September 27, 2024, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (filed herewith).
10.13	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on September 18, 2024).†
10.14	Registration Rights Agreement, dated October 1, 2024, by and between Powerfleet, Inc. and Ontario Teachers' Pension Plan Board (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 2, 2024).†
19.1	Insider Trading Policy.*
21.1	List of Subsidiaries.*
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche.*
23.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.*
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

Exhibit Number	Description
97.1	Powerfleet, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K of Powerfleet, Inc., filed with the SEC on May 9, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC.

* Filed herewith.

** Furnished herewith.

¥ Management contract or compensatory plan or arrangement.

+ Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain portions of this exhibit have been redacted. Redacted information is indicated by [***].

(b) Exhibits. The exhibits required by Item 601 of Regulation S-K are filed herewith or incorporated herein by reference. Please see the Index to Exhibits to this Form 10-K, which is incorporated into this Item 15(b) by reference.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2025   POWERFLEET, INC.

By: /s/ Steve Towe
_____
Steve Towe
Chief Executive Officer
(Principal Executive Officer)

By: /s/ David Wilson
_____
David Wilson
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report is signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steve Towe Steve Towe	Chief Executive Officer (Principal Executive Officer)	June 26, 2025
/s/ David Wilson David Wilson	Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2025
/s/ Michael Brodsky Michael Brodsky	Director	June 26, 2025
/s/ Ian Jacobs Ian Jacobs	Director	June 26, 2025
/s/ Andrew Martin Andrew Martin	Director	June 26, 2025
/s/ Michael McConnell Michael McConnell	Director	June 26, 2025